2013 Annual Report

igt

LETTER TO SHAREHOLDERS 2013

2013 marked another banner year at IGT as we led the transformation of gaming entertainment. I am proud of our accomplishments and pleased that we have delivered outstanding operating results – reinforcing our top-tier position in the gaming industry. Specifically:

- We increased total revenues 9% year-over-year to $2.3 billion
- North America product sales increased 17%
- We delivered our fourth consecutive year of double digit adjusted EPS[1] growth, up 22% year-over-year to $1.27
- Social gaming revenues for the year increased over 150% to $219 million as average bookings per daily active user grew 42% to $0.37
- We returned approximately $270 million to you, our shareholders, in the form of share repurchases and dividends.

Our significant achievements in fiscal year 2013 continued IGT's positive momentum of consistent strong financial performance for our fourth consecutive year – demonstrated by the concurrent growth in our global revenue, North America ship share, adjusted operating income[2], and adjusted earnings per share.

GLOBAL CONSOLIDATED REVENUE



($MM)
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,917
$1,957
$2,151
$2,342
2010
2011
2012
2013

NORTH AMERICA SHIP SHARE[1]



40%
30%
20%
10%
0%
29%
32%
36%
40%
2010
2011
2012
2013

ADJUSTED OPERATING INCOME



($MM)
$750
$600
$450
$300
$150
$0
$493
$526
$564
$604
2010
2011
2012
2013

ADJUSTED EPS



$1.5
$1.0
$0.5
$0
$0.84
$0.93
$1.04
$1.27
2010
2011
2012
2013

1. Per data provided by Ellers Research, LLC

---

[1] All references to "adjusted EPS" or "adjusted earnings per share" are to adjusted earnings per share from continuing operations. Adjusted earnings per share from continuing operations is a non-GAAP financial measure. Reconciliations of GAAP to non-GAAP measures are provided at the end of this Annual Report.

[2] Adjusted operating income is a non-GAAP financial measure. Reconciliations of GAAP to non-GAAP measures are provided at the end of this Annual Report.

Our focus on operational efficiency has placed us ahead of many S&P 500 metrics, including:

OPERATING CASH FLOW AS A % OF REVENUE – 4 YEARS[1]


30%
20%
10%
0%
25%
17%
IGT
S&P 500

SHARE REPURCHASE YIELDS – 1 YEAR[2]


4%
3%
2%
1%
0%
3.8%
3.1%
IGT
S&P 500

CHANGE IN SHARES OUTSTANDING – 4 YEARS


10%
0%
-10%
-20%
IGT
-14%
4%
S&P 500

DIVIDEND YIELD – 1 YEAR


3%
2%
1%
0%
2.2%
2.0%
IGT
S&P 500

Source: S&P 500 data provided by Thomson
1. S&P500 data excludes the Financial Sector
2. Calculated as total dollar amount of shares repurchased, divided by the year end stock price, divided by the year end shares outstanding

With the industry's strongest global footprint, IGT is uniquely positioned to capitalize on the many new opportunities that are surfacing in gaming, from the evolution of interactive for-wager gaming in New Jersey and Delaware, to the creation of more efficiency in casino operations through our many systems enhancements. I see an exciting future for us – our employees, customers and partners are working hard to lead and transform the industry, while redefining the entertainment experience ... and we are doing so collaboratively.

Our commitment to you, our shareholders, remains unwavering:

First and foremost, content is king. We seek to assemble, through creating and partnering, the most compelling, highest performing game library available – serving both our operators and players. From our legacy *Wheel of Fortune* titles, to the recently launched *James Cameron's Avatar*, where we worked hand-in-hand with our licensing partner to create the most immersive gaming experience for players – IGT remains the leader in gaming content innovation.

Expanding and managing the broadest distribution of our products, globally. To every region of the world and on every device ... with real money and virtual currency – IGT delivers the games that players want, anytime, anywhere. We capitalized on land-based replacements markets, such as Canada, where we achieved 40% market share.[3] We also capitalized on online market opportunities, including British Columbia Lottery Corporation's playnow.com, with whom we partnered to provide its players with the industry's most engaging, exciting slot content. To top it all off, IGT's DoubleDown was named to Facebook's 2013 Hall of Fame for social gaming.

Maximizing value. Through the efficient operation of our business, IGT stakeholders benefitted from our work to generate sizeable positive cash flow as well as our approach to responsibly and dependably return capital to our shareholders. Over the past four years we have returned over $1 billion to shareholders in the form of share repurchases and dividends.

We continue to execute our strategy, with flexibility and agility, as opportunities arise and as the industry and business world around us evolve. As part of our pioneering spirit, we are always looking for fresh approaches to our industry – be it products, processes, technology or distribution, all with the goal of returning value to you, our shareholders. We appreciate your support of IGT as we lead the industry into the next great phase of gaming, technology and entertainment.

At IGT, the best ideas keep coming ... from Out of the Blue.

Patti Hart
Chief Executive Officer

[3] Per data provided by Eilers Research, LLC

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Philip G. Satre
Chairman

Paget L. Alves

Eric F. Brown

Janice D. Chaffin

Greg Creed

Patti S. Hart

Robert J. Miller

Vincent L. Sadusky

Tracey D. Weber

EXECUTIVE OFFICERS

Patti S. Hart
Chief Executive Officer

Eric A. Berg
Chief Operations Officer

Paul C. Gracey, Jr.
General Counsel and Secretary

Eric P. Tom
Executive Vice President Global Sales

John M. Vandemore
Executive Vice President Emerging Businesses,
Chief Financial Officer and Treasurer

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 28, 2013
(presented as September 30, 2013)

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number 001-10684

International Game Technology

Nevada	88-0173041
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6355 South Buffalo Drive, Las Vegas, Nevada 89113
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code: **(702) 669-7777**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $.00015625	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer [X]	Accelerated filer [ ]
Non-accelerated filer [ ] (*Do not check if a smaller reporting company*)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of voting stock held by non-affiliates of the registrant on March 31, 2013: $4.3 billion.

The number of shares outstanding of each of the registrant's classes of common stock, as of November 22, 2013: 248.9million shares of common stock at $.00015625 par value.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of our Proxy Statement relating to the 2014 annual shareholders meeting are incorporated by reference in Part III. Such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended September 28, 2013

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS *(as used in this document)*

Fiscal dates—actual:	Fiscal dates—as presented:
September 28, 2013	September 30, 2013
September 29, 2012	September 30, 2012
October 1, 2011	September 30, 2011
October 2, 2010	September 30, 2010
October 3, 2009	September 30, 2009

Abbreviation/term	Definition
Anchor	Anchor Gaming
AOCI	Accumulated other comprehensive income (loss)
APAC	Asia, Australia, New Zealand, and the Pacific
APIC	additional paid-in-capital
ASP	average sales price (machines)
ASR	accelerated share repurchase transaction
ASU	Accounting Standards Update
5.35% Bonds	5.35% fixed rate notes due 2023
5.5% Bonds	5.5% fixed rate notes due 2020
7.5% Bonds	7.5% fixed rate notes due 2019
B2B	Business-to-business
B2C	Business-to-customer/consumer
bps	basis points
CDS	central determination system
CEO	chief executive officer
CFO	chief financial officer
CLS	China LotSynergy Holdings, Ltd.
DAU	Daily Active Users
DCF	discounted cash flow
DoubleDown	Double Down Interactive LLC
EBITDA	earnings before interest, taxes, depreciation, and amortization
EMEA	Europe (including the UK), the Middle East, and Africa
Entraction	Entraction Holding AB
EPS	earnings per share
ERISA	Employee Retirement Income Security Act
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
GAAP	generally accepted accounting principles
IGT, we, our, the Company	International Game Technology and its consolidated entities
IGT rgs®	IGT Remote Game Server™
IP	intellectual property
IRS	Internal Revenue Service
LAC	Latin America (Mexico, South and Central America) and the Caribbean
LIBOR	London inter-bank offered rate
MAU	Monthly Active Users
MDA	management's discussion and analysis of financial condition and results of operations
MLD™	Multi-layer-display
Notes	3.25% convertible notes due 2014
OCI	Other comprehensive income (loss)
OSHA	Occupational Safety & Health Administration
pp	percentage points
R&D	research and development

Abbreviation/term	Definition
SEC	Securities and Exchange Commission
SIP	2002 Stock Incentive Plan
SG&A	sales, general and administrative
UK	United Kingdom
US	United States
VAT	value added tax
VIE	variable interest entity
VWAP	average daily volume weighted average price
VLT	Video lottery terminal
WAP	wide area progressive
WMS	WMS Gaming, Inc.
Yield	average revenue per unit per day
*	not meaningful (in tables)

FORWARD LOOKING STATEMENTS

This report contains statements that do not relate to historical or current facts, but are "forward looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to future events or trends, our future prospects and proposed new products, services, developments, or business strategies, among other things. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, could, would, estimate, expect, indicate, intend, may, plan, predict, project, pursue, will, continue, and other similar terms and phrases, as well as the use of the future tense.

Examples of forward looking statements in this report include, but are not limited to, the following categories of expectations about:

- our ability to successfully introduce new products and their impact on replacement demand
- the timing, features, benefits, and expected continued or future success of new product introductions and ongoing product, marketing, and strategic initiatives
- our expected future financial and operational performance
- our strategic and operational plans
- our leadership position in the gaming industry or in online casino-style social gaming
- the advantages offered to customers by our anticipated products and product features
- economic conditions and other factors affecting the gaming industry
- gaming growth, expansion, and new market opportunities
- expected trends in the demand for our products
- developments with respect to economic, political, regulatory and other conditions affecting our international operations
- mergers, acquisitions and divestitures, including the expected benefits of completed acquisitions and expectations for, possible acquisitions of, or investments in, businesses, products, and technologies
- research and development activities, including anticipated benefits from such activities
- fluctuations in future gross margins, tax rates, and liabilities
- expectations regarding product sales or machine placements
- legislative, legal or regulatory developments and related market opportunities
- available capital resources to fund future operating requirements, capital expenditures, payment obligations, acquisitions, dividends, and share repurchases
- losses from off-balance sheet arrangements
- financial returns to shareholders related to management of our costs
- the impact of recently adopted accounting pronouncements
- the outcome and expense of litigation

Actual results could differ materially from those expressed or implied in our forward looking statements. Our future financial condition and results of operations, as well as any forward looking statements, are subject to change and to inherent known and unknown risks and uncertainties. See Part I, Item 1A, Risk Factors, in this report for a discussion of risks and uncertainties. You should not assume at any point in the future that the forward looking statements in this report are still valid. We do not intend, and undertake no obligation, to update our forward looking statements to reflect future events or circumstances.

PART I

Item 1. Business

International Game Technology is a global gaming company specializing in the design, development, manufacture, and marketing of casino-style gaming equipment, systems technology, and game content across multiple platforms—land-based, online real-money and social gaming. We are a leading supplier of gaming entertainment products worldwide and provide a diverse offering of quality products and services at competitive prices, designed to enhance the gaming player experience.

International Game Technology was incorporated in Nevada in December 1980 to facilitate our initial public offering in 1981. Principally serving the US gaming markets when founded, we expanded into jurisdictions outside the US beginning in 1986.

Our fiscal year is reported on a 52/53-week period that ends on the Saturday nearest to September 30. For simplicity, this report presents all fiscal years using the calendar month end as outlined in the table below.

Fiscal Year	Ended		Weeks
	Actual	Presented as	
2013	September 28, 2013	September 30, 2013	52
2012	September 29, 2012	September 30, 2012	52
2011	October 1, 2011	September 30, 2011	52
2010	October 2, 2010	September 30, 2010	52
2009	October 3, 2009	September 30, 2009	53

Unless otherwise indicated in this report:

- International Game Technology, IGT, we, our, or the Company refers to International Game Technology and its consolidated entities
- italicized text with an attached superscript trademark or copyright notation indicates trademarks of IGT or its licensors, and additional IGT trademark information is available on our website at www.IGT.com
- references to years relate to our fiscal years ending September 30
- current refers to the fiscal year ended September 30, 2013
- Note refers to the Notes of our Consolidated Financial Statements in Item 8 of this report
- references to EPS are on a diluted basis
- table amounts are presented in millions, except units and EPS
- discussion and analysis relates to results for continuing operations of the current year as compared with the prior year
- information posted on our website is not incorporated into this Form 10-K

BUSINESS SEGMENTS

We derive our revenues from the distribution of casino games, gaming equipment and systems technology for land-based and online (social and real-money) markets. Operating results reviewed by our CEO encompass all revenue sources within each geographical region. We currently view our business in two operating segments, North America and International, each incorporating all revenue categories—Gaming Operations, Product Sales, and Interactive. Unless otherwise noted, prior year amounts throughout this report have been adjusted for operations discontinued during 2011, as further described in Note 22.

- **North America**, comprising 78% of consolidated revenues in 2013, 76% in 2012 and 2011, includes operations associated with our land-based and online real-money customers located in the US and Canada, as well as all customers serviced by our US-based social gaming operations.
- **International**, comprising 22% of consolidated revenues in 2013, 24% in 2012 and 2011, consists of our land-based and online real-money customers located in all other jurisdictions worldwide.

We measure segment profit on the basis of operating income. Certain income and expenses are managed at the corporate level and not allocated to an operating segment. Other segment and financial information is contained in our MDA BUSINESS SEGMENT RESULTS and Note 19 is incorporated here by this reference.

REVENUE CATEGORIES

We recognized revenues in three major categories — Gaming Operations, Product Sales and Interactive. See Footnote 1 for additional information about our revenue accounting policies.

Gaming Operations

Comprising 42% of consolidated revenues in 2013, 48% in 2012, and 53% in 2011, gaming operations generates recurring revenues by providing customers with proprietary land-based casino gaming equipment, systems, content licensing, and services under a variety of arrangements. Our gaming operations pricing arrangements are largely variable where casinos pay service fees to IGT based on a percentage of amounts wagered (also referred to as coin-in) or net win. Variable fee units comprised 83% of our IGT owned gaming operations installed base at September 30, 2013. Fixed fee units comprised 17% of our IGT owned gaming operations installed base at September 30, 2013 and pricing arrangements are typically based on a daily or monthly fee.

Casinos with IGT WAP machines paid a percentage of the coin-in for IGT services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of the progressive jackpot. The cost of funding progressive jackpots is subject to interest rate volatility as further described in Note 1, MDA—CRITICAL ACCOUNTING ESTIMATES and related risks included in Part I—Item 1A.

Gaming operations revenues are affected by variations in the number and type of machines in service, levels and frequency of player wagers, and pricing arrangement terms. Levels of play are dependent on game popularity, casino seasonality trends, economic conditions, and other player preferences. Seasonal trends generally show higher play levels in the spring and summer months and lower in the fall and winter months. We monitor the productive life cycles of our gaming operations machines and systematically replace units experiencing declining play levels with newer games.

The IGT owned gaming operations installed base is comprised of our *MegaJackpots®* premium branded gaming machines, including WAP and stand-alone units, as well as other lease or rental units, including CDS and racino machines. IGT owned units are recorded on our balance sheet as part of property, plant and equipment. Casino owned units represent machines sold to our customers that also provide a recurring royalty fee. Gaming operations revenues are generated from the units reflected in the table below, as well as from other service fees for systems access, game content, and other gaming equipment lease or rental.

Gaming Operations Units ('000)	2013	2012	2011
IGT owned units - *MegaJackpots® (Premium brand)*	25.1	27.1	27.8
IGT owned units - Lease (CDS, racino, other)	29.5	30.0	26.1
IGT installed base	54.6	57.1	53.9
Casino owned	22.1	21.6	20.4
Total	76.7	78.7	74.3

Product Sales

Comprising 46% of consolidated revenues in 2013, 45% in 2012 and 2011, product sales revenues are generated from the sale of land-based gaming equipment, content, systems, services, and component parts (including kit conversions).

Product Sales Composition	2013	2012	2011
Slot machines	69%	67%	63%
Non-machine	31%	33%	37%
Gaming systems	19%	20%	22%
Parts & conversions	9%	10%	12%
Other fees & services	3%	3%	3%

Interactive

Comprising 12% of consolidated revenues in 2013, 7% in 2012, and 2% in 2011, interactive revenues are generated from online social gaming and real-money gaming products and services, presented in the following two groups.

Social Gaming

Our North America based DoubleDown online casino-style social gaming was acquired in January 2012 and generates revenues from the sale of virtual casino chips to players for use within the *DoubleDown Casino®* for additional play or game enhancements. Costs of revenues are comprised mainly of payment processing fees like those paid to Facebook, Apple, Google or land-based casino hosts on a revenue participation basis. Social gaming metrics include:

- DAU measures the number of active users that play games at the *DoubleDown Casino®* each day. Average DAU is the average of the DAUs for each day during the period.
- MAU measures the number of active users that played games at the *DoubleDown Casino®* at least once in the last 30 days. Average MAU is the average of the MAUs each day during the period.
- DAU/MAU is a ratio used to monitor user engagement.
- Bookings represent the total amount of virtual casino chips sold during the period, as opposed to revenues, which include deferral adjustments based on the estimated period of service or chip consumption.

Unlike many other online casino-style social games where each game is a unique application, DoubleDown operates as a single casino application with multiple games where all games are available to the player within a single application. As a result, DoubleDown's reported number of active users is the equivalent of the number of unique users reported by many other online social casino-style game operators. Our DoubleDown strategy focuses on increasing DAU as an indicator of user engagement and average bookings per DAU. For 2013 DoubleDown averaged DAU of 1.6 million and average bookings per DAU of $0.37.

IGTi

IGTi encompasses our online real-money casino and mobile gaming systems infrastructure and applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win.

IGTi solutions are provided primarily in B2B arrangements where IGTi provides content and services to a partnering business, which then connects to the player through the partner's own site. To a lesser extent in B2C arrangements, IGTi runs the online website on behalf of the customer, connecting directly with the player. IGTi costs of revenues includes transaction costs incurred to run the sites, including player verification checks, banking transaction fees, data center costs to host servers, internet bandwidth fees, royalties, and server support/maintenance fees.

STRATEGIC BUSINESS ACQUISITIONS AND AFFILIATES

We aim to complement our internal resources through strategic alliances, investments, and business acquisitions that:

- diversify our geographic reach
- expand our product lines and customer base
- leverage our technological and manufacturing infrastructure to increase our rates of return

In January 2012, we acquired Seattle based Double Down Interactive LLC., developer and operator of the online social gaming *DoubleDown Casino®* found on Facebook. DoubleDown has a broad and expanding game portfolio, offering blackjack, slots, slot tournaments, video poker, bingo, and roulette to social gamers around the world. This strategic acquisition has established IGT's position in social casino-style gaming and strengthened our core business with added distribution channels for IGT game content. DoubleDown is presented as a component of our North America segment.

Acquisitions and affiliate investments are also discussed in Notes 2 and 21. Discontinued operations, and material asset losses or impairment recognized during the last three years are discussed in our MDA—OVERVIEW, MDA—CONSOLIDATED RESULTS, and Notes 20 and 22. Risks related to business combinations and investments are described in Part I—Item 1A.

PRODUCTS

We provide a broad range of casino-style game content, equipment and systems technology for land-based and online social and real-money gaming markets under for-sale, revenue sharing, and other leasing arrangements. Concentrating on game content development and distribution across multiple channels, IGT is making meaningful inroads into achieving convergence between and amongst the online and land-based gaming worlds.

Games

We combine elements of math, play mechanics, sound, art, and technological advancements with our library of entertainment licenses and patented IP to provide gaming products designed to provide a high degree of player appeal. We continuously expand our game library with new content, popular brands, and appealing bonuses to address player preferences and other market trends.

We offer a wide array of casino-style games for land-based, online social gaming, online real-money and mobile gaming markets with multi-line, multi-coin and multi-currency configurations.

Land-Based

Premier (MegaJackpots®)
- Multi-Level Progressive
- Wide-Area Progressive
- Stand-Alone
- Bonusing Concepts

Core
- Video Reel
- Spinning Reel
- Video Poker
- Multi-Game (Game King®)
- Game Families
- Game Hardware Series

Central Determination System
- Bingo (Class II)
- VLT

Multi-Player
- Electronic Table
- Virtual Racing

Interactive *(includes mobile)*

Online Social
- Slots
- Video Poker
- Table Games
- Bingo

Online Real-money
- MegaJackpots®
- Slots
- Table Games
- Fixed Odds
- Video Poker
- Bingo & Keno

Cabinet Configurations

Land-based customers can combine our extensive library of games with several gaming machine cabinets designed to maximize functionality, flexibility, and player comfort. Our *AVP®* machines support server-based gaming networks with G2S open industry standards. Slot machine configurations vary by jurisdiction and may include:

- Stand-alone casino-style slot machines that determine the game play outcome at the machine, known as Class III in tribal jurisdictions
- WAP jackpot systems with machines linked across several casinos
- CDS machines connected to a central server that determines the game outcome, encompassing VLT's (video lottery terminals) used primarily in government-sponsored applications and electronic or video bingo machines, known as Class II in tribal jurisdictions

Systems

IGT systems products include infrastructure and applications for casino management, customer relationship management, player management, and server-based gaming. Our casino and customer relationship management solutions include integrated modules for:

- machine accounting
- patron management
- cage accounting
- table accounting
- ticket-in/ticket-out
- bonusing (jackpots and promotions)
- table game automation
- payment processing
- reporting
- regulatory compliance

Our player management solutions feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. Our server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players' experience, connecting with players interactively, and creating operational efficiencies.

Interactive

IGT's Double Down online social gaming operation provides a unique opportunity for casino entertainment to reach a broader audience, while complementing IGT's other existing offerings and the core casino audience. *DoubleDown Casino®* is available online through Facebook and www.DoubleDownCasino.com on a variety of personal computer and mobile devices. Additionally, our land-based casino customers can integrate the *DoubleDown Casino®* link into their own website providing players with access to a large portfolio of popular social casino-style games. The *DoubleDown Casino®* link provides casino operators with an opportunity to engage their customers when they are not physically present in the land-based casino.

IGT also provides real-money online casino and mobile gaming systems infrastructure and applications, content licensing, and back office operational support services. The IGT *Remote Game Server®* (*IGT rgs®*) seamlessly integrates onto an operator's interactive platform, allowing access to our portfolio of game content that allows for real-money online in legalized jurisdictions. These systems are primarily focused on the management of digital patron wallets, responsible gaming functionality, fraud detection and prevention, patron credentials, customer relationship management, player accounting, and player analytics. With these solutions, we deploy a full service platform capable of supporting the main games associated with online real-money (casino games, sports betting, multi-player poker and bingo).

RESEARCH & DEVELOPMENT

We support our product development efforts through a considerable emphasis and investment in the R&D of emerging technology trends, which we believe enables us to maintain a leadership position in the industry. Our product innovation reflects a combination of customer research, design experience and engineering excellence utilizing our game design resources, IP portfolio, and next-generation game development tools. The focus of our product development is to enhance the player experience through interactive networked gaming, information technology, innovative game design, and customer relationship services, thereby maximizing the potential for player entertainment and casino operator profitability.

We dedicate approximately 1,860 employees worldwide to R&D efforts covering multiple engineering disciplines, including hardware, electrical, systems and software for land-based, online social, and online real-money applications. We specialize in progressive creative game development including design, math, graphics and audio. Our primary development facilities are located in Nevada (Reno and Las Vegas), California (San Francisco), Washington (Seattle), China (Beijing), and Australia (Sydney). Additional global design centers provide local community presence, customized products, and regional production where beneficial or required.

Our games are created primarily by employee designers, engineers, and artists, as well as third-party content creators. We also use third-party technologies to improve the yield of our development investment and concentrate increased resources on product differentiation engineering. A significant amount of our R&D efforts during 2013 continued to focus on expanding interactive online opportunities through content development synergies related to the convergence of land-based, online social, and online real-money channels. Our investment in R&D totaled $235.0 million in 2013, $217.0 million in 2012, and $194.7 million in 2011.

Intellectual Property

Our IP portfolio of patents, trademarks, copyrights, and other licensed rights are significant to our business. At September 30, 2013, we held approximately 6,000 patents or patent applications and approximately 4,100 trademarks filed and registered worldwide. The weighted average remaining useful life of our capitalized patent costs at September 30, 2013 was approximately 2.8 years. Our brand licensing arrangements have various expiration dates through 2020 and commonly contain options to extend.

We seek to protect our investment in R&D and the new and original features of our products by perfecting and maintaining our IP rights. We obtain patent protection covering many of our products and have a significant number of US and foreign patent applications pending. Our portfolio is widely diversified with patents related to a variety of gaming products, including game designs, bonus and secondary imbedded game features, device components, and online or mobile functionality.

We market most of our products under trademarks and copyrights that provide product recognition and promote widespread acceptance. We seek protection for our copyrights and trademarks in the US and various foreign countries, where applicable. We use IP assets offensively and defensively to protect our innovation and license it to others under terms designed to promote standardization in the gaming industry. IP litigation is described in Note 13 and related risk factors are discussed in Part I—Item 1A.

SALES AND MARKETS

We market our products and services worldwide. We have a substantial presence in the US and growing international operations. We promote our products and services through a worldwide network of sales associates, as well as third-party distributors and agents in certain markets under arrangements that generally specify no minimum purchase and require specified performance standards be maintained. We offer product-related contract financing for qualified customers and development financing loans to select customers for new or expanding gaming facilities.

As of September 30, 2013, we maintained 59 offices worldwide to respond to customer needs and our Global Support Center is staffed with experts in technical issue resolution. We provide access to product information and 24-hour customer service through our website and offer a variety of customer training designed to ensure success in using our products and services to their full potential.

North America

The gaming industry installed base of slot machines in the US and Canada has been relatively stable over the last few years, at just over 939,000 legal gaming devices by our estimates. Growth of legalized gaming is largely driven by new jurisdictions considering gaming tax revenues as a means to address budget shortfalls. Sales or placements of gaming machines are also affected by new openings or expansion of existing gaming properties and the machine replacement cycle, as well as economic conditions. Additionally, we expanded into online social gaming with the acquisition of DoubleDown in January 2012.

International

The international market opportunities are expected to grow at a faster pace in the future than in North America. We continue localizing our sales presence in these international markets, as we increase scalability and prepare for new opportunities. Our global strategy capitalizes on our North America experience, while customizing products for foreign languages, unique local preferences, and regulatory requirements.

Our international gaming markets included the following customer regions at September 30, 2013:

- Europe (including the UK), the Middle East, and Africa (EMEA)
- Latin America (Mexico, South and Central America) and the Caribbean (LAC)
- Asia, Australia, New Zealand, and the Pacific (APAC)

As the legalization and regulation of online gaming continues to unfold, our strategic intent is to enter and do business in those regulated markets that offer attractive return characteristics and build on our existing capabilities. In conjunction with an evaluation of resources, products, and markets from a commercial and compliance perspective, during our 2012 fourth quarter we determined it was prudent to consolidate our IGTi product development and customer service resources in Europe primarily acquired with Entraction, due in part to diminished returns largely related to regulatory challenges. As a result, we began exiting certain online turnkey and poker operations and closing or reducing certain facilities in Europe (Stockholm and Tallinn). Resulting impairment and restructuring charges are discussed in our MDA-CONSOLIDATED RESULTS, MDA--BUSINESS SEGMENT RESULTS, and Note 20.

OPERATIONAL OVERVIEW

Manufacturing and Suppliers

Our main manufacturing facilities are located in Nevada. We currently devote approximately 623,000 square feet in our Reno, NV facilities and approximately 223,000 square feet in our Las Vegas, NV facility to product development, manufacturing, warehousing, shipping, and receiving. Our manufacturing operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources. We also operate facilities for silkscreen manufacturing and digital design.

We use a variety of raw materials to manufacture our gaming devices including metals, wood, plastics, glass, electronic components, and LCD screens. We have global material suppliers and utilize multi-sourcing practices to promote component availability. We believe the availability of materials used to manufacture our products is adequate and we are not substantially dependent on any single supplier.

Maintaining our commitment to quality, we recertified our ISO 9001.2008 Quality Management System certification at our Reno, Las Vegas, Bozeman (Montana) and Hoofddorp (Netherlands) facilities during 2013. In May 2013, we added the China Research and Development Center to our ISO Certification. ISO standards represent an international consensus with respect to the design, manufacture, and use of practices intended to ensure ongoing customer satisfaction with consistent delivery of products and services.

We generally carry a sufficient amount of inventory related to the breadth of our product lines. We reasonably expect to fill our manufacturing product order backlog for both gaming operations and product sales within the next fiscal year. Backlog for gaming operations machine units totaled 2,400 at October 31, 2013 and 7,800 at October 31, 2012. Product sales backlog totaled approximately $151.6 million at October 31, 2013 and $197.3 million at October 31, 2012.

Employees

As of September 30, 2013, we employed over 5,000 individuals worldwide, with approximately 4,100 in our North America segment and 900 in our International segment. We continue to review our costs and organizational structure to maximize efficiency and align expenses with the current and long-term business outlook.

COMPETITION AND PRODUCT DEMAND

IGT operates within an increasingly competitive market. The markets for our gaming products and services are constantly evolving and technological advances increasingly employ personal computers, mobile communication, and other digital media devices, which have reduced barriers to entry. Our competitors range from small, localized companies to large, multi-national corporations in every jurisdiction where we conduct business. Our most significant competitors include Ainsworth Game Technology Ltd, Aristocrat Leisure Limited, Bally Technologies, Inc., Konami Gaming Inc., Novomatic Group of Companies, and WMS Industries, Inc. (acquired by Scientific Games Corporation on October 18, 2013).

We believe machine replacement sales are driven by customer strategies to upgrade casino platforms with player enticing new game content and technologies that increase yields, cost savings, convenience, and other benefits. The replacement cycle can be accelerated by emerging technologies that improve operators' profitability, such as online and mobile delivery mechanisms that increase cross-functionality, game features that increase player appeal, or application modules that increase operator efficiencies.

New or expanding casinos generate new product demand and stimulate replacement demand at neighboring properties compelled to upgrade their gaming platforms to remain competitive. New jurisdictions establishing legalized gaming also create product demand and continue to grow the overall installed base of gaming devices.

We focus our development efforts on the creation of game content designed for distribution convergence across multiple channels with superior functionality and features, using innovative architecture and technologies, resulting in a high degree of customer acceptance and player preference. We also strive to maintain an edge in our quality of customer support and efficient product implementation. The breadth of our gaming products and diversity of our innovative game library contribute to our competitive advantage.

We believe IGT has competitive advantages resulting from broad alliances and lengthy business relationships with our customers, the financial strength to aggressively invest in R&D, and an extensive IP portfolio. Our historically high levels of customer service and support, extensive and well-established infrastructure of sales and manufacturing, worldwide name recognition, and geographic diversity are also competitive assets. We believe our reputation for consistently delivering and supporting quality products will encourage operators to select our products and enable us to maintain a substantial market position.

AVAILABLE INFORMATION

IGT's principal corporate executive offices are located at: 6355 South Buffalo Drive
Las Vegas, Nevada 89113
(702) 669-7777

All reporting information filed with or furnished to the SEC is available free of charge through the Investor Relations link on our website at www.IGT.com as soon as reasonably practicable after we electronically file or furnish such information to the SEC.

The public may read and copy any materials filed by the company with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC available at www.sec.gov .

Additionally, the following IGT information is available through the Investor Relations link of our website and will be mailed in print form free of charge to any shareholder upon request:

- code of conduct
- corporate governance guidelines
- code of ethics for our principal executive officer and senior financial officers
- conflict of interest guidelines for members of our board of directors

- charters for our Audit, Capital Deployment, Compensation, and Nominating and Corporate Governance Committees

GOVERNMENT GAMING REGULATION

The gaming industry is subject to extensive governmental regulation by US federal, state and local governments, as well as tribal officials or organizations and foreign governments. While the regulatory requirements vary by jurisdiction, most require:

- licenses and/or permits
- findings of suitability for the company, as well as individual officers, directors, major shareholders, and key employees
- documentation of qualifications, including evidence of financial stability
- other required approvals for companies who manufacturer or distribute gaming equipment and services, including but not limited to new product approvals

Our operating entities and key personnel have obtained or applied for all required government licenses, permits, registrations, findings of suitability, and approvals necessary to manufacture and distribute gaming products in all jurisdictions where we do business. Although many regulations at each level are similar or overlapping, we must satisfy all conditions individually for each jurisdiction.

Gaming laws and regulations serve to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption. Regulatory oversight additionally ensures that the local authorities receive the appropriate amount of gaming tax revenues. As such, our financial systems and reporting functions must demonstrate high levels of detail and integrity.

Certain regulators not only govern the activities within their jurisdiction, but also monitor our activities in other jurisdictions to ensure that we comply with local standards on a worldwide basis. As a Nevada licensee, state regulatory authorities require us to maintain Nevada standards for all operations worldwide. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. A more detailed description of the regulations to which we are subject is provided in Exhibit 99.1 of this Annual Report on Form 10-K, incorporated herein by reference.

The nature of the industry and our worldwide operations make this process very time consuming and require extensive resources. We employ additional community staff members and legal resources familiar with local customs in certain jurisdictions to assist in keeping us compliant with applicable regulations worldwide. Through this process, we seek to assure both regulators and investors that all our operations maintain the highest levels of integrity and avoid any appearance of impropriety. We have never been denied a gaming related license, nor have our licenses ever been suspended or revoked.

Risk factors related to gaming regulation are discussed in Part 1, Item 1A. Changes in or new interpretations of existing gaming laws and regulations may hinder or prevent us from continuing to operate in certain jurisdictions. Regulatory challenges related to our interactive operations in Europe are discussed in our MDA-CONSOLIDATED RESULTS, MDA--BUSINESS SEGMENT RESULTS, and Note 20.

Item 1A. Risk Factors

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the gaming industry, which have negatively impacted and could continue to negatively impact the play levels of our participation games, our product sales, and our ability to collect outstanding receivables.

Demand for our products and services depends largely upon favorable conditions in the gaming industry, which is highly sensitive to players' disposable incomes and gaming activities. Discretionary spending on entertainment activities could further decline for reasons beyond our control, such as a continued slow economic recovery and negative economic conditions, sustained levels of unemployment, natural disasters, acts of war or terrorism, transportation costs or disruptions, or health epidemics. Any prolonged or significant decrease in consumer spending on entertainment activities could result in reduced play levels on our participation games, causing our cash flows and revenues from a large share of our recurring revenue products to decline. Recent unfavorable economic conditions resulted in a tightening in the credit markets, decreased liquidity in many financial markets, significant volatility in the credit and equity markets, and uncertainty about continuing economic stability remains.

A decline in the relative health of the gaming industry and any difficulty or inability of our customers to obtain adequate levels of capital to finance their ongoing operations may reduce their resources available to purchase our products and services or affect our ability to collect outstanding receivables, which adversely affects our revenues. If we experience a significant unexpected decrease in demand for our products, we could also be required to increase our inventory obsolescence charges.

Furthermore, an extended economic downturn could impact the ability of our customers to make timely payments to us which could adversely affect our results of operations. We have, and may continue, to incur additional provisions for bad debt related to credit concerns on certain receivables, including in connection with customer financing we provide to customers, which has recently increased in amount.

Our ability to operate in our existing land-based or online jurisdictions or expand into new land-based or online jurisdictions could be adversely affected by new or changing laws or regulations, new interpretations of existing laws or regulations, and difficulties or delays in obtaining or maintaining needed licenses or product approvals.

The gaming industry is subject to extensive governmental regulation by US federal, state and local governments, as well as tribal officials or organizations and foreign governments. While the regulatory requirements vary by jurisdiction, most require:

- licenses and/or permits
- findings of suitability for the company, as well as individual suitability of officers, directors, major shareholders and key employees
- documentation of qualifications, including evidence of financial stability
- other required approvals for companies who manufacture or distribute gaming equipment and services, including but not limited to approvals for new products

Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process which could adversely affect our operations and our ability to retain key employees.

To expand into new jurisdictions, we may need to be licensed, obtain approvals of our products and/or seek licensure of our officers, directors, major stockholders, key employees or business partners. If we fail to seek, do not receive, or receive a revocation of a license in a particular jurisdiction, we cannot sell, service or place on a participation or leased basis our products in that jurisdiction and our issued licenses in other jurisdictions may be impacted. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect our opportunities for growth or delay our ability to recognize revenue from the sale or installation of products in any such jurisdictions.

Public opinion can also exert a significant influence over the regulation of the gaming industry. A negative shift in the public's perception of gaming could affect future legislation in individual jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize gaming, thereby limiting the number of new jurisdictions into which we could expand. Negative public perception could also lead to new restrictions on or the prohibition of gaming in jurisdictions in which we currently operate.

Further, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, all with respect to land-based and online gaming activities, may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which would harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations. Additionally, evolving laws and regulations regarding data privacy, cybersecurity and anti-money laundering could adversely impact opportunities for growth in our online business, and could result in additional compliance-related costs.

Slow growth in the establishment of new gaming jurisdictions or the number of new casinos, declines in the rate of replacement of existing gaming machines and ownership changes and consolidation in the casino industry could limit or reduce our future profits.

Demand for our products is driven substantially by the establishment of new land-based and/or online gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing gaming machines. The establishment or expansion of gaming in any jurisdiction, whether land-based or online, typically requires a public referendum or other legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. Opposition to gaming could result in restrictions on, or even prohibitions of, gaming operations or the expansion of operations in any jurisdiction.

In addition, the construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. Slow growth in the establishment of new gaming jurisdictions, delays in the opening of new or expanded casinos and declines in, or low levels of demand for, machine replacements could reduce the demand for our products and our future profits. Because a substantial portion of our sales come from repeat customers, our business could be affected if one or more of our customers consolidates with another entity that utilizes more of the products and services of our competitors or that reduces spending on our products or causes downward pricing pressures. Such consolidations could lead to order cancellations, a slowing in the rate of gaming machine replacements, or require our current customers to switch to our competitors' products, any of which could negatively impact our results of operations.

Demand for our products and the level of play of our products could be adversely affected by changes in player and operator preferences.

As a supplier of gaming machines, we must offer themes and products that appeal to gaming operators and players. There is constant pressure to develop and market new game content and technologically innovative products. Our revenues are dependent on the earning power and life span of our games. We therefore face continuous pressure to design and deploy new and successful game themes to maintain our revenue and remain competitive. If we are unable to anticipate or react timely to any significant changes in player preferences, such as a negative change in the trend of acceptance of our newest systems innovations or jackpot fatigue (declining play levels on smaller jackpots), the demand for our gaming products and the level of play of our gaming products could decline. Further, our products could suffer a loss of floor space to table games or other more technologically advanced games or operators may reduce revenue sharing arrangements, each of which would harm our sales and financial results. In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment dollars to other venues, could result in reduced demand and reduced play levels for our gaming products.

The gaming industry is intensely competitive. We face competition from a growing number of companies and, if we are unable to compete effectively, our business could be negatively impacted.

Competition among gaming and systems providers, including manufacturers of electronic gaming equipment and systems products, is intense. Competition in our industry is primarily based on the amount of profit our products generate for our customers, together with cost savings, convenience, and other benefits. Additionally, we compete on the basis of price, pricing models, and financing terms made available to customers, the appeal of game content and features to the end player, and the features and functionality of our hardware and software products. Our competitors range from small, localized companies to large, multi-national corporations, several of which have substantial resources.

Competition in the gaming industry is intense due to the increasing number of providers, combined with the limited number of operators and jurisdictions in which they operate. In particular, we have observed an influx of small gaming equipment manufacturers entering the market over the last few years. This combination of a growing number of providers and a limited number of operators has resulted in an increased focus on price to value. To compete effectively, providers must offer innovative products, with increasing features and functionality benefiting the operators along with game content appealing to the end player, at prices and, in certain cases, financing terms that are attractive to operators.

There has also been consolidation recently in the gaming industry among our competitors. Such consolidation could alter the competitive landscape of the industry by resulting in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to have more competitive pricing models and gain a larger market share of customers, as well as expanded product offerings and broader geographic scope of operations.

Obtaining space and favorable placement on casino gaming floors is also a competitive factor in our industry. In addition, the level of competition among equipment providers has increased significantly due to consolidation among casino operators and cutbacks in capital spending by casino operators resulting from the economic downturn and resulting decreased player spend.

Our online social gaming and wagering operations are also subject to intense competition. In particular, the online social gaming casino operated by DoubleDown is relatively new and has lower barriers to entry. Several companies have launched social casino offerings, and new competitors are likely to continue to emerge, some of which may be operated by social gaming companies with a larger base of existing users, or by casino operators with more experience in operating a casino. If the products offered through our online businesses do not maintain their popularity, or fail to grow in a manner that meets our expectations, our results of operations and financial condition could be harmed.

<u>Our success in the competitive gaming industry depends in large part on our ability to develop and manage frequent introductions of innovative products.</u>

The gaming industry is characterized by dynamic customer demand and technological advances, both for land-based and online gaming products. As a result, we must continually introduce and successfully market new themes and technologies in order to remain competitive and effectively stimulate customer demand. The process of developing new products and systems is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end user preferences as well as emerging technological trends. If our competitors develop new game content and technologically innovative products and we fail to keep pace, our business could be adversely affected. To remain competitive, we invest resources towards our research and development efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers. If we fail to accurately anticipate customer needs and end user preferences through the development of new products and technologies, we could lose business to our competitors, which would adversely affect our results of operations and financial position.

We intend to continue investing resources toward our research and development efforts. There is no assurance that our investments in research and development will lead to successful new technologies or timely new products. We invest heavily in product development in various disciplines: platform hardware, platform software, online services, content (game) design and casino software systems. Because our newer products are generally more technologically sophisticated than those we have produced in the past, we must continually refine our design, development and delivery capabilities across all channels to meet the needs of our product innovation. If we cannot efficiently adapt our processes and infrastructure to meet the needs of our product innovations, our business could be negatively impacted.

Our customers will accept a new game product only if it is likely to increase operator profits more than competitors' products. The amount of operator profits primarily depends on consumer play levels, which are influenced by player demand for our product. There is no certainty that our new products will attain this market acceptance or that our competitors will not more effectively anticipate or respond to changing customer preferences. In addition, any delays by us in introducing new products could negatively impact our operating results by providing an opportunity for our competitors to introduce new products and gain market share ahead of us.

The risks related to operations in foreign countries and outside of traditional US jurisdictions could negatively affect our results.

We operate in many countries outside of the US and in tribal jurisdictions with sovereign immunity which subjects us to certain inherent risks. A significant portion of our revenues is derived from our International business segment. In addition, certain aspects of our domestic business, such as our supply chain, may be impacted by events and conditions internationally. Developments such as noted below could adversely affect our financial condition and results of operations:

- social, political or economic instability
- additional costs of compliance with international laws or unexpected changes in regulatory requirements
- the effects that evolving regulations regarding data privacy may have on our online operations
- tariffs and other trade barriers
- volatility of international financial markets and fluctuations in currency exchange rates
- adverse changes in the creditworthiness of parties with whom we have significant receivables or forward currency exchange contracts
- longer receivables collection periods and increased difficulty in collecting accounts receivables
- expropriation, nationalization and restrictions on repatriation of funds or assets
- difficulty protecting our intellectual property, especially in countries with fewer intellectual property protections
- recessions in foreign economies
- difficulties in maintaining, managing and financing foreign operations
- changes in consumer tastes and trends across different jurisdictions
- acts of war or terrorism
- US government requirements for export

We may be unable to protect our IP.

A significant portion of our revenues is generated from products using certain IP rights, and our operating results would be negatively impacted if we are unsuccessful in licensing certain of those rights and/or protecting those rights from infringement, including losses of proprietary information from breaches of our cybersecurity efforts. In addition, some of our most popular games and features are based on trademarks, patents, and other IP licensed from third parties. Our future success may depend upon our ability to obtain, retain and/or expand licenses for popular IP rights with reasonable terms in a competitive market. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the games or gaming machines that use the licensed technology or bear the licensed marks.

Our success may depend in part on our ability to obtain trademark protection for the names or symbols under which we market our products and to obtain copyright protection and patent protection of our proprietary technologies, intellectual property and other game innovations. We may not be able to build and maintain goodwill in our trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for us or that our intellectual properties will not be successfully challenged or circumvented by competitors.

We also rely on trade secrets and proprietary know-how to protect certain proprietary knowledge and have entered into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information. However, there can be no guarantees that our employees and consultants will not breach these agreements, especially in light of increased social media use and the risk that proprietary information will not be adequately protected. If these agreements are breached, it is unlikely that the remedies available to us will be sufficient to compensate us for the damages suffered. Additionally, despite various confidentiality agreements and other trade secret protections, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors.

We may be subject to claims of IP infringement or invalidity and adverse outcomes of litigation could unfavorably affect our operating results.

Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on theirs. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation costs and other expenses protecting our intellectual property or defending our use of intellectual property, reducing our ability to bring new products to market in the future. These expenses could have an adverse effect on our future cash flows and results of operations. Our assessment of current IP litigation could change in light of the discovery of facts not presently known to us, or determinations by judges, juries or others that do not agree with our evaluation of the possible liability or outcome of such litigation. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business. There can be no assurances that certain of our products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third party patent.

In addition, intellectual property rights of others, including our competitors, may prevent us from taking advantage of innovative technologies by restricting our ability to develop these technologies ourselves, incorporate new technologies into our systems, or enter new markets created by these technologies, all of which may adversely affect our competitive position and results of operations.

Our online social gaming casino offering is conducted largely through Facebook and Apple's IOS platform, and our business and our growth prospects would suffer if we fail to maintain good relationships with Facebook and Apple, or if Facebook or Apple were to alter the terms of our relationship.

DoubleDown Casino®, which is our online social gaming casino offering, operates largely through Facebook and Apple's IOS platform. Consequently, our operating platform, growth prospects and future revenues from this online offering are dependent on our continued relationships with Facebook and Apple. While DoubleDown has historically maintained good relationships with Facebook and Apple, our online social gaming casino offering would suffer if we are unable to continue these relationships in the future.

In addition, our relationships with Facebook and Apple are not governed by a contract, but rather by Facebook and Apple's standard terms and conditions for application developers. Facebook and Apple each modify these terms and conditions as well as their respective privacy policies from time to time, and any future changes, including any changes required as a result of government regulation, could have a material adverse impact on our business. For example, if Facebook and Apple were to increase the fees they charge application developers, our gross profit and operating income would suffer. Additionally, if users were to limit our ability to use their personal information, if Facebook and Apple were to develop competitive offerings, either on its own or in cooperation with another competitor, or if Facebook and Apple were to alter their operating platform to our detriment, our growth prospects would be negatively impacted.

Business combinations and investments in intellectual properties or affiliates present risk, and we may not be able to realize the financial and strategic goals that were contemplated at the time of the transaction, which could materially affect our financial results.

We have invested and may continue to invest in strategic business combinations and acquisitions of important technologies and IP that we believe will expand our geographic reach, product lines, and/or customer base. We may encounter difficulties in the assimilation of acquired operations, technologies and/or products, or an acquisition may prove to be less valuable than the price we paid, or we may otherwise not realize the anticipated benefits of an acquisition. We also may encounter difficulties applying our internal controls to an acquired business. Any of these events or circumstances may have an adverse effect on our business by requiring us to, among other things, record substantial impairment charges on goodwill and other intangible assets, resulting in a negative impact on our operating results.

Moreover, as we continue the process of evaluating our business in conjunction with an assessment of our long-term strategic goals, we will also further evaluate past and potential investments to determine if and how they will fit into our organizational structure going forward. If an event or change occurs in affiliate relationships or agreements associated with business combinations, we may be required to reassess cash flows, recoverability, useful lives, and fair value measurements, which may result in material impairment charges.

As we enter into new lines of business and expand our online offerings, there may be unintended adverse effects on our land-based business. For example, our online social gaming *DoubleDown Casino®* may be offered on Facebook alongside existing or planned online social gaming casino offerings by one or more of our casino customers. One or more of such casino customers could view our online social gaming casino offering as competing with its offering. If, as a result of this view, one or more of such customers modifies, reduces or terminates its business relationship with us with respect to our land-based products and services, it could have a negative impact on our business and our operating results.

Failure to attract, retain and motivate key employees may adversely affect our ability to compete.

Our success depends largely on recruiting and retaining talented employees. Our ability to attract and retain key management, finance, marketing, and research and development personnel is directly linked to our continued success. The market for qualified executives and highly-skilled technical workers is intensely competitive. The loss of key employees or an inability to hire a sufficient number of technical staff could limit our ability to develop successful products and could cause delays in getting new products to market.

Our gaming machines and online operations may experience losses due to technical problems or fraudulent activities.

Our success depends on our ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of our gaming machines, systems, and online offerings. We incorporate security features into the design of our gaming machines and other systems, including those responsible for our online operations, which are designed to prevent us and our patrons from being defrauded. We also monitor our software and hardware to avoid, detect and correct any technical errors. However, there can be no guarantee that our security features or technical efforts will continue to be effective in the future. If our security systems fail to prevent fraud or if we experience any significant technical difficulties, our operating results could be adversely affected. Additionally, if third parties breach our security systems and defraud our patrons, or if our hardware or software experiences any technical anomalies, the public may lose confidence in our gaming products and online operations or we could become subject to legal claims by our customers or to investigation by gaming authorities.

Our gaming machines and online offerings have experienced anomalies and fraudulent manipulation in the past. Games and gaming machines may be replaced by casinos and other gaming machine operators if they do not perform according to expectations, or may be shut down by regulators. The occurrence of anomalies in, or fraudulent manipulation of, our games, gaming machines, systems, or online games and systems may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other action by gaming regulatory authorities, including suspension or revocation of our gaming licenses, or other disciplinary action.

Our online offerings are part of a new and evolving industry, which presents significant uncertainty and business risks.

Online gaming, including social casino-style gaming, is a relatively new industry that continues to evolve. The success of this industry and our online business will be affected by future developments in social networks, mobile platforms, legal or regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to social casino-style gaming activities), taxation of gaming activities, data privacy and cybersecurity laws and regulations, and other factors that we are unable to predict, and are beyond our control. This environment can make it difficult to plan strategically and can provide opportunities for competitors to grow revenues at our expense. Consequently, our future operating results relating to our online offerings may be difficult to predict and we cannot provide assurance that our online offerings will grow at the rates we expect, or be successful in the long term.

In addition, we use social media platforms, such as Facebook, YouTube and Twitter, as marketing tools. These platforms allow individuals access to a broad audience of consumers and other interested persons. Negative commentary regarding us or the products we sell may be posted on social media platforms and similar devices at any time and may be adverse to our reputation or business. As laws and regulations rapidly evolve to govern the use of these platforms and mobile devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Systems, network or telecommunications failures or cyber-attacks may disrupt our business and have an adverse effect on our results of operations.

Any disruption in our network or telecommunications services, or those of third parties that we utilize in our operations, could affect our ability to operate our games or financial systems, which would result in reduced revenues and customer down time. Our network and databases of business and customer information, including intellectual property, trade secrets, and other proprietary business information and those of third parties we utilize, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Despite the implementation by us and third parties we utilize of network security measures and data protection safeguards, including a disaster recovery strategy for back office systems, our servers and computer resources, and those of third parties we utilize, are vulnerable to viruses, malicious software, hacking, break-ins or theft, third-party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorized access to or tampering with our computer systems, or those of third parties we utilize, in any such event could result in a wide range of negative outcomes, including devaluation of our intellectual property, increased expenditures on data security, and costly litigation, each of which could have a material adverse effect on our business, reputation, operating results and financial condition.

Any disruption in our network or telecommunications services could affect our ability to operate our games or financial systems, which would result in reduced revenues and customer down time. Our network and databases of business and customer information, including intellectual property, trade secrets, and other proprietary business information, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Despite our implementation of network security measures and data protection safeguards, including a disaster recovery strategy for back office systems, our servers and computer resources are vulnerable to viruses, malicious software, hacking, break-ins or theft, third-party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorized access to or tampering with our computer systems in any such event could result in a wide range of negative outcomes, including devaluation of our intellectual property, increased expenditures on data security, and costly litigation, adverse publicity or regulatory action, each of which could have a material adverse effect on our business, reputation, operating results and financial condition. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture that could unexpectedly interfere with our operations. The cost to alleviate security risks, defects in software and hardware and address any problems that occur could negatively impact our sales, distribution and other critical functions, as well as our financial results.

Our outstanding domestic credit facility subjects us to financial covenants which may limit our flexibility.

Our domestic credit facility subjects us to a number of financial covenants, including a minimum ratio of adjusted EBITDA to interest expense minus interest on jackpot liabilities and a maximum ratio of net funded debt to adjusted EBITDA. Our failure or inability to comply with these covenants will cause an event of default that, if not cured, could cause the entire outstanding borrowings under our domestic credit facility, 5.35% Bonds, 5.5% Bonds, 7.5% Bonds and Notes to become immediately due and payable. In addition, our interest rate under the domestic credit facility can vary based on our public credit rating or our net funded debt to adjusted EBITDA ratio. Each of these measures may be adversely impacted by unfavorable economic conditions. The domestic credit facility also includes restrictions that may limit our flexibility in planning for, or reacting to, changes in our business and the industry.

Our outstanding Notes subject us to additional risks.

Our Notes issued in May 2009 contain a net settlement feature, which entitles holders to receive cash up to $1,000 per Note and shares for any excess conversion value as determined by the respective governing indentures. Consequently, if a significant number of Notes are converted or redeemed, we would be required to make significant cash payments to the holders who convert or redeem the Notes.

In connection with the offering of the Notes, we entered into additional separate transactions for note hedges and warrant transactions. In connection with these transactions, the hedge counterparties and/or their respective affiliates may enter into various derivative transactions with respect to our common stock and may enter into or unwind various derivative transactions and/or purchase or sell our common stock in secondary market transactions prior to maturity of the Notes. These activities could have the effect of increasing or preventing a decline in, or having a negative effect on, the value of our common stock and could have the effect of increasing or preventing a decline in the value of our common stock during any conversion reference period related to a conversion of the Notes. The warrant transactions could separately have a dilutive effect from the issuance of our common stock pursuant to the warrants.

A decline in and/or sustained low interest rates causes an increase in our jackpot expense which could limit or reduce our future profits.

Changes in prime and/or treasury and agency interest rates during a given period cause fluctuations in jackpot expense largely due to the revaluation of future winner liabilities. When rates increase, jackpot liabilities are reduced as it costs less to fund the liability. However, when interest rates decline, the value of the liability (and related jackpot expense) increases because the cost to fund the liability increases. Our results may continue to be negatively impacted by a continued low interest rate environment or any or further decline in interest rates, resulting in increased jackpot expense and a reduction of our investment income, which could limit or reduce our future profits.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund planned capital expenditures will depend on our operating performance, financial results and ability to generate cash from our operations. These variables, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations and future sources of capital under our credit facilities or otherwise may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. The Notes mature on May 1, 2014, unless repurchased earlier or converted. Any default on our debt obligations would have a material adverse effect on our business, operating results and financial condition, including possible credit rating downgrades.

New products may be subject to complex and dynamic revenue recognition standards, which could materially affect our financial results.

As we introduce new products and as transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with generally accepted accounting principles. Transactions may include multiple element arrangements, software components, and/or unique new product offerings, such as our online social casino games at our *DoubleDown Casino*®, and applicable accounting principles or regulatory product approval delays could further change the timing of revenue recognition, which could adversely affect our financial results for any given period. Fluctuations may occur in our deferred revenues and reflect our continued shift toward more multiple element contracts that include both systems and software.

Our results of operations could be affected by natural events in the locations in which we or our customers or suppliers operate.

We, our customers, and our suppliers have operations in locations subject to natural occurrences such as severe weather and other geological events, including hurricanes, earthquakes, floods, or tsunamis that could disrupt operations. Any serious disruption at any of our facilities or the facilities of our customers or suppliers due to a natural disaster could have a material adverse effect on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities, it could impair our ability to adequately supply our customers, cause a significant disruption to our operations, cause us to incur significant costs to relocate or reestablish these functions and negatively impact our operating results. While we insure against certain business interruption risks, such insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of our customers or suppliers may adversely affect our business, results of operations or financial condition.

New conflict minerals regulations may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

On August 22, 2012, the SEC adopted a new rule requiring disclosures of specific minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured, or contracted to be manufactured, by public companies. The new rule requires companies to verify and disclose whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country. The first disclosure report is due on May 31, 2014, relating to the calendar year of 2013.

There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of this rule could adversely affect the sourcing, supply and pricing of materials used in our products. The new rule could affect the availability in sufficient quantities and at competitive prices of certain minerals used in the manufacture of our products, given that there may be only a limited number of 'conflict-free' minerals, which could result in increased material and component costs and additional costs associated with changes in our supply chain. We may also face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, security of consumer and employee personal information, contractual relations with suppliers, marketing and infringement of trademarks and other intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition and results of operations.

Investments and development financing loans could adversely impact liquidity or cause us to incur loan losses or record a charge to earnings if our investments become impaired.

We invest in and/or provide financing for expansion or construction of gaming locations and other business purposes, particularly in our international operations. Such investment and financing activities subject us to increased credit risk in certain regions, which could be exacerbated by unfavorable economic conditions or other political or economic instability in those regions. We monitor our investments and financing activities to assess impairment on a quarterly basis.

We have in the past and may in the future incur losses on these types of investments and loans. Our results of operations, liquidity or financial position may be negatively impacted if we are unable to collect on loans or derive benefit from our investments.

Our share repurchase program could affect the price of our common stock and increase volatility.

Repurchases of our common stock pursuant to our stock repurchase program could affect our stock price and increase its volatility. The existence of a stock repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. There can be no assurance that any stock repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased shares of common stock. Although our stock repurchase program is intended to enhance long-term shareholder value, short-term stock price fluctuations could reduce the program's effectiveness.

Current environmental laws and regulations, or those enacted in the future, could result in additional liabilities and costs.

The manufacturing of our products may require the use of materials that are subject to a variety of environmental, health and safety laws and regulations (such as climate change legislation). Compliance with these laws could increase our costs and impact the availability of components required to manufacture our products. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial position or cash flows.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Our properties consist primarily of facilities worldwide used for manufacturing, engineering, sales, corporate administration, customer service and technical support. We own our corporate headquarters in Las Vegas, Nevada, which serves as our primary sales and service facility. We also own a Reno, Nevada campus, which serves as our primary manufacturing, engineering and warehousing facility. Additional sales and service facilities worldwide are occupied under leases that expire at various times through 2023.

Square Footage Of Facilities At September 30, 2013

	Approximate Square Footage	
	Owned	**Leased**
(in thousands)		
North America (US and Canada)	1,840	400
International		
EMEA	146	104
LAC	-	46
APAC	15	215

We expect our current properties will be adequate for our near-term business needs and the productive capacity of our facilities is substantially utilized.

Item 3. Legal Proceedings

IGT has been named in and has brought lawsuits in the normal course of business. A description of certain of these matters is contained in Note 13 and incorporated herein by this reference.

Item 4. Mine Safety Disclosures

Not Applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed and traded on the New York Stock Exchange under the symbol "IGT." As of November 25, 2013, there were approximately 1,863 record holders of IGT's common stock and the closing price was $17.16.

	Quarters			
	First	Second	Third	Fourth
2013				
Stock price - high	$ 14.70	$ 17.49	$ 18.81	$ 21.20
Stock price - low	12.37	13.58	15.64	16.55
Dividends declared	$0.07	$0.08	$0.09	$0.10
2012				
Stock price - high	$ 18.17	$ 18.10	$ 17.25	$ 16.07
Stock price - low	13.42	14.15	13.12	10.92
Dividends declared	$0.06	$0.06	$0.06	$0.06

In our 2014 first quarter, we declared a cash dividend of $0.11 per share, payable on January 3, 2014 to shareholders of record on December 20, 2013.

IGT transfer agent and registrar

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
(800) 468-9716
www.wellsfargo.com/contactshareownerservices

Share Repurchases

The purpose of our common stock repurchase plan is to increase shareholder value and to reduce outstanding share count dilution. On June 13, 2012, our Board of Directors authorized share repurchases of up to $1.0 billion with no expiration date specified. We may use open market or privately negotiated transactions, as well as Rule 10b5-1 trading plans, depending on market conditions and other factors. See Note 24 for a description of our $200.0 million ASR transaction executed in November 2013.

2013 Fourth Quarter	Total [(a)] Number of Shares Purchased	Average Price Paid Per Share ($0.00)	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Approximate Dollar Value of Shares Still Available for Purchase Under the Plan
June 30 - July 27, 2013	-	$ -	-	$ 519.1
July 28 - August 24, 2013	-	-	-	519.1
August 25 - September 28, 2013	5.3	20.55	5.3	$ 409.7
Total	5.3		5.3	

(a) Includes 7,200 of restricted shares or units tendered by employees at fair value at vesting for tax withholding obligations.

Performance Graph

The following graph reflects the cumulative total return (change in stock price plus reinvested dividends) of a $100 investment in our common stock for five fiscal years ended September 30, 2013, relative to the Standard and Poor's 500 Composite Index and a customized peer group of four companies that includes:

- Bally Technologies, Inc.
- Scientific Games Corporation
- WMS Industries, Inc. (acquired by Scientific Games Corporation on October 18, 2013)
- SHFL entertainment, Inc.

The following graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing by us under the Securities Act of 1933, as amended (the Securities Act), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among International Game Technology, the S&P 500 Index, and a Peer Group


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
9/08
9/09
9/10
9/11
9/12
9/13
International Game Technology
S&P 500
Peer Group

Item 6. Selected Financial Data

The following selected financial highlights should be read in conjunction with Item 7, MDA, and Item 8, Financial Statements and Supplementary Data.

As of and for Years Ended September 30,	2013	2012	2011	2010	2009
Revenues	$ 2,341.6	$ 2,150.7	$ 1,957.0	$ 1,917.2	$ 2,018.8
Gross profit	1,344.4	1,237.6	1,138.4	1,087.3	1,113.6
Operating income	494.1	421.7	504.9	424.8	332.4
Income from continuing operations, before tax (1)	402.3	342.8	427.9	304.9	213.1
Income from continuing operations, net of tax	272.7	249.7	292.3	219.6	148.7
Discontinued operations, net of tax	-	(3.8)	(8.7)	(33.6)	(21.9)
Net income	272.7	245.9	283.6	186.0	126.8
Basic earnings per share					
Continuing operations	$1.04	$0.86	$0.98	$0.73	$0.50
Discontinued operations	$0.00	($0.01)	($0.03)	($0.11)	($0.07)
Net income	$1.04	$0.85	$0.95	$0.62	$0.43
Diluted earnings per share					
Continuing operations	$1.03	$0.86	$0.97	$0.73	$0.50
Discontinued operations	$0.00	($0.01)	($0.03)	($0.11)	($0.07)
Net income	$1.03	$0.85	$0.94	$0.62	$0.43
Weighted average shares outstanding					
Basic	262.6	288.8	298.2	296.3	293.8
Diluted	265.2	290.4	299.8	297.8	294.0
Cash dividends declared per share	$0.34	$0.24	$0.24	$0.24	$0.33
Net operating cash flows	$ 462.6	$ 446.5	$ 612.4	$ 591.0	$ 547.9
Net investing cash flows	(36.1)	(308.8)	(118.3)	(117.7)	(288.4)
Net financing cash flows	84.0	(392.6)	(190.8)	(462.1)	(381.2)
Capital expenditures	127.8	208.7	205.1	240.2	(257.4)
Cash used for share repurchases	190.5	475.2	50.1	-	-
Cash and short-term investment securities (2)	$ 809.1	$ 288.2	$ 552.0	$ 248.9	$ 247.4
Working capital	267.5	633.0	875.2	620.1	609.2
Total assets	4,612.8	4,285.1	4,154.4	4,007.0	4,328.1
Debt, net (current and non-current)	2,192.9	1,846.4	1,646.3	1,674.3	2,020.0
Jackpot liabilities (current and non-current)	425.0	481.0	508.4	570.9	588.1
Non-current liabilities	1,850.2	2,457.0	2,174.9	2,190.4	2,640.0
Total equity (3)	1,254.1	1,197.8	1,444.8	1,234.3	1,063.6

(1) *2012 (see Note 20), 2010 and 2009 were significantly impacted by impairment and restructuring charges.*

2010 included impairment of $61.3 million ($38.4 million after tax) associated with our investments in Alabama.

2009 included a loss on other assets of $78.0 million ($48.8 million after tax) associated with Walker Digital IP, restructuring charges of $33.9 million ($21.2 million after tax), and losses of $15.4 million ($14.2 million after tax) associated with affiliate investments.

(2) *Cash and short-term investments include restricted amounts. See Note 1.*

(3) *Equity was significantly reduced by shares repurchased in 2012.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following MDA is intended to enhance the reader's understanding of our operations and current business environment from the perspective of our company's management. MDA is provided as a supplement to, and should be read in conjunction with, the accompanying Item 1, Business and Item 8, Financial Statements and Notes.

Our MDA is organized into the following sections:

- OVERVIEW
- CONSOLIDATED RESULTS
- BUSINESS SEGMENT RESULTS
- LIQUIDITY AND CAPITAL RESOURCES
- RECENTLY ISSUED ACCOUNTING STANDARDS
- CRITICAL ACCOUNTING ESTIMATES

We sometimes refer to the impact of changes in foreign currency exchange rates, which results from the translation of foreign functional currencies into US dollars and foreign currency transactions remeasurement. The impact of foreign currency exchange rate fluctuations represents the difference between current rates and prior period rates applied to current period activity.

OVERVIEW

International Game Technology is a global gaming company specializing in the design, development, manufacture, and marketing of casino-style gaming equipment, systems technology, and game content across multiple platforms—land-based, online real-money and online social. We are a leading supplier of gaming entertainment products worldwide and provide a diverse offering of quality products and services at competitive prices, designed to enhance the gaming player experience.

We derive our revenues from the distribution of casino games, gaming equipment and systems technology for land-based and online (social and real-money) markets. Operating results reviewed by our CEO encompass all revenue sources within each geographical region. We currently view our business in two operating segments, North America and International, each incorporating all revenue categories—Gaming Operations, Product Sales, and Interactive.

We measure segment profit on the basis of operating income. Certain income and expenses are managed at the corporate level and not allocated to an operating segment. Other segment and financial information is contained in our BUSINESS SEGMENT RESULTS below and Note 19. Unless otherwise noted, prior year amounts throughout this report have been adjusted for operations discontinued during 2011, as further described in Note 22.

Consolidated Results

	Years Ended September 30,			Change			
	2013	2012	2011	13 vs 12		12 vs 11	
Revenues	$2,341.6	$2,150.7	$1,957.0	$190.9	9%	$193.7	10%
Operating income	$ 494.1	$ 421.7	$ 504.9	$ 72.4	17%	$ (83.2)	-16%
Income from continuing operations	$ 272.7	$ 249.7	$ 292.3	$ 23.0	9%	$ (42.6)	-15%
EPS from continuing operations	$1.03	$0.86	$0.97	$0.17	20%	($0.11)	-11%

Results for our year ended September 30, 2013 above improved over the prior year, primarily due to an increase of $191.0 million or 12% in North America revenues, attributable to an increase of $133.0 million in interactive social gaming from DoubleDown acquired in late January 2012 and $111.6 million or 17% in product sales. These increases were partially offset by a decrease of $53.6 million or 6% in North America gaming operations.

Operating income also improved because revenue growth outpaced increased operating expenses. Income and EPS from continuing operations was negatively impacted by a higher effective income tax rate primarily due to a prior year tax benefit of $44.7 million related to Entraction closures. EPS from continuing operations also benefitted from fewer shares outstanding due to share repurchases discussed further in Note 17. For a more in-depth analysis of our 2013 results, see CONSOLIDATED RESULTS directly following this OVERVIEW.

Business Update

Increased VLT demand from various government lotteries in Canada and gaming expansion in Illinois, as well as new openings in Ohio, contributed significantly to improved machine sales during 2013. VLT shipments into Canada were substantially completed in 2013. Worldwide economic uncertainty continues to impact the willingness of our customers to purchase electronic gaming machines at an increased pace. Additionally, market impediments have hampered sales in certain international regions. We remain committed to expanding our portfolio of localized content and continue to believe growth in the international markets will outpace North America in the long term.

In gaming operations, we also continue to be challenged by increasing competition that is investing heavily in this product line. Additionally, industry-wide gross gaming revenues remain challenged by lower discretionary spending influenced by global macroeconomic uncertainty. These challenges are most evident in the reduction of our gaming operations yields. We are addressing these challenges with added team resources in *MegaJackpots®*, an increased mix of franchise titles such as *Wheel of Fortune®*, social media marketing programs, and focused releases of innovative new game content. We also remain committed to disciplined capital deployment and attempting to offset some of the yield pressures through greater operational efficiency.

Technological advances in and the increasing popularity of wireless mobile technology, such as smart phones, tablets, and social networking, have led to growth in online gaming. Online games can appeal to a broader consumer demographic of players. With the acquisition of DoubleDown in January 2012, we established a leading position in interactive online casino-style social gaming, adding new distribution channels for IGT game content, and providing players access to our games across multiple platforms and devices. Our 2013 social gaming revenues increased 151% over last year, largely attributable to the introduction of IGT content to the *DoubleDown Casino®*. With the recent legalization of online real-money gaming in Nevada, New Jersey, and Delaware, we expect interactive online gaming to continue to be an important strategic part of our business and intend to enter and do business in those markets that offer attractive return characteristics and build on our existing capabilities.

DoubleDown

In January 2012, we acquired Seattle based Double Down Interactive LLC., developer and operator of the online social gaming *DoubleDown Casino®* found on Facebook. DoubleDown has a broad and expanding casino-style game portfolio, offering blackjack, slots, slot tournaments, video poker, and roulette to social gamers around the world. This strategic acquisition has established IGT's position in casino-style social gaming and strengthened our core business with added distribution channels for IGT game content. DoubleDown is presented as a component of North America interactive operations. See Note 21.

Strategic Objectives

We continue to partner with our customers to build stronger relationships and deliver innovative gaming products and services. For 2013, we focused on the following strategic objectives designed to improve our business and increase shareholder value:

- Propelling our game content across the broadest possible global network
- Reinforcing a leadership position in our core business
- Increasing revenues and profitability in international markets
- Returning capital to shareholders in a consistent, efficient manner

We will continue to execute our strategy, adjusting it as opportunities arise and the industry and business evolves. As we enter our new fiscal year 2014, we are focused on three strategic objectives:

(1) Assembling the most compelling and highest performing game library available–serving both the operators and players

(2) Expanding and managing the broadest distribution network globally

(3) Maximizing value through the efficient operation of our business, the optimal generation of cash flow, and the responsible, dependable return of capital to shareholders

CONSOLIDATED RESULTS – A Year Over Year Comparative Analysis

	Years Ended September 30,			Change			
	2013	2012	2011	13 vs 12		12 vs 11	
Revenues	$2,341.6	$2,150.7	$1,957.0	$190.9	9%	$193.7	10%
Gross margin	57%	58%	58%	(1) pp		- pp	
Operating income	$ 494.1	$ 421.7	$ 504.9	$ 72.4	17%	$ (83.2)	-16%
Margin	21%	20%	26%	1 pp		(6) pp	
Income from continuing operations	$ 272.7	$ 249.7	$ 292.3	$ 23.0	9%	$ (42.6)	-15%
Discontinued operations	-	(3.8)	(8.7)	3.8	*	4.9	*
Net income	$ 272.7	$ 245.9	$ 283.6	$ 26.8	11%	$ (37.7)	-13%
EPS							
Continuing operations	$1.03	$0.86	$0.97	$0.17	20%	($0.11)	-11%
Discontinued operations	-	(0.01)	($0.03)	$0.01	*	$0.02	*
Net income	$1.03	$0.85	$0.94	$0.18	21%	($0.09)	-10%

2013 Compared With 2012

Total revenues improved due to an increase of $191.0 million in North America revenues, attributable to an increase of $133.0 million in interactive, mostly from the growing social gaming revenues of DoubleDown acquired in late January 2012, and $111.6 million in product sales. These increases were partially offset by a decrease in North America gaming operations revenues of $53.6 million. Changes in foreign currency rates negatively impacted revenues by approximately $9.9 million. Total gross margin declined due to lower product sales margins, partially offset by improved margins in interactive and gaming operations.

Operating income and margin improved because revenue growth outpaced increased operating expenses discussed below under OPERATING EXPENSES. Income and EPS from continuing operations was negatively impacted by a higher effective income tax rate primarily due to a prior year tax benefit of $44.7 million related to Entraction closures as discussed below under INCOME TAX PROVISIONS. EPS additionally benefitted from fewer shares outstanding due to share repurchases discussed further in Note 17.

2012 Compared With 2011

Total revenues grew 10%, driven primarily by increases from interactive (up $107.3 million) and machine sales (up $95.4 million). Changes in foreign currency rates negatively impacted revenues by approximately $15.5 million.

Operating income decreased 16% primarily due to increased operating expenses of $150.0 million related to emerging interactive markets and technology, including additions from the acquisitions of DoubleDown and Entraction. See OPERATING EXPENSES below for additional information. Income from continuing operations decreased 15% for the same reasons operating income decreased and included a tax benefit of $44.7 million related to the Entraction closures.

Discontinued operations (See Note 22)

Due to a strategic realignment, our UK Barcrest Group was sold in 2011 for approximately $47.0 million and the resolution of contingent consideration over the next two years may result in additional gain or loss.

GAMING OPERATIONS

	Years Ended September 30,			Change			
	2013	2012	2011	13 vs 12		12 vs 11	
Revenues	$ 991.4	$ 1,040.0	$ 1,036.5	$ (48.6)	-5%	$ 3.5	-
Gross margin	62%	61%	61%	1 pp		- pp	
Installed base (units '000)	54.6	57.1	53.9	(2.5)	-4%	3.2	6%
MegaJackpots ® (premium brand)	25.1	27.1	27.8	(2.0)	-7%	(0.7)	-3%
Lease (CDS, Racino, other)	29.5	30.0	26.1	(0.5)	-2%	3.9	15%
Yield (average revenue per unit per day - $0.00)	$48.74	$51.49	$53.34	($2.75)	-5%	($1.85)	-3%

2013 Compared With 2012

Gaming operations revenues decreased primarily driven by lower yields, most significant in *MegaJackpots®*, as well as installed base decline. The installed base decrease was primarily from North America *MegaJackpots®* units, and to a lesser extent from International lease units. Gross margin improvement was primarily due to lower jackpot expense in correlation with lower WAP revenues and lower depreciation related to fewer machine builds. Yield decreased primarily due to lower performance, most significant in North America *MegaJackpots®* WAP games, and continued installed base shift into lower-yield lease units.

2012 Compared With 2011

Gaming operations revenues were essentially flat, with International revenue increases offset by North America decreases. Gross margin remained flat, as lower yield was offset by favorable jackpot expense and royalties. Installed base increased 6% due to lease additions partially offset by decreases in *MegaJackpots®* units. Yield decreased primarily due to lower performance and higher promotional discounting in *MegaJackpots®*, as well as an increasing mix of lower-yield stand-alone units.

PRODUCT SALES

	Years Ended September 30,			Change			
	2013	2012	2011	13 vs 12		12 vs 11	
Revenues	$ 1,085.2	$966.8	$883.9	$ 118.4	12%	$ 82.9	9%
Machines	755.5	653.5	558.1	102.0	16%	95.4	17%
Non-machine [(a)]	329.7	313.3	325.8	16.4	5%	(12.5)	-4%
Gross margin	52%	54%	55%	(2) pp		(1) pp	
Machine units recognized ('000) [(1)]	57.2	43.6	37.5	13.6	31%	6.1	16%
Machine ASP ('000)	$ 13.2	$ 15.0	$ 14.9	$ (1.8)	-12%	$ 0.1	1%
Machine units shipped ('000) [(2)]	55.6	44.2	35.9	11.4	26%	8.3	23%
New/expansion	13.6	12.9	11.4	0.7	5%	1.5	13%
Replacement	42.0	31.3	24.5	10.7	34%	6.8	28%

[(a)] *non-machine revenue includes systems, license fees, parts/service/other*

[(1)] *correlates with revenues recognized;* [(2)] *includes deferred revenue units*

2013 Compared With 2012

Product sales revenue grew primarily due to increased North America machines and systems sales. Machine units recognized increased primarily driven by 6,000 additional VLT replacement units in Canada, 4,400 new VLT units in Illinois, and 4,600 poker replacement units sold under a multi-property corporate contract. Machine ASP decreased primarily due to promotional discounting and a higher mix of lower-priced VLT and poker units. Non-machine revenue increase was primarily due to an increase of $14.0 million in systems sales and higher IP license fees, primarily due to a patent royalty settlement of $5.0 million. Gross margin decreased primarily due to increased promotional discounting.

Deferred revenue decreased $23.1 million during 2013 to $37.4 million at September 30, 2013, primarily related to the completion of obligations under multi-element contracts. During 2013, we shipped 800 units for which revenues were deferred and recognized revenues for 2,400 units previously shipped, for a net decrease of 1,600 units in deferred revenue.

2012 Compared With 2011

Product sales grew 9% primarily due to increased replacement machine units sold in North America and higher ASP. Increased machine revenues were partially offset by lower non-machine revenues (down 4%), where lower systems and parts sales (down $21.7 million collectively) were offset by higher license fee revenues (up $9.2 million). Gross margin decline was primarily due to higher international machine component and rework costs. The increase in North America replacement machine units was due in large part to the fulfillment of a large Canadian Lottery contract and significant lease units converted to for-sale. Consolidated ASP increased 1%, due to lower promotional discounts and a greater mix of newer MLD™ machines in North America.

Deferred revenue increased $1.4 million during 2012 to $60.5 million at September 30, 2011, primarily related to obligations under multi-element contracts. During 2012, we shipped 2,800 units for which revenues were deferred and recognized revenues for 2,100 units previously shipped, for a net increase of 700 units in deferred revenue.

INTERACTIVE

	Years Ended September 30,			Change			
	2013	2012	2011	13 vs 12		12 vs 11	
Revenues	$ 265.0	$ 143.9	$ 36.6	$ 121.1	84%	$ 107.3	293%
Social gaming	218.5	87.0	-	131.5	151%	87.0	-
IGTi	46.5	56.9	36.6	(10.4)	-18%	20.3	55%
Gross margin	61%	56%	51%	5 pp		5 pp	
DoubleDown average user metrics*							
DAU ('000)	1,636	1,372	-	264	19%	*	*
MAU ('000)	6,141	5,097	-	1,044	20%	*	*
Bookings per DAU ($0.00)	$ 0.37	$ 0.26	-	$ 0.11	42%	*	*

****as a single application with multiple games, active users equal unique users***

2013 Compared With 2012

Interactive revenue grew primarily as a result of growth in our *DoubleDown Casino®*. Social gaming revenues continue to improve as a result of increases in both bookings per DAU and DAU. These improvements were driven primarily by the introduction of IGT content to the *DoubleDown Casino®* and overall growth in desktop and mobile platform applications.

IGTi revenues decreased $14.3 million related to the closures of certain European online turnkey and poker operations and $7.4 million due to the prior year VAT settlement. These decreases were partially offset by an increase of $11.3 million in online casino revenues, primarily due to a 36% increase in the number of *IGT rgs®* customers. Additionally, mobile applications generated 21% of IGTi online casino revenues compared to 10% in the prior year.

Gross margin improvement was primarily due to the favorable contribution from social gaming. Amortization in cost of sales for DoubleDown acquired developed technology totaled $9.2 million in 2013 and $5.0 million in 2012.

2012 Compared With 2011

Interactive revenue growth was primarily the result of business acquisitions, with DoubleDown in social gaming in late January 2012 and Entraction in late June 2011 in IGTi. Since acquisition, the social gaming revenues of DoubleDown have increased each quarter due to the combination of higher bookings per DAU (up 49%) and increased DAU (up 6%), largely driven by new IGT content and mobile platform introductions for the DoubleDown site.

IGTi online casino operations contributed $9.6 million to revenue growth in 2012, primarily due to *IGT rgs®* customer expansion, new games released, and player adoption of IGT games, as well as a VAT settlement of $7.4 million. Entraction contributed $15.1 million to 2012 IGTi revenues. However, due to diminished returns largely related to regulatory challenges in Europe, we began efforts in late 2012 to consolidate our IGTi product development and customer service resources, exit Entraction online turnkey and poker operations by December 2012, and close or reduce certain facilities in Stockholm and Tallinn.

Interactive gross margin increased 10% primarily due to the favorable contribution from DoubleDown, partially offset by additional amortization of acquired intangibles of $5.8 million, as well as increased equipment depreciation and transaction costs.

OPERATING EXPENSES

				Change			
	2013	2012	2011	13 vs 12		12 vs 11	
Selling, general and administrative	$ 460.4	$ 410.4	$ 353.3	$ (50.0)	-12%	$ (57.1)	-16%
Research and development	235.0	217.0	194.7	(18.0)	-8%	(22.3)	-11%
Depreciation and amortization	77.4	76.9	69.7	(0.5)	-1%	(7.2)	-10%
Subtotal SG&A-R&D-D&A	**772.8**	**704.3**	**617.7**	**(68.5)**	-10%	**(86.6)**	-14%
Percent of revenue	33%	33%	32%				
Contingent acquisition-related costs	73.9	69.1	-	(4.8)	-7%	(69.1)	-
Impairment and restructuring	3.6	42.5	15.8	38.9	*	(26.7)	*
Total operating expenses	**$ 850.3**	**$ 815.9**	**$ 633.5**	**$ (34.4)**	-4%	**$ (182.4)**	-29%

2013 Compared With 2012

SG&A expenses increased largely due to an increase of $34.5 million in advertising and promotion expenses, which included $27.1 million related to player marketing in correlation with growing social gaming revenues, as well as higher gaming show costs in part due to timing changes that caused the occurrence of two major annual shows to fall into our fiscal 2013. SG&A increases also included $7.7 million for proxy contest fees, $7.7 million in bad debt provisions mostly related to certain international customer receivables, and $2.4 million for a legal settlement, partially offset by prior year settlement charges of $3.1 million related to early cancellation of a distributor agreement. The remaining increase in SG&A and R&D expenses generally related to higher employee headcount.

Acquisition related charges noted in the table below increased $3.4 million primarily related to DoubleDown.

	2013	2012
Earn-out	$ 35.0	$ 27.5
Retention	38.9	41.6
Total contingent costs	73.9	69.1
Amortization of acquired intangibles	17.7	13.3
Professional fees	-	5.8
Total	**$ 91.6**	**$ 88.2**

Lower impairment and restructuring charges partially offset the increases in SG&A and R&D. Current year impairment included $1.3 million for a UK building held for sale and $2.3 million related to our Alabama notes receivable and associated property collateral. See Note 20 for additional information about our Alabama impairment.

2012 Compared With 2011

Operating expenses increased 29%, primarily due to additional investment in emerging interactive markets and technology. Operating expenses related to interactive initiatives, including additions from Entraction and DoubleDown, increased $150.0 million, of which acquisition related charges primarily from DoubleDown totaled $88.2 million, as noted in the table above.

Impairment and restructuring charges for 2012 included $14.6 million related to Walker Digital patents, $12.8 million related to further decline in the value of our Alabama notes' collateral, and $15.1 million related to the reorganization of our IGTi operations involving the closure of Entraction services and facilities. See Note 19 for additional information about these charges. Other incremental operating costs in SG&A and R&D included settlement charges of $3.1 million related to the early termination of a distributor arrangement.

OTHER INCOME (EXPENSE)

	2013	2012	2011	Change 13 vs 12		Change 12 vs 11	
Interest Income	$ 44.4	$ 45.3	$ 51.2	$ (0.9)	-2%	$ (5.9)	-12%
WAP investments	17.8	20.0	22.4	(2.2)	-11%	(2.4)	-11%
Receivables and investments	26.6	25.3	28.8	1.3	5%	(3.5)	-12%
Interest Expense	(123.4)	(122.2)	(130.8)	(1.2)	-1%	8.6	7%
WAP jackpot liabilities	(17.7)	(19.9)	(22.2)	2.2	11%	2.3	10%
Borrowings	(70.1)	(69.9)	(79.0)	(0.2)	-	9.1	12%
Convertible debt equity discount	(35.6)	(32.4)	(29.6)	(3.2)	-10%	(2.8)	-9%
Other, including gain (loss)	(12.8)	(2.0)	2.6	(10.8)	-540%	(4.6)	-177%
Total other income (expense), net	$(91.8)	$(78.9)	$ (77.0)	$ (12.9)	-16%	$ (1.9)	-2%

2013 Compared With 2012

The change in total other income (expense) was unfavorable primarily due to increased foreign currency losses of $6.2 million primarily from Latin America and Australia currencies and an additional fair value loss adjustment of $4.7 million on our interest rate swaps. Lower interest income and higher interest expense on debt also contributed to the unfavorable change.

WAP interest income and expense relates to previous jackpot winner liabilities and accretes at approximately the same rate. WAP interest income also includes earnings on restricted cash and investments held for future winner payments.

2012 Compared With 2011

The unfavorable variance in total other income (expense) was primarily due to increased foreign currency losses and lower interest income, partially offset by higher investment gains and decreased interest expense on lower average borrowing rates. Interest income decreased on a lower-rate portfolio of receivables and investments. Foreign currency losses increased $8.8 million primarily from UK and Australia currency transactions. Other income in 2011 included $4.3 million of gain on the sale of our CLS equity investment.

INCOME TAX PROVISION

	2013	2012	2011	Change 13 vs 12	Change 12 vs 11
Income tax provision	$ 129.6	$ 93.1	$ 135.6	$ (36.5)	$ 42.5
Effective tax rate	32.2%	27.2%	31.7%	(5.0) pp	4.5 pp

Differences between our effective tax rate and the US federal statutory rate of 35% principally result from the geographical distribution of taxable income, differences between the book and tax treatment of certain permanent items, and changes in unrecognized tax benefits. See Note 14 for additional information about our tax provision.

2013 Compared With 2012

Although the 2013 effective tax rate on income from continuing operations was favorably impacted by the manufacturer's deduction and the R&D tax credit, the 2012 effective tax rate reflected a significant tax benefit of $44.7 million related to Entraction closures, resulting in an unfavorable year-over-year change.

2012 Compared With 2011

The 2012 effective tax rate on income from continuing operations was favorably impacted by a tax benefit of $44.7 million related to Entraction closures. In addition, the 2012 effective tax rate was negatively impacted by the expiration of the R&D tax credit and losses of $31.0 million in foreign jurisdictions for which there were no associated tax benefits.

BUSINESS SEGMENT RESULTS *(See Note 19)*

NORTH AMERICA SEGMENT RESULTS

	2013	2012	2011	Change 13 vs 12		Change 12 vs 11	
Total Revenues	$ 1,835.1	$ 1,644.1	$ 1,480.3	$ 191.0	12%	$ 163.8	11%
Gross Margin	58%	58%	58%	- pp		- pp	
Operating Income	$ 487.9	$ 425.8	$ 476.6	$ 62.1	15%	$ (50.8)	-11%
Margin	27%	26%	32%	1 pp		(6) pp	

2013 Compared With 2012

North America revenue improvement was driven by increases in interactive of $133.0 million and product sales of $111.6 million, partially offset by a decline in gaming operations of $53.6 million. Total gross margin was comparable, as margin improvement in gaming operations and interactive was offset by margin decline in product sales.

Operating income and operating margin improved due to revenue growth outpacing higher operating expenses. The increase in operating expenses primarily related to additional expenses from DoubleDown of $55.3 million, including higher advertising of $27.1 million related to player marketing in correlation with increasing social gaming revenues and incremental acquisition-related charges of $3.4 million.

2012 Compared With 2011

North America revenues grew 11% primarily due to added contribution from DoubleDown's interactive social gaming business acquired in late January 2012 and increased replacement machines sales. Operating income decreased 11% due to increased operating costs, primarily due to additional expenses from DoubleDown. Operating expenses included acquisition related charges primarily related to DoubleDown of $82.4 million for contingent employee retention bonus and earn-out liability accruals and $13.3 million for the amortization of acquired intangibles.

NORTH AMERICA GAMING OPERATIONS

	2013	2012	2011	Change 13 vs 12		Change 12 vs 11	
Revenues	$ 854.2	$ 907.8	$ 913.8	$ (53.6)	-6%	$ (6.0)	-1%
Gross margin	61%	60%	59%	1 pp		1 pp	
Installed base (units '000)	41.4	43.4	40.9	(2.0)	-5%	2.5	6%
MegaJackpots ® (premium brand)	21.8	23.8	23.9	(2.0)	-8%	(0.1)	-
Lease (CDS, racino, other)	19.6	19.6	17.0	-	-	2.6	15%
Yield (average revenue per unit per day - $0.00)	$55.35	$59.19	$61.44	($3.84)	-6%	($2.25)	-4%

2013 Compared With 2012

North America gaming operations revenues decreased primarily driven by lower yields along with installed base decline, most significant in *MegaJackpots®*. The decrease in yield was primarily due to lower performance, most significant in *MegaJackpots®* WAP games, as well as a higher concentration of installed base in lower-yield units. Gross margin improvement was primarily due to lower jackpot expense and reduced depreciation associated with decreased machine builds.

2012 Compared With 2011

North America gaming operations revenues decreased 1% primarily due to lower yield. Gross margin increased 2%, primarily due to lower jackpot expense and royalties. Installed base increased 6% due to expansion in lease operations, partially offset by decreases in *MegaJackpots®* units. Yield decreased 4% primarily due to lower performance and higher promotional discounting in *MegaJackpots®*, as well as an increasing mix of lower-yield stand-alone units.

NORTH AMERICA PRODUCT SALES

				Change			
	2013	**2012**	**2011**	**13 vs 12**		**12 vs 11**	
Revenues	$759.8	$648.2	$566.2	$111.6	17%	$82.0	14%
Machines	519.4	421.3	324.7	98.1	23%	96.6	30%
Non-machine (systems, parts, other)	240.4	226.9	241.5	13.5	6%	(14.6)	-6%
Gross margin	54%	57%	56%	(3) pp		1 pp	
Machine units recognized ('000)	42.2	29.1	22.8	13.1	45%	6.3	28%
Machine ASP ('000)	$ 12.3	$ 14.5	$ 14.2	$ (2.2)	-15%	$ 0.3	2%
Machine units shipped ('000)	41.7	29.3	20.9	12.4	42%	8.4	40%
New/expansion	8.8	7.3	4.9	1.5	21%	2.4	49%
Replacement	32.9	22.0	16.0	10.9	50%	6.0	38%

2013 Compared With 2012

Revenues from North America product sales were driven primarily by increased machine and systems sales. Machine units recognized increased primarily driven by 6,000 additional VLT replacement units in Canada, 4,400 new VLT units in Illinois, and 4,600 poker replacement units sold under a multi-property corporate contract. Machine ASP decreased primarily due to promotional discounting and a higher mix of lower-priced VLT and poker units. Non-machine revenues increased mostly due to additional systems installations and a patent royalty settlement of $5.0 million. Gross margin decreased primarily due to increased promotional discounting.

2012 Compared With 2011

Revenues from North America product sales improved 14% primarily due to increased machine units sold, partially offset by lower non-machine sales. Non-machine revenues decreased $14.6 million primarily due to lower *Advantage®* systems sales and fewer promotional parts conversion kits, partially offset by increased licensing fees. Gross margin improvement was attributable to lower machine costs due to favorable production volume and cost efficiencies, as well as increased ASP. Machine ASP improved due to lower discounts and a favorable mix of newer MLD™ models.

Machine units recognized increased 28% driven by higher demand for replacement units, as well as new/expansion units including new Ohio jurisdiction properties. Replacement units recognized included certain units under contract with the Canada Government Lottery and units under lease-to-purchase conversions. Although quarterly units can vary widely depending on the timing of customer needs and the level of promotional programs offered.

NORTH AMERICA INTERACTIVE

	2013	2012	2011	Change 13 vs 12		Change 12 vs 11	
Revenues	$221.1	$88.1	$0.3	$133.0	151%	$87.8	*
Social gaming	218.5	87.0	-	131.5	151%	87.0	-
IGTi	2.6	1.1	0.3	1.5	136%	0.8	267%
Gross margin	62%	61%	67%	1 pp	2%	(6) pp	-9%
DoubleDown average user metrics							
DAU ('000)	1,636	1,372	-	264	19%	*	*
MAU ('000)	6,141	5,097	-	1,044	20%	*	*
Bookings per DAU ($0.00)	$ 0.37	$ 0.26	-	$ 0.11	42%	*	*

2013 Compared With 2012

North America interactive revenue grew as a result of our acquisition in January 2012 and subsequent growth of the *DoubleDown Casino®*. Social gaming revenues continued to improve with increases in both bookings per DAU and DAU. These improvements were driven primarily by the introduction of IGT content to the *DoubleDown Casino®* and overall growth in desktop and mobile platform applications. Mobile comprised 22% of 2013 total social gaming bookings compared to 4% in 2012. IGTi revenue grew due to new games released and player expansion within our online real-money partner in Canada. Gross margin growth was primarily the result of the favorable contribution from DoubleDown.

2012 Compared With 2011

North America interactive revenues grew $87.8 million primarily due to the acquisition of DoubleDown in late January 2012. DoubleDown's social gaming revenues have increased each quarter since acquisition, due to the combination of higher bookings per DAU (up 49%) and increasing DAU (up 6%). These improvements were driven by new IGT content and mobile platform introductions for the DoubleDown site. IGTi revenue growth of $0.8 million in 2012 related to an online partner in Canada initiated in late 2011. Gross margin decrease of 9% included $5.8 million for the amortization of acquired developed technology.

INTERNATIONAL SEGMENT RESULTS

	2013	2012	2011	Change 13 vs 12		Change 12 vs 11	
Total Revenues	$506.5	$506.6	$476.7	$ (0.1)	-	$ 29.9	6%
Gross Margin	55%	55%	59%	- pp		(4) pp	
Operating Income	$120.1	$103.6	$138.4	$16.5	16%	$(34.8)	-25%
Margin	24%	20%	29%	4 pp		(9) pp	

2013 Compared with 2012

International revenues remained relatively constant primarily due to a decrease of $11.9 million in interactive, offset by an increase of $6.8 million in product sales and $5.0 million in gaming operations. Changes in foreign currency exchange negatively impacted revenues by $8.9 million. Total gross margin was flat as a higher interactive margin was offset by a decrease in both gaming operations margin and product sales margin.

Operating income and operating margin improved mostly due to lower operating expenses attributable to the closures of certain European online turnkey and poker operations initiated in our 2012 fourth quarter, partially offset by an increase in bad debt provisions of $7.3 million related to certain customer receivables.

2012 Compared with 2011

International revenues grew 6%, primarily due to increases from interactive (up $19.5 million) and gaming operations (up $9.5 million). Changes in foreign currency rates negatively impacted 2012 revenues by approximately $13.1 million. Operating income decreased primarily due to increased interactive operating costs, including $15.1 million of impairment and restructuring charges related to the closures of certain European online turnkey and poker operations.

INTERNATIONAL GAMING OPERATIONS

	2013	2012	2011	Change 13 vs 12		Change 12 vs 11	
Revenues	$ 137.2	$ 132.2	$ 122.7	$ 5.0	4%	$ 9.5	8%
Gross margin	69%	70%	73%	(1) pp		(3) pp	
Installed base (units '000)	13.2	13.7	13.0	(0.5)	-4%	0.7	5%
MegaJackpots ® (Premium brand)	3.3	3.3	3.9	-	-	(0.6)	-15%
Lease	9.9	10.4	9.1	(0.5)	-5%	1.3	14%
Yield (average revenue per unit per day - $0.00)	$27.96	$27.19	$26.91	$0.77	3%	$0.28	1%

2013 Compared with 2012

International gaming operations revenues increased mostly due to improved yield, partially offset by a lower installed base. Gross margin decline was driven by increased costs related to depreciation and royalty expenses. The installed base decline was primarily due to casino closures in Mexico. Yield improved in both *MegaJackpots®* and lease operations.

2012 Compared with 2011

International gaming operations revenues increased 8% due to higher yield and installed base growth. Gross margin decreased primarily due to higher depreciation and service order costs. Installed base grew 5%, as lease unit increase was partially offset by decreased MegaJackpots® units. Yield improved 1%, as lease operations improvement was partially offset by decline in *MegaJackpots®* yield.

INTERNATIONAL PRODUCT SALES

	2013	2012	2011	Change 13 vs 12		Change 12 vs 11	
Revenues	$ 325.4	$ 318.6	$ 317.7	$ 6.8	2%	$ 0.9	-
Machines	236.1	232.2	233.4	3.9	2%	(1.2)	-1%
Non-machine	89.3	86.4	84.3	2.9	3%	2.1	2%
Gross margin	48%	49%	54%	(1) pp		(5) pp	
Machine units recognized ('000)	15.0	14.5	14.7	0.5	3%	(0.2)	-1%
Machine ASP ('000)	$ 15.8	$ 16.0	$ 15.9	$ (0.2)	-1%	$ 0.1	1%
Machine units shipped ('000)	13.9	14.9	15.0	(1.0)	-7%	(0.1)	-1%
New/expansion	4.8	5.6	6.5	(0.8)	-14%	(0.9)	-14%
Replacement	9.1	9.3	8.5	(0.2)	-2%	0.8	9%

2013 Compared with 2012

International product sales revenue improved for both machines due to higher units and non-machine related to higher theme conversions and systems sales. Gross margin decreased slightly primarily due to increased promotional discounting, partially offset by a favorable mix of higher-margin non-machine sales. ASP declined primarily due to increased promotional discounting.

2012 Compared with 2011

International product sales revenues were relatively flat, as increased non-machine revenues and favorable ASP were offset by lower units. Gross margin decreased 9% primarily due to higher machine component and rework costs, as well as a higher contribution in the prior year from Mexico lease-conversion games that carried atypically high margins.

INTERNATIONAL INTERACTIVE

	2013	2012	2011	Change			
				13 vs 12		12 vs 11	
Revenues - IGTi	$43.9	$55.8	$36.3	$(11.9)	-21%	$19.5	54%
Gross margin	57%	49%	51%	8 pp		(2) pp	

2013 Compared with 2012

International IGTi revenues declined $14.3 million due to closures of certain European online turnkey and poker operations and $7.4 million due to a prior year VAT settlement. These decreases were offset by an increase of $9.8 million in online casino revenues, primarily related to increased customers. Gross margin improvement was attributable to lower tax assessments, an increased mix of higher-margin *IGT rgs®* revenues, and a realignment of certain player marketing costs.

2012 Compared with 2011

International interactive revenues grew 54%, primarily due to added contributions from the acquisition of Entraction in late June 2011. Additionally, IGTi online casino operations contributed $9.6 million to revenue growth, primarily due to *IGT rgs®* customer expansion, new games released, and player adoption of IGT games, as well as a VAT settlement of $7.4 million. Gross margin decreased 4% primarily due to increased equipment depreciation and transaction costs.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF LIQUIDITY

Selected Financial Information and Statistics

				Increase (Decrease)	
September 30,	**2013**	**2012**	**2011**	**13 vs 12**	**12 vs 11**
Cash and equivalents	$713.3	$206.3	$460.0	$507.0	$(253.7)
Accounts receivable, net	348.6	346.6	320.1	2.0	26.5
Inventories	90.1	92.9	73.0	(2.8)	19.9
Working Capital	267.5	633.0	875.2	(365.5)	(242.2)
Trailing-twelve month statistics, excluding discontinued operations:					
Days sales outstanding (excluding contracts and notes)	54	59	60	(5)	(1)
Inventory turns	5.8	4.8	5.4	1.0	(0.6)

At September 30, 2013, our principal sources of liquidity were cash and equivalents and amounts available under our revolving bank credit facility discussed below under CREDIT FACILITIES AND INDEBTEDNESS. Other potential sources of capital include, but are not limited to, free cash flow generated by the business, as well as the issuance of debt and equity securities. Based on past performance and current expectations, we believe the combination of these resources will satisfy our needs for working capital, jackpot liabilities, capital expenditures, debt service, and other liquidity requirements associated with our existing operations into the foreseeable future.

Cash and equivalents increased during 2013 primarily due to cash generated from operations of $462.6 million, net debt proceeds of $351.4 million, and net proceeds of $91.7 million from investments, loans, and assets, collectively. These increases were primarily offset by cash used for share repurchases of $190.5 million, capital expenditures of $127.8 million and dividends paid of $79.0 million.

Payments for acquisition-related contingent consideration during 2013 totaled $75.3 million, comprised of $30.2 million for retention and $45.1 million for earn-out. Payments of $27.9 million related to earn-out accrued at acquisition were included in financing cash flows. The remaining amount of contingent consideration payments was related to amounts accrued subsequent to acquisition and included in operating cash flows within the net change in accounts payable and other liabilities.

Foreign subsidiary operations held 17% of our cash and equivalents at September 30, 2013 and 47% at September 30, 2012. Restricted cash and investments, as well as jackpot annuity investments, are used primarily for funding jackpot winner payments and online player deposits.

Working capital decreased primarily due to the reclassification of $817.3 million from non-current to current liabilities related to our 3.25% convertible notes due May 2014, partially offset by increased cash and equivalents from the issuance in September 2013 of $500.0 million 5.35% Bonds due October 2023. See Note 12.

Inventory turns increased primarily due to increased sales volume and lower inventory on hand. Days sales outstanding decreased primarily due to increased revenues.

CASH FLOWS SUMMARY – A Year over Year Comparative Analysis

Years Ended September 30,	2013	2012	2011	Favorable (Unfavorable) 13 vs 12	12 vs 11
Operations	$ 462.6	$ 446.5	$ 612.4	$ 16.1	$ (165.9)
Investing	(36.1)	(308.8)	(118.3)	272.7	(190.5)
Financing	84.0	(392.6)	(190.8)	476.6	(201.8)
Effects of exchange rates	(3.5)	1.2	(1.7)	(4.7)	2.9
Net Change	$ 507.0	$ (253.7)	$ 301.6	$ 760.7	$ (555.3)

Operating Cash Flows

Operating cash flows increased in 2013 primarily due to higher earnings, offset by $47.4 million of payments for acquisition-related contingent consideration, comprised of $30.2 million for retention and $17.2 million for earn-out accrued subsequent to acquisition included within the net change in accounts payable and accrued liabilities. Changes in operating assets and liabilities used cash of $6.6 million related to variations in business volume and payment timing. Increased cash used of $87.4 million for accounts payable and accrued liabilities (including payments of acquisition-related contingent consideration noted above) and $26.1 million for jackpot liabilities was partially offset by less cash used of $46.6 million for other assets, $25.9 million for inventory and $13.8 million for income taxes, as well as cash provided from the settlement of treasury lock contracts of $12.6 million.

Operating cash flows decreased in 2012 primarily due to lower earnings and changes in working capital related to business volume and certain timing impacts. Significant changes in cash used by working capital included:

- $140.1 million more cash used for estimated income tax payments, as 2011 payments were reduced by overpayments from our federal tax return filed during 2010
- $61.6 million less cash provided from receivables, from an increase in sales concentrated toward the end of the period

Investing Cash Flows

Reduced cash used for investing in 2013 was primarily due to $233.9 million less cash used for business acquisitions and lower capital expenditures (see table below).

Increased cash was used for investing in 2012 primarily due to increased investment in business acquisitions of $233.9 million (see Note 21) and increased capital expenditures (see table below).

Years Ended September 30,	2013	2012	2011	Increase (Decrease) 13 vs 12	12 vs 11
Property, plant and equipment	$ 21.9	$ 43.8	$ 14.1	$ (21.9)	$ 29.7
Gaming operations equipment	105.5	162.4	189.2	(56.9)	(26.8)
Intellectual property	0.4	2.5	1.8	(2.1)	0.7
Total capital expenditures	$ 127.8	$ 208.7	$ 205.1	$ (80.9)	$ 3.6

Financing Cash Flows

Reduced cash used for financing in 2013 was primarily due to an increase of $211.4 million in net debt proceeds primarily related to the issuance of 5.35% bonds in September 2013 and $284.7 million less cash used for share repurchases, partially offset by $27.9 million paid for acquisition-related contingent consideration. During 2013, 2.5 million shares were delivered under an ASR prepaid in June 2012 and 10.0 million shares were repurchased in the open market for $190.5 million.

Increased cash used for financing in 2012 was primarily due to share repurchases of $475.2 million, partially offset by net debt proceeds of $140.0 million. During 2012, 27.8 million shares were delivered under a $400.0 million ASR prepaid in June 2012 and 4.9 million shares were repurchased in the open market for $75.2 million. See Note 17 for more information about the ASR.

Subsequent event

On November 7, 2013, we executed an ASR transaction to repurchase approximately $200.0 million of IGT common stock within the following 2.5 months. The total number of shares will be determined based on the daily VWAP (volume weighted average price) of our common stock over the term of the ASR program, less a discount, subject to a cap establishing a minimum number of shares. A portion of the shares was delivered to IGT on November 8, 2013 and additional shares may be delivered upon final settlement.

CREDIT FACILITIES and INDEBTEDNESS *(See Note 12)*

At September 30, 2013, no borrowings were outstanding on our $1.0 billion revolving credit facility, $972.0 million was available, and $28.0 million was reserved for letters of credit and performance bonds. We were in compliance with all debt covenants at September 30, 2013, with an interest coverage ratio of 12.4:1 and a net funded debt leverage ratio of 2.5:1.

On April 23, 2013, we amended and restated our credit agreement, increasing the available revolving line of our credit facility from $750.0 million to $1.0 billion, of which up to $50.0 million is available for letters of credit and up to $50.0 million is available for swing line borrowing. The former facility was terminated in conjunction with the issuance of the new credit facility. Subject to lenders' consent, the facility may be increased by $250.0 million at any time up to 60 days prior to maturity. At maturity on April 23, 2018, all amounts outstanding will be immediately due and payable. The maturity may be extended upon our request for one year on each of the first and second closing date anniversaries, presuming no default exists.

The new facility interest rates and facility fees are based on our public debt ratings or our net funded debt to EBITDA ratio, whichever is more favorable to IGT. Net funded debt is defined as debt minus any unrestricted cash and investments in excess of $150.0 million. At the initial pricing level of Baa2/BBB, the interest rate was LIBOR plus 100 bps and the facility fee was 17.5 bps. Additional debt issuance costs of approximately $3.3 million were capitalized and together with $8.2 million of previously deferred offering costs remaining from the former facility will be amortized to interest expense over the new facility term.

Substantially the same as the former credit facility, the new credit facility carries no limitations on share repurchases or dividend payments provided no default exists and includes the following covenants (all terms as defined in the facility documents):

- a minimum ratio of 3.0 adjusted EBITDA to interest expense (interest coverage ratio)
- a maximum ratio of 3.5 for net funded debt to adjusted EBITDA (net funded debt leverage ratio)
- certain restrictions on our ability to:
    - pledge the securities of our subsidiaries
    - permit our subsidiaries to incur or guaranty additional debt, or enter into swap agreements
    - incur liens
    - merge with or acquire other companies, liquidate or dissolve
    - sell, transfer, lease or dispose of all or substantially all assets
    - change the nature of our business

The facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including failure to make timely principal and interest payments or satisfy the covenants. An event of default, if not cured, could cause the entire outstanding borrowings under the credit facility to become immediately due and payable, lenders may cease making loans and/or terminate commitments, and cross-default provisions may be triggered in other debt issuances.

3.25% Convertible Notes

These notes were classified current at September 30, 2013. The maturity is expected to be funded by a combination of the proceeds from our 5.35% Bonds issued in September 2013, free cash flows generated by the business, and our revolving credit facility.

On May 11, 2009, we issued $850.0 million aggregate principal amount of Notes, in a private placement for net proceeds of $822.5 million, after deferred offering costs of approximately $27.5 million, which will be amortized to interest expense over the Note term. We pay interest at 3.25% on the Notes, semiannually on May 1 and November 1, beginning November 1, 2009. Proceeds from the Notes (net of amounts used for the separate note hedge transactions and funds provided by the separate warrant transactions described below) were used to reduce outstanding borrowings under our revolving domestic credit facility.

The Notes are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The Notes rank junior to all existing and future subsidiary liabilities, including trade payables. The Notes mature on May 1, 2014, unless repurchased earlier by IGT or converted. The Notes are not redeemable at IGT's option before maturity, except in certain circumstances relating to applicable gaming authority regulations.

Each $1,000 Note is convertible into 50.3630 shares of IGT common stock, representing a conversion price of $19.86 per share at September 30, 2013. Upon conversion, a holder will receive cash up to the aggregate principal amount of each Note and shares of our common stock for any conversion value in excess of the principal amount as determined per the indenture. The conversion rate is adjustable upon the occurrence of certain events as defined in the indenture. The Notes are convertible under any of the following circumstances:

- during any fiscal quarter ending after September 30, 2009 (and only during such fiscal quarter), if the closing price of our common stock for at least 20 trading days in the last 30 trading day period of the immediately preceding fiscal quarter is more than 130% of the conversion price on the last trading day of the preceding fiscal quarter
- if specified corporate transactions occur as described further in the indenture
- at any time on or after February 1, 2014 until the close of business on the second scheduled trading day immediately preceding May 1, 2014

Holders who convert their Notes in connection with a make-whole adjustment event, as defined in the indenture, may be entitled to a premium increase in the conversion rate. Upon the occurrence of a fundamental change, as defined in the indenture, such as certain mergers and acquisitions of our common stock or liquidation, holders have the option to require IGT to repurchase their Notes at a purchase price equal to 100% of the principal, plus accrued and unpaid interest.

Note Hedges and Warrant Transactions

Concurrent with the issuance of our Notes, we purchased separate note hedges and sold warrants, which effectively serve to reduce the potential future dilution associated with Note conversions and increase the initial Note conversion price to $30.14 per share. The call option in the note hedges has a strike price equal to the conversion price of the Notes, and the warrants have a higher strike price of $30.14 per share that serves to cap the amount of dilution protection provided. The warrants together with the note hedges create a capped call position on the shares underlying the Notes.

If our share price is above $19.86 upon conversion of the Notes, the note hedges will automatically neutralize the impact to share dilution, because IGT will receive shares under the note hedges exercised equal to the shares IGT must deliver to the Note holders. If our share price is above $30.14, upon exercise of the warrants IGT will deliver shares to the counterparties in an amount equal to the excess of our share price over $30.14. A 10% increase in our share price above $30.14 would result in the issuance of 3.9 million incremental shares upon exercise of the warrants. As our share price continues to increase, additional dilution would occur at a declining rate.

Prior to conversion or exercise, the Notes and warrants could have a dilutive effect on our earnings per share to the extent the price of our common stock during a given measurement period exceeds the respective exercise prices of those instruments. The note hedges are excluded from the calculation of diluted earnings per share as their impact is anti-dilutive. The market price condition for convertibility of our Notes was not met and there were no related note hedges or warrants exercised at September 30, 2013.

The note hedges and warrants were separate transactions apart from the Notes, and Note holders have no rights with respect to these separate transactions. The note hedges and warrants are considered indexed to IGT common stock, require net-share settlement, and met all criteria for equity classification at inception and at September 30, 2013. Accordingly, the note hedges cost of $177.3 million, net of deferred taxes of $65.5 million, and $66.8 million received for the warrants were recorded as adjustments to shareholders' equity. Subsequent changes in fair value will not be recognized as long as the note hedges and warrants continue to meet the criteria for equity classification.

Note Hedges

We paid an aggregate amount of $177.3 million to certain initial Note holders or their affiliates (note hedge counterparties/dealers) for note hedges with terms substantially similar to the embedded conversion options in the Notes. The note hedges cover, subject to anti-dilution and certain other customary adjustments substantially similar to those in the Notes, approximately 42.6 million shares of our common stock at a strike price of $19.97, which corresponds to the initial conversion price of the Notes.

The note hedges exercise automatically upon Note conversions and require the counterparty to deliver shares to IGT equal to the shares required to be delivered by IGT to the Note holder for the excess conversion value. The note hedges expire upon the earlier of the last day the Notes remain outstanding or the second scheduled trading day immediately preceding the maturity of the Notes on May 1, 2014.

Warrants

IGT received an aggregate amount of $66.8 million from the note hedge counterparties/dealers for the sale of rights to receive approximately 42.6 million shares of common stock underlying the Notes, subject to anti-dilution and certain other customary adjustments, at a strike price of $30.14 per share. Subject to certain adjustments, a maximum of 72.6 million shares may be delivered under the warrants.

The warrants are automatically exercised on their specified expiration dates that occur over a period of time ending in November 2014. If the volume weighted average share price of our common stock, as defined in the warrants (VWAP), exceeds the strike price of the warrants, IGT will deliver to the counterparties shares equal to the spread between the VWAP on the date of exercise or expiration and the strike price. If the VWAP is less than the strike price, neither party is obligated to deliver anything to the other.

7.5% Bonds

On June 15, 2009, we issued $500.0 million aggregate principal amount of 7.5% Bonds due 2019, under our March 2009 shelf registration statement and June 11, 2009 prospectus supplement, to certain underwriters pursuant to an underwriting agreement dated June 10, 2009. We received net proceeds of $493.3 million after a discount of $2.7 million and deferred offering costs of approximately $4.0 million, both of which will be amortized to interest expense over the 7.5% Bond term. Interest is payable semiannually on June 15 and December 15, beginning December 15, 2009. We used the net proceeds from the 7.5% Bonds to fund the redemption of a portion of our Debentures put to us in December 2009.

The 7.5% Bonds are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The 7.5% Bonds rank junior to all existing and future liabilities, including trade payables, of our subsidiaries. The 7.5% Bonds mature on June 15, 2019, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium as described further in the indenture.

The 7.5% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets

The 7.5% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 7.5% Bonds, the outstanding amounts may become immediately due and payable.

Interest rate swaps executed in conjunction with our 7.5% Bonds due 2019 are described in Note 11.

5.5% Bonds

On June 8, 2010, we issued $300.0 million aggregate principal amount of 5.5% Bonds due 2020, under our March 2009 shelf registration statement and June 3, 2010 prospectus supplement pursuant to an underwriting agreement dated June 3, 2010. We received net proceeds of $295.7 million after a discount of $1.3 million and deferred offering costs of approximately $3.0 million, both of which will be amortized to interest expense over the 5.5% Bond term. Interest is payable semiannually on June 15 and December 15, beginning December 15, 2010. Net proceeds from the 5.5% Bonds were used to reduce outstanding amounts under our domestic credit facility.

The 5.5% Bonds are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The 5.5% Bonds rank junior to all existing and future liabilities, including trade payables, of our subsidiaries. The 5.5% Bonds mature on June 15, 2020, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium.

The 5.5% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets

The 5.5% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 5.5% Bonds, the outstanding amounts may become immediately due and payable.

Interest rate swaps executed in conjunction with our 5.5% Bonds due 2020 are described in Note 11.

5.35% Bonds

On September 19, 2013, we issued $500.0 million aggregate principal amount of 5.35% Notes due 2023, under our March 2012 shelf registration statement, March 29, 2012 prospectus, and September 13, 2013 prospectus supplement pursuant to an underwriting agreement dated September 12, 2013. We received net proceeds of $493.9 million after a discount of $2.1 million and deferred offering costs of approximately $4.0 million, both of which will be amortized to interest expense over the 5.35% Note term. Interest is payable semiannually on April 15 and October 15, beginning April 15, 2014. Net proceeds from the 5.35% Notes will be used to fund the redemption of our convertible notes due May 2014 and for general corporate purposes.

The 5.35% Bonds are general unsecured and unsubordinated obligations of IGT, ranking senior to all existing and future subordinated obligations. The 5.35% Bonds rank equal to all existing and future liabilities, including trade payables, of our subsidiaries. The 5.35% Bonds mature on October 15, 2023, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium.

The 5.35% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets

The 5.35% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 5.35% Bonds, the outstanding amounts may become immediately due and payable.

Treasury lock interest rate derivatives settled in conjunction with our 5.35% Bonds are described in Note 11.

Shelf Registration

In March 2012, we filed a shelf registration statement with the SEC which allows us to issue debt securities, in one or more series, from time to time in amounts, at prices and on terms determined at the time of offering.

FINANCIAL CONDITION

September 30,	2013	2012	Increase (Decrease)
Assets	$ 4,612.8	$ 4,285.1	$ 327.7
Liabilities	3,358.7	3,087.3	271.4
Total Equity	1,254.1	1,197.8	56.3

Changes During 2013

Total assets increased primarily due to increase in cash and equivalents of $505.7 million, up largely because of new bonds issued in September 2013 in part to fund debt maturities due in 2014 (see Note 12). The increase in cash was partially offset by decreases in net property, plant and equipment of $71.8 million and net intangible assets of $62.8 million, primarily related to depreciation and amortization, and decrease in other assets related to interest rate swap losses of $51.6 million.

Liabilities increased primarily due to increases in net debt of $346.5 million mostly due to new bonds issued, partially offset by a decrease in jackpot liabilities of $56.0 million.

Total equity increased, $276.4 million from comprehensive income and $59.4 million related to employee stock plans, partially offset by share repurchases and dividends declared totaling $279.4 million.

CONTRACTUAL OBLIGATIONS and COMMERCIAL COMMITMENTS

The following table summarizes expected effects on future liquidity and cash flows from our minimum contractual obligations and commercial commitments as of September 30, 2013.

	Payments due by fiscal year				
	Total	2014	2015 to 2016	2017 to 2018	2019 and thereafter
Debt [1]	$2,150.0	$ 850.0	$ -	$ -	$ 1,300.0
Interest and fees on debt [2]	455.0	58.5	111.6	111.6	173.3
Jackpot winner payments [3]	516.3	131.7	111.8	76.1	196.7
Open purchase orders	125.3	114.3	11.0	-	-
Acquisition contingent consideration [4]	177.2	117.2	60.0	-	-
Operating leases [5]	62.9	13.9	25.6	16.9	6.5
Other obligations [6]	10.7	7.5	3.1	0.1	-
Totals	$3,497.4	$1,293.1	$ 323.1	$ 204.7	$ 1,676.5

(1) *Amounts represent the expected principal cash payments relating to our long-term debt and do not include any fair value adjustments or discounts. See the MDA—Credit Facilities discussion earlier and Note 12 for additional debt information.*

(2) *Amounts represent the expected interest cash payments relating to our long-term debt. We have outstanding interest rate swap agreements accounted for as fair value hedges that effectively exchange fixed interest payments for variable rate payments associated with some of our debt obligations. The impact of these interest rate swaps was factored into the calculation of the future interest payments on long-term debt. See Note 11 and Note 12 for additional interest rate swap information.*

(3) *Winner payments represent amounts due previous and future WAP jackpot winners. The timing and amount of future winner payments were estimated based on historical patterns of winners' lump sum payment elections and discount rates effective at September 30, 2013. We maintain cash and investments at sufficient levels to fund jackpot liabilities for winner payments. See Notes 1 and 9 for additional information about jackpot liabilities.*

(4) *See Note 21 for additional information regarding acquisition contingent consideration.*

(5) *See Note 15 for additional information regarding operating leases.*

(6) *Other obligations include unconditional amounts due under licenses, royalties and IP rights.*

Liabilities related to unrecognized tax benefits of $132.6 million were excluded from the table above, as we cannot reasonably estimate the timing of cash settlements with taxing authorities. We expect to reduce these liabilities by approximately $31.0 million, inclusive of interest and penalties, in our 2014 first quarter related to the closure of US Federal income tax audits. See Note 14 for additional information regarding unrecognized tax benefits.

Arrangements with Off-Balance Sheet Risk

In the normal course of business, we are a party to financial instruments with off-balance sheet risk, such as performance bonds, guarantees and product warranties not reflected in our balance sheet. We may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including but not limited to, losses arising:

- out of our breach of agreements with those parties
- from services to be provided by us
- from IP infringement claims made by third parties

Additionally, we have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances.

It is not possible to determine the maximum potential obligations under these indemnification undertakings due to the unique facts and circumstances involved in each particular agreement. Such indemnification undertakings may not be subject to maximum loss clauses. Historically, we have not incurred material costs related to indemnification obligations.

We do not expect any material losses to result from these arrangements and do not rely on off-balance sheet financing arrangements to fund our operations. See Note 13.

RECENTLY ISSUED ACCOUNTING STANDARDS

At September 30, 2013, there were no recently issued accounting standards that are expected to have a significant impact to our financial statements. See Note 1.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements were prepared in conformity with US GAAP. Accordingly, we are required to make estimates incorporating judgments and assumptions we believe are reasonable based on our historical experience, contract terms, trends in our company and the industry as a whole, as well as information available from other outside sources. Our estimates affect amounts recorded in the financial statements and actual results may differ from initial estimates.

We consider the following accounting estimates to be the most critical to fully understand and evaluate our reported financial results. They require us to make subjective or complex judgments about matters that are inherently uncertain or variable. The following accounting estimates are considered the most sensitive to changes from external factors.

Revenue Recognition

Our revenues are derived from the design, development, manufacture, and marketing of casino-style gaming entertainment products and services, including game content, equipment, and systems technology. Revenues are recognized when all of the following have been satisfied:

- persuasive evidence of an arrangement exists
- the price to the customer is fixed and determinable
- delivery has occurred and any acceptance terms have been fulfilled
- collection is reasonably assured

Determining whether these requirements have been met require us to make assumptions and exercise judgment that could significantly affect the timing and amounts of revenue reported each period. The application of our revenue recognition policies and changes in our assumptions or judgments also affect the timing and amounts of revenues and costs recognized. Determinations are subject to judgment and may change depending on the circumstances surrounding the substance or nature of the transactions.

Our sales include multiple element arrangements that include software systems bundled with gaming equipment and services. These arrangements require judgment and estimates primarily related to the allocation of revenues based on VSOE or management's best estimate of each element's relative selling price. If we are unable to establish VSOE for undelivered software and software-related elements, revenues may be deferred in certain arrangements. Additionally, revenues from the sale of virtual chips to players at our online social gaming *DoubleDown Casino®* are recognized on a gross basis ratably over the estimated average period in which the chips are consumed.

Deferred revenue of $37.4 million at September 30, 2013 and $60.5 million at September 30, 2012 primarily related to obligations under multi-element contracts. Complex systems and/or multiple element contracts may take several months to complete and deferred revenue may increase as our products continue to evolve toward a more software systems-centric environment.

Intangible Assets And Acquisition Contingent Consideration Payable

Impairment testing for goodwill, other intangibles, and royalties requires judgment, including the identification of reporting units, allocation of related goodwill, assignment of corporate shared assets and liabilities to reporting units, estimated cash flows, and determinations of fair value. While we believe our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect the assessment of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges.

Goodwill (see Note 8)

The carrying amount of goodwill is tested for impairment at least annually and in between annual tests in certain circumstances. An entity is permitted to first assess qualitatively whether it is necessary to perform the two-step goodwill impairment test. If it is determined that the two-step test is necessary, then the fair value of each reporting unit is first compared to its carrying amount including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying value, the amount of the impairment loss is measured by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.

Our three reporting units, North America, International and DoubleDown, were determined in accordance with US GAAP for reporting units. Our evaluation determined that components below our North America and International operating segments, with the exception of DoubleDown, were economically similar and should be aggregated. The DoubleDown component was disaggregated because of its uniquely different customer base and use of virtual currency in a social gaming market.

Inherent in goodwill valuations are significant judgments and estimates, including assumptions about future revenues, profitability, cash flows, and long-term growth rates, as well as our operational plans and interpretation of current industry and macroeconomic factors. If assumptions do not prove correct or economic conditions affecting future operations change, goodwill could become impaired and result in a material adverse effect on our results of operations and financial position. Goodwill totaled $1.5 billion at September 30, 2013 and September 30, 2012.

2013 Qualitative Assessment

For 2013, we performed a qualitative assessment for each of our three reporting units, which we estimated have fair value significantly in excess of carrying value. We weighted the relative impact of key drivers and other industry or macroeconomic factors affecting each reporting unit in order to determine if any significant events, transactions, or other factors occurred or are expected to occur that would impair earnings or competitiveness. Factors specific to each reporting unit included financial performance and changes in carrying amounts. We also determined that the impact of macroeconomic factors on the discount rates and growth rates would not significantly affect the fair values of the reporting units. After assessing the totality of events and circumstances for each reporting unit, we concluded that it is not more likely than not that the fair value of each IGT reporting unit is less than its carrying value. As such, no further impairment testing was necessary.

2012 First Step Baseline Assessment

In determining the fair value of our reporting units for our 2012 assessment, we applied the income approach using a combination of the income approach based on DCF and the market approach using the implied valuation multiples (such as BEV to revenue and EBITDA) of comparable gaming companies, weighting each method's result equally. Our DCF analysis was based on the present value of two components: the sum of our five-year projected cash flows and a terminal value assuming a long-term growth rate. The cash flow estimates were prepared based on our business plans for each reporting unit, considering historical results and anticipated future performance based on our expectations regarding product introductions and market opportunities. The discount rates used to determine the present value of future cash flows were derived from the weighted average cost of capital of a group of comparable companies with consideration for the size and specific risks of each IGT reporting unit. The discount rate used for each reporting unit ranged from approximately 10% to 17% for 2012.

Our 2012 annual goodwill impairment test indicated the fair value of each reporting unit was significantly in excess of carrying value, by over 400% or $1.9 billion for each of the North America and International reporting units, and by over 69% or $225.0 million for the DoubleDown reporting unit. To illustrate the sensitivity of the fair value estimates on our goodwill impairment test, we modified our 2012 test assumptions to create a hypothetical 50% decrease to the fair value of each reporting unit. The resulting hypothetical excess of fair value over carrying value would be approximately $0.8 billion for North America to $0.7 billion for International, and we would therefore continue to have no impairment for these reporting units. A hypothetical 50% decrease in the fair value of DoubleDown would likely result in impairment.

Other Intangibles (See Note 8)

Our portfolio of other intangibles substantially consists of finite-lived patents, contracts, trademarks, developed technology, reacquired rights and customer relationships. We regularly monitor events or changes in circumstances that indicate the carrying value of these intangibles may not be recoverable or require a revision to the estimated remaining useful life. Our other intangibles totaled $130.6 million at September 30, 2013 and $193.4 million at September 30, 2012.

If an event or change occurs that indicates the carrying value might not be recoverable, we estimate cash flows directly associated with the use of the intangible to test recoverability and remaining useful lives based on the forecasted utilization of the asset and expected product revenues. In developing estimated cash flows, we incorporate assumptions regarding changes in legal factors, related industry climate, regulatory actions, contractual factors, operational performance and the company's strategic business plans, as well as the effects of obsolescence, demand, competition, and other market conditions. When the carrying amount exceeds the undiscounted cash flows expected to result from the use and eventual disposition of a finite-lived intangible asset or asset group, we then compare the carrying amount to its current fair value. We estimate the fair value using prices for similar assets, if available, or more typically using a DCF model. We recognize an impairment loss if the carrying amount is not recoverable and exceeds its fair value.

In 2012, we recorded impairment of $14.6 million related to certain patents and $11.5 million related to developed technology, customer relationships, and trademarks. See Note 20.

Royalties

We also regularly evaluate the estimated future benefit of prepaid and deferred royalties to determine if the carrying amount is recoverable from forecasted sales or placements of our games. The carrying value of our prepaid and deferred royalties totaled $58.6 million at September 30, 2013 and $63.5 million at September 30, 2012.

Acquisition Contingent Consideration Payable (see Note 10)

Acquisition contingent consideration payable related to earn-out for DoubleDown, acquired in January 2012, is contingent on it reaching certain earnings targets (see Note 21). It was valued with a DCF model applied to the expected payments determined based on probability-weighted internal earnings projections. We applied a rate of probability between (5% - 75%) to each possible scenario, as well as a risk-adjusted discount rate of 18%, to derive the estimated fair value at September 30, 2013. Changes in the projections and/or the probabilities are the most significant assumptions and result in directionally similar changes in the fair value. Discount rate changes cause a directionally opposite change in the fair value.

The acquisition contingent consideration payable was presented as a component of other liabilities, $57.6 million current and $48.8 million noncurrent at September 30, 2013 versus $42.8 million current and $73.6 million noncurrent at September 30, 2012. Earn-out consideration of $45.0 million (excluding payroll taxes) was paid during 2013 for earnings targets met by DoubleDown during calendar 2012. During 2013, an increase of $35.0 million to the earn-out payable fair value was recorded as a component of contingent acquisition-related costs on the income statement. Changes in the payable fair value at September 30, 2013 were primarily due to higher earnings projections and the time-value of money.

Jackpot Liabilities and Expenses

A portion of our gaming operations recurring revenue arrangements incorporates IGT paid WAP jackpots for which we recognize corresponding jackpot liabilities and expense. Changes in our estimated amounts for WAP jackpot liabilities and associated jackpot expense are attributable to regular analysis and evaluation of the following factors:

- variations in slot play (frequency of WAP jackpots and patterns of coin-in driving WAP jackpot growth)
- volume (number of WAP units in service and levels of coin-in per unit)
- interest rate movements
- the size of base WAP jackpots (startup amount) at initial setup or after a WAP win

Interest rates applicable to jackpot funding vary by jurisdiction and are impacted by market factors, as well as winner elections to receive a lump sum payment in lieu of periodic annual payments. Current and noncurrent portions of jackpot liabilities, as well as jackpot expense, may also be impacted by changes in our estimates and assumptions regarding the expected number of future winners who may elect a lump sum payout.

Changes in prime and/or treasury and agency interest rates during a given period cause fluctuations in our jackpot expense largely due to the revaluation of future winner liabilities. The value of the liability (and related jackpot expense) increases when rates decline because it increases the cost to fund the liability. Conversely, when rates increase, jackpot liabilities are reduced as it costs less to fund the liability. Our results may be materially affected by significant changes in interest rates.

Our jackpot liabilities decreased to $425.0 million at September 30, 2013 compared to $481.0 million at September 30, 2012. Consolidated jackpot expense totaled $77.0 million in 2013, $97.5 million in 2012, and $105.2 million in 2011. The decline in jackpot expense for 2013 resulted primarily from lower play levels, variations in slot play, and decreased WAP units in our installed base.

BUSINESS SEGMENT RESULTS, earlier in this MDA, provides additional details regarding the fluctuation in jackpot expense. Note 1 summarizes our accounting policies related to jackpot liabilities and expense.

Inventory and Gaming Operations Equipment

The determination of obsolete or excess inventory requires us to estimate the future demand for our products within specific time horizons, generally one year or less. If we experience a significant unexpected decrease in demand for our products or a higher occurrence of inventory obsolescence because of changes in technology or customer requirements, we would recognize additional obsolescence charges.

Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times versus the risk of inventory obsolescence because of changing technology and customer requirements. Inventories totaled $90.1 million at September 30, 2013 and $92.9 million at September 30, 2012.

We also estimate salvage values and useful lives for our gaming operations equipment. Trends in market demand and technological obsolescence may require us to record additional asset charges which would negatively impact gross profit and operating results.

Income Taxes (See Notes 1 and 14)

We conduct business globally and are subject to income taxes in US federal, state, local, and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain tax positions, and income tax payments.

We record deferred tax assets and liabilities based on temporary differences between the financial reporting and tax basis of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The ability to realize the deferred tax assets is evaluated through the forecasting of taxable income in each jurisdiction, using historical and projected future operating results, the reversal of existing temporary differences and the availability of tax planning strategies. Net deferred tax assets totaled $239.5 million at September 30, 2013 and $200.1 million at September 30, 2012.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Changes in tax laws, enacted tax rates, geographic mix or estimated annual taxable income could change our valuation of deferred tax assets and liabilities, which in turn impacts our tax provision. We carefully monitor many factors including the impact of current economic conditions in our valuation of deferred tax assets. At September 30, 2013, our total valuation allowance of $63.2 million primarily consisted of investment write-downs, capital losses, net operating losses and foreign deferred assets. The related deferred tax assets are not expected to be fully realized because we cannot conclude that it is more likely than not that we will earn income of the specific character required to utilize these assets before they expire.

In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We are required to recognize uncertain tax positions taken or expected to be taken in a tax return, when they are "more likely than not" to be sustained upon examination. This assessment further presumes that tax authorities evaluate the technical merits of transactions individually with full knowledge of all facts and circumstances surrounding the issue. The amount recognized in the financial statements is the largest benefit that we believe is more than 50% likely of being realized upon settlement. Changes in facts or information, as well as the expiration of statutes of limitations and/or settlements with tax jurisdictions, may result in material adjustments to these estimates in the future.

Our income tax provision will be impacted to the extent the final outcome of these tax positions differs from the amounts recorded. At September 30, 2013, our unrecognized tax benefits totaled $109.2 million, of which $80.8 million would impact the effective tax rate if recognized. At September 30, 2012, our unrecognized tax benefits totaled $111.5 million, of which $79.2 million would impact the effective tax rate if recognized. Our 2013 tax provision was positively impacted by tax benefits related to the manufacturer's deduction and the R&D tax credit.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We use derivative financial instruments to manage certain foreign currency exchange and interest rate risk. The primary business objective of our hedging program, as defined in our corporate risk management policy, is to minimize the impact to our financial results from currency transaction remeasurement and other specified economic exposures. We enter into derivative financial instruments with high-credit quality counterparties and diversify our positions among such counterparties to reduce our exposure to credit losses. We are not party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes.

Foreign Currency Risk

We routinely use forward exchange contracts to minimize our market risk exposure related to our monetary assets and liabilities denominated in nonfunctional foreign currencies. The primary business objective of our economic hedging program is to minimize the impact to earnings from changes in foreign exchange rates. These hedging instruments are subject to fluctuations in value that are generally offset by the value of the underlying exposures being hedged. Counterparties to our agreements are major commercial banks.

We also hedge significant investments denominated in foreign currency with forward exchange contracts to protect the US dollar value of our investment. In addition, from time to time, we may enter into forward exchange contracts to establish with certainty the US dollar amount of future firm commitments denominated in a foreign currency.

Hedging

The notional amount of forward contracts hedging our net foreign currency exposure related to our monetary assets and liabilities denominated in nonfunctional currency totaled $91.9 million at September 30, 2013 and $34.1 million at September 30, 2012. Changes in foreign exchange rates upon which these foreign exchange contracts are based result in exchange gains and losses. Generally, contract gain or loss should be offset by gain or loss on the underlying monetary exposures.

Translation

As currency rates change, translation of our foreign currency functional operations into US dollars affects year-over-year equity comparability. We do not generally hedge translation risk because cash flows from our international operations are typically reinvested locally. Currency exchange rates with the most significant impact to our translation include the British pound, Australian dollar, Euro, South African rand, and Canadian dollar. Disregarding that rates can move in opposite directions resulting in offsetting gains and losses, we estimate a 10% change in exchange rates overall would have impacted our reported equity by approximately $11.5 million at September 30, 2013 and $12.5 million at September 30, 2012.

Interest Rate Risk

Costs to fund jackpot liabilities

Fluctuations in prime, treasury and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots and corresponding gaming operations gross profit. If interest rates decline, jackpot cost increases and gross profit decreases. We estimate a hypothetical decline of 100 bps in applicable interest rates would have reduced our gross profit by approximately $17.0 million in 2013 and $15.4 million in 2012. We do not manage this exposure with derivative financial instruments.

Domestic Credit Facility

Fluctuations in LIBOR directly impact interest costs related to our domestic credit facility. We estimate a hypothetical increase of 100 bps in LIBOR would have increased our interest expense for 2013 by approximately $0.5 million and $0.7 million in 2012. We do not manage this exposure with derivative financial instruments. See Note 12 for additional information about our domestic credit facility.

Convertible Debt

The fair value of our convertible debt is affected by changes in the price of IGT stock and changes in interest rates. The fair value of convertible instruments generally increases and decreases directionally with like movements in stock price and increases with stock price volatility. The fair value of fixed rate instruments increase as interest rates fall and decreases as interest rates rise. As we do not record our debt at fair value, changes in interest or stock price have no material effect on our financial position, cash flows or results of operations.

The face value of our convertible Notes (liability and equity components) totaled $850.0 million at September 30, 2013 and 2012; fair value totaled $937.1 million at September 30, 2013 and $888.3 million at September 30, 2012. See Note 12 for additional information about our convertible Notes.

Bonds and Related Swaps

We use interest rate swap derivatives to diversify our debt portfolio between fixed and variable rate instruments. The amount and term of each swap is matched with all or a portion of outstanding principal and remaining term of a specific obligation. Our swaps exchange fixed rates for variable rates without an exchange of the notional amount upon which they are based. The swaps effectively converted fixed rate interest to variable rate based on the one-month and six-month LIBOR, reducing our effective rate on the bonds hedged for the years ended September 30, 2013 and 2012. See Notes 11 and 12 for additional information about our bonds and related swaps.

7.5% Bonds and Swaps

At September 30, 2013, the carrying value of the bonds, net of discount, totaled $498.2 million, and the fair value totaled $581.1 million; the swap bond adjustment was carried at its fair value of $48.4 million. At September 30, 2012, the carrying value of the bonds, net of discount, totaled $497.9 million, and the fair value totaled $598.4 million; the swap bond adjustment was carried at its fair value of $77.0 million.

5.5% Bonds and Swaps

At September 30, 2013, the carrying value of the bonds, net of discount, totaled $299.1 million, and the fair value totaled $320.0 million; the swap bond adjustment was carried at its fair value of $22.6 million. At September 30, 2012, the carrying value of the bonds, net of discount, totaled $299.0 million, and the fair value totaled $328.7 million; the swap bond adjustment was carried at its fair value of $42.5 million.

5.35% Bonds

At September 30, 2013, the carrying value of the bonds, net of discount, totaled $497.9 million, and the fair value totaled $508.4 million. See Note 11 and Note 12 for additional information about these bonds and related treasury interest rate lock derivatives.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

International Game Technology:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of cash flows and of total equity present fairly, in all material respects, the financial position of International Game Technology and its subsidiaries at September 30, 2013 and September 30, 2012 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in *Internal Control - Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, CA
November 26, 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended September 30,	2013	2012	2011
Revenues			
Gaming operations	$ 991.4	$ 1,040.0	$ 1,036.5
Product sales	1,085.2	966.8	883.9
Interactive	265.0	143.9	36.6
Total revenues	2,341.6	2,150.7	1,957.0
Costs and operating expenses			
Cost of gaming operations	374.3	405.7	403.9
Cost of product sales	520.2	444.5	396.7
Cost of interactive	102.7	62.9	18.0
Selling, general and administrative	460.4	410.4	353.3
Research and development	235.0	217.0	194.7
Depreciation and amortization	77.4	76.9	69.7
Contingent acquisition-related costs	73.9	69.1	-
Impairment	3.6	42.5	15.8
Total costs and operating expenses	1,847.5	1,729.0	1,452.1
Operating income	494.1	421.7	504.9
Other income (expense)			
Interest income	44.4	45.3	51.2
Interest expense	(123.4)	(122.2)	(130.8)
Other	(12.8)	(2.0)	2.6
Total other income (expense)	(91.8)	(78.9)	(77.0)
Income from continuing operations before tax	402.3	342.8	427.9
Income tax provision	129.6	93.1	135.6
Income from continuing operations	272.7	249.7	292.3
Loss from discontinued operations, net of tax	-	(3.8)	(8.7)
Net income	$ 272.7	$ 245.9	$ 283.6
Other comprehensive income (loss)			
Foreign currency translation adjustment	(4.3)	13.4	(19.1)
Unrealized gain (loss), net of tax	8.0	(0.1)	(0.4)
Comprehensive income	$ 276.4	$ 259.2	$ 264.1
Basic earnings (loss) per share			
Continuing operations	$ 1.04	$ 0.86	$ 0.98
Discontinued operations	-	(0.01)	(0.03)
Net income	$ 1.04	$ 0.85	$ 0.95
Diluted earnings (loss) per share			
Continuing operations	$ 1.03	$ 0.86	$0.97
Discontinued operations	-	(0.01)	(0.03)
Net income	$ 1.03	$ 0.85	$ 0.94
Cash dividends declared per share	$0.34	$0.24	$0.24
Weighted average shares outstanding			
Basic	262.6	288.8	298.2
Diluted	265.2	290.4	299.8

See Accompanying Notes

CONSOLIDATED BALANCE SHEETS

September 30,	2013	2012
(In millions, except par value)		
Assets		
Current assets		
Cash and equivalents	$ 713.3	$ 206.3
Investment securities	28.8	-
Restricted cash and investment securities	64.9	79.7
Restricted cash and investment securities of VIEs	2.1	2.2
Jackpot annuity investments	44.1	46.9
Jackpot annuity investments of VIEs	12.4	13.3
Accounts receivable, net	348.6	346.6
Current maturities of contracts and notes receivable, net	229.3	218.2
Inventories	90.1	92.9
Deferred income taxes	111.1	96.7
Other assets and deferred costs	131.3	160.5
Total current assets	1,776.0	1,263.3
Property, plant and equipment, net	483.9	555.7
Jackpot annuity investments	234.5	252.3
Jackpot annuity investments of VIEs	34.1	43.4
Contracts and notes receivable, net	165.6	139.3
Goodwill	1,471.1	1,469.7
Other intangible assets, net	130.6	193.4
Deferred income taxes	128.8	106.5
Other assets and deferred costs	188.2	261.5
Total Assets	$ 4,612.8	$ 4,285.1
Liabilities and Shareholders' Equity		
Liabilities		
Current liabilities		
Short-term debt	$ 826.6	$ -
Accounts payable	110.0	87.5
Jackpot liabilities, current portion	131.7	152.4
Accrued employee benefits	40.2	43.7
Accrued income taxes	7.8	8.1
Dividends payable	25.9	16.0
Other accrued liabilities	366.3	322.6
Total current liabilities	1,508.5	630.3
Long-term debt	1,366.3	1,846.4
Jackpot liabilities	293.3	328.6
Other liabilities	190.6	282.0
Total Liabilities	3,358.7	3,087.3
Commitments and Contingencies		
Shareholders' Equity		
Common stock: $.00015625 par value; 1,280.0 shares authorized; 271.4 and 343.5 issued; 256.2 and 266.1 outstanding	-	0.1
Additional paid-in capital	1,433.1	1,585.1
Treasury stock at cost: 15.2 and 77.4 shares	(274.9)	(1,332.9)
Retained earnings	87.7	941.0
Accumulated other comprehensive income	8.2	4.5
Total Equity	1,254.1	1,197.8
Total Liabilities and Shareholders' Equity	$ 4,612.8	$ 4,285.1

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30, (In millions)	2013	2012	2011
Operating			
Net income	$ 272.7	$ 245.9	$ 283.6
Adjustments:			
Depreciation and amortization	231.6	240.3	226.2
Acquisition-related contingent earn-out costs	35.0	27.5	-
Discounts and deferred issuance costs	45.0	41.2	41.7
Share-based compensation	39.4	33.2	40.7
Net loss on disposal and impairment	3.6	40.6	31.3
Excess tax benefits from employee stock plans	(2.5)	(2.4)	(3.2)
Other non-cash items	7.3	(16.9)	(5.3)
Changes in operating assets and liabilities, excluding acquisitions:			
Receivables	(93.1)	(101.1)	(39.5)
Inventories	14.2	(11.7)	9.6
Accounts payable and accrued liabilities	(33.6)	53.8	(11.9)
Jackpot liabilities	(73.6)	(47.5)	(84.6)
Income taxes, net of employee stock plans	(24.6)	(38.4)	101.6
Other assets and deferred costs	28.6	(18.0)	22.2
Settlement of treasury lock contracts	12.6	-	-
Net operating cash flows	462.6	446.5	612.4
Investing			
Capital expenditures	(127.8)	(208.7)	(205.1)
Proceeds from assets sold	24.6	33.1	12.8
Purchases of investment securities	(28.8)	-	-
Jackpot annuity investments, net	48.6	51.8	60.7
Changes in restricted cash	14.9	10.7	14.4
Loans receivable cash advanced	-	(0.8)	(0.5)
Loans receivable payments received	32.4	29.8	29.6
Proceeds from discontinued operations sold	-	-	47.0
Proceeds from unconsolidated affiliates	-	9.2	28.7
Business acquisitions, net of cash acquired	-	(233.9)	(105.9)
Net investing cash flows	(36.1)	(308.8)	(118.3)
Financing			
Debt proceeds	617.9	280.0	95.0
Debt repayments	(260.0)	(140.0)	(195.0)
Debt issuance costs	(6.5)	-	(4.6)
Employee stock plan proceeds	27.5	13.3	32.4
Excess tax benefits from employee stock plans	2.5	2.4	3.2
Share repurchases	(190.5)	(475.2)	(50.1)
Noncontrolling interest acquired	-	(2.5)	-
Dividends paid	(79.0)	(70.6)	(71.7)
Acquisition-related contingent consideration	(27.9)	-	-
Net financing cash flows	84.0	(392.6)	(190.8)
Foreign exchange rates effect on cash and equivalents	(3.5)	1.2	(1.7)
Net change in cash and equivalents	507.0	(253.7)	301.6
Beginning cash and equivalents	206.3	460.0	158.4
Ending cash and equivalents	$ 713.3	$ 206.3	$ 460.0

See accompanying notes

SUPPLEMENTAL CASH FLOWS INFORMATION

Years Ended September 30,	2013	2012	2011
(In millions)			
Jackpot funding			
Change in jackpot liabilities	$ (73.6)	$ (47.5)	$ (84.6)
Jackpot annuity purchases	(11.6)	(10.8)	(4.7)
Jackpot annuity proceeds	60.2	62.6	65.4
Net change in jackpot annuity investments	48.6	51.8	60.7
Net jackpot funding	$ (25.0)	$ 4.3	$ (23.9)
Capital expenditures			
Property, plant and equipment	$ (21.9)	$ (43.8)	$ (14.1)
Gaming operations equipment	(105.5)	(162.4)	(189.2)
Intellectual property	(0.4)	(2.5)	(1.8)
Total	$ (127.8)	$ (208.7)	$ (205.1)
Payments			
Interest	$ 58.2	$ 61.4	$ 69.1
Income taxes	154.5	133.4	28.3
Acquisition-related retention bonuses	30.2	-	-
Acquisition-related contingent earn out consideration			
Operating cash flows	17.2	-	-
Financing cash flows	27.9	-	-
	$ 45.1	$ -	$ -
Non-cash investing and financing items:			
Accrued capital asset additions	$ 1.9	$ 1.5	$ -
Business acquisitions/purchase price adjustments			
Fair value of assets	$ -	$ 350.5	$ 131.3
Fair value of liabilities	-	116.6	25.4

Payments for acquisition-related contingent earn-out consideration

Amounts accrued as of the acquisition date are reflected in financing cash flows. Payments for amounts accrued subsequent to the acquisition date, in excess of amounts accrued as part of the purchase price allocation, are reflected in operating cash flows within changes in accounts payable and accrued liabilities.

Depreciation and amortization

Amounts reflected in operating cash flows are comprised of operating expenses shown separately on the income statements, plus those amounts included within cost of product sales, cost of gaming operations, cost of interactive, and discontinued operations.

See accompanying notes

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended September 30, *(In millions)*	2013	2012	2011
Common stock			
Shares issued:			
Beginning shares	343.5	341.9	339.1
Employee stock plans	2.9	1.6	2.8
Treasury stock retired	(75.0)	-	-
Ending shares	271.4	343.5	341.9
Ending balance	$ -	$ 0.1	$ 0.1
Additional paid-in capital			
Beginning balance	$ 1,585.1	$ 1,542.5	$ 1,473.7
Employee stock plan shares issued	23.7	9.4	25.0
Share-based compensation	39.4	33.2	43.8
Treasury stock retired	(215.1)	-	-
Ending balance	$ 1,433.1	$ 1,585.1	$ 1,542.5
Treasury stock			
Beginning balance	$ (1,332.9)	$ (855.2)	$ (802.0)
Shares repurchased	(190.5)	(475.2)	(50.1)
RSA forfeitures	(3.7)	(2.5)	(3.1)
Treasury stock retired	1,252.2	-	-
Ending balance	$ (274.9)	$ (1,332.9)	$ (855.2)
Retained earnings			
Beginning balance	$ 941.0	$ 763.8	$ 551.8
Dividends declared	(88.9)	(68.7)	(71.6)
Net income	272.7	245.9	283.6
Treasury stock retired	(1,037.1)	-	-
Ending balance	$ 87.7	$ 941.0	$ 763.8
Accumulated other comprehensive income (loss)			
Beginning balance	$ 4.5	$ (8.8)	$ 10.7
Other comprehensive income (loss)	3.7	13.3	(19.5)
Ending balance	$ 8.2	$ 4.5	$ (8.8)
Noncontrolling interest			
Beginning balance	$ -	$ 2.4	$ -
Change in ownership	-	(2.4)	2.4
Ending balance	$ -	$ -	$ 2.4

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

Our consolidated financial statements include the accounts of International Game Technology, including all majority-owned or controlled subsidiaries and VIEs for which we are the primary beneficiary. All inter-company accounts and transactions have been eliminated. Our consolidated financial statements are prepared in accordance with SEC and US GAAP requirements on a basis consistent with the comparative periods and include all adjustments of a normal recurring nature necessary to fairly present our consolidated results of operations, financial position, and cash flows for all periods presented.

Fiscal Calendar

Our fiscal year is reported on a 52/53-week period ending on the Saturday nearest to September 30. For simplicity, fiscal periods in this report are presented using the calendar month end as outlined in the table below. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Fiscal Year	Ended		Weeks
	Actual	Presented as	
2013	September 28, 2013	September 30, 2013	52
2012	September 29, 2012	September 30, 2012	52
2011	October 1, 2011	September 30, 2011	52

Discontinued Operations

Prior period discontinued operations were reclassified in our income statements, but statements of cash flows were not recast. See Note 22.

Use of Estimates

We are required to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known trends in our company and the industry as a whole, and information available from other outside sources. Our estimates affect reported amounts for assets, liabilities, revenues, expenses, and related disclosures. Actual results may differ from initial estimates.

Related Party Transaction

On June 27, 2013, IGT entered into a settlement agreement with the members of the Ader Group (as defined below) in connection with the proxy contest relating to IGT's 2013 annual meeting of stockholders. Pursuant to the settlement agreement, the members of the Ader Group agreed to observe certain standstill provisions for the four-year period beginning on the date of the settlement agreement. In addition, the Ader Group and IGT agreed to a mutual release of claims in connection with, relating to, or resulting from the proxy contest. They also entered into mutual non-disparagement agreements. Furthermore, IGT agreed to reimburse the Ader Group for its documented out-of-pocket costs, fees, and expenses incurred in connection with the proxy contest, up to $2.5 million, which was paid in July 2013.

At the time of the transaction, Daniel B. Silvers was a member of both the IGT Board of Directors and the Ader Group, collectively comprised of Ader Investment Management LP, Ader Long/Short Fund LP, Doha Partners I LP, Ader Fund Management LLC, Ader Investment Management LLC, Jason N. Ader, Raymond J. Brooks, Jr., Charles N. Mathewson, Daniel B. Silvers, Laura T. Conover-Ferchak, Andrew P. Nelson, and Richard H. Pickup.

Revenue Recognition

We recognize revenues when all of the following have been satisfied:

- persuasive evidence of an arrangement exists
- the price to the customer is fixed and determinable
- delivery has occurred and any acceptance terms have been fulfilled
- collection is reasonably assured

Revenues are reported net of incentive rebates and discounts. Sales taxes and other taxes of a similar nature are presented on a net basis (excluded from revenues). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements (including WAP, CDS, stand-alone participation and flat fee), as well as other equipment leasing and rental.

WAP systems consist of linked slot machines located in multiple casino properties, connecting to an IGT central computer system. WAP games differ from all other games in that an IGT-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with IGT WAP machines pay a percentage of the coin-in (amounts wagered) for IGT services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of the IGT-sponsored progressive jackpots.

Revenues from CDS, stand-alone participation and other equipment leasing or rentals are recognized based on a percentage of the net win or on a fixed daily/monthly fee or rental basis.

Product Sales

Revenues from product sales include land-based gaming machines and non-machine gaming related equipment, systems, services, licensing and royalty fees, and component parts (including game theme and electronics conversion kits). Time-based licensing and maintenance fees are typically recognized ratably over the term of the agreement. Our credit sales terms are predominately 90 days or less. We also grant extended payment terms under contracts of sale secured by the related equipment sold, and these contracts are predominantly paid within their terms.

Interactive

Interactive revenues are generated from online social gaming and online real-money products and services.

Our North America based DoubleDown casino-style social gaming operation generates revenues from the sale of virtual casino chips to players that can be used within the *DoubleDown Casino®* for additional play or game enhancements. Revenues from player purchases are recognized ratably over the estimated average service period in which the chips are consumed based on historical data analysis. Because DoubleDown is the principal, responsible for substantially all aspects of the casino services and sale of virtual goods to the player, revenues are recorded on a gross basis. Payment processing fees paid to Facebook, Apple and Google on a revenue participation basis are recorded within cost of revenues. This determination is subject to judgment and may change depending on the circumstances surrounding the substance or nature of transactions.

IGTi refers to all other online and mobile gaming solutions collectively. IGTi encompasses real money wagering casino and mobile gaming systems infrastructure and applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win similar to gaming operations discussed above.

Multi-element Arrangements

The majority of our multiple element contracts are for some combination of machines, systems, license fees, maintenance, training, and other services. Revenues for individual deliverables are recognized when the relevant criteria for that element has been met.

Most of our products and services qualify as separate units of accounting. Terms of performance, cancellation, termination, or refunds in our multiple element contracts are similar to those for individual stand-alone deliverables. Arrangement consideration is allocated among multiple deliverables based on relative selling prices. In order of preference, relative selling prices are estimated based on VSOE, third-party evidence, or management's best estimate.

VSOE is determined by the net price charged for each deliverable when it is sold separately. VSOE for maintenance agreements is determined based on actual renewals sold. Third-party evidence is generally not available for our products because of their unique nature. When VSOE is not available, generally for new or highly customized offerings, the estimated selling price is the amount for which the product or service would be sold individually. Management's best estimate is made based on our standard pricing and discounting practices, which consider multiple factors, such as market conditions, competitive landscape, internal costs, and profit objectives.

Generally, revenues allocated to nonsoftware elements are recognized upon delivery and customer acceptance, and only revenues allocated to software elements can require deferral and recognition over a lease or license term.

Deferred Revenue

Deferred revenue consists of amounts billed after products are delivered or services rendered, but prior to meeting all of the criteria for revenue recognition. Complex systems and/or multi-element contracts may take several months to complete and our deferred revenues may increase as our products further evolve toward a more systems-centric environment.

Deferred revenues noted in the table below by balance sheet location related primarily to product sales where the installation is not yet complete or we are obligated to perform future services.

September 30,	2013	2012
Other accrued liabilities (current)	$ 31.0	$ 51.8
Other liabilities (noncurrent)	6.4	8.7
Total deferred revenues	$ 37.4	$ 60.5

Jackpot Accounting

Jackpot Liabilities and Expense

We incur jackpot expense and accrue jackpot liabilities with every wager on devices connected to an IGT WAP system. Only WAP games include IGT-sponsored jackpots for which IGT incurs jackpot expense. WAP games are a component of our *MegaJackpot®* premium branded units and comprised 16% of our total gaming operations installed base at September 30, 2013, 16% at September 30, 2012, and 17% at September 30, 2011. A portion of fees paid to IGT is used for the funding and administration of the IGT-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of revenues. Changes in estimated WAP jackpot liabilities and associated jackpot expense are attributable to regular analysis and evaluation of variations in the following factors:

- slot play (frequency of WAP jackpots and patterns of coin-in driving jackpot growth)
- volume (number of WAP units in service and levels of coin-in per unit)
- interest or discount rate movements
- the size of base WAP jackpots (startup amount) at initial setup or reset after a WAP win

Our WAP jackpots are generally payable in equal annual installments over 20 to 26 years or immediately in the case of instant win systems. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Discount rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Jackpot liabilities are comprised of payments due previous winners, as well as amounts due future winners of WAP jackpots not yet won. Previous winner liabilities for periodic payments are carried at the accreted cost of jackpot annuity investments in qualifying US government or agency securities used to fund future periodic payments. Liabilities due future winners are revalued and recorded at the present value of the amount carried on WAP meters for jackpots not yet won.

We estimate the present value of future winner liabilities using current market prime, treasury, or agency rates, weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, we estimate the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Restricted Cash and Investments

We are required by gaming regulation to maintain sufficient reserves in restricted accounts to be used for the purpose of funding payments to WAP jackpot winners. Restricted amounts are based primarily on the jackpot meters displayed to slot players and vary by jurisdiction. Compliance with restricted cash and investments requirements for jackpot funding is reported to gaming authorities in various jurisdictions. Additionally, restricted cash is maintained for online player deposits.

Jackpot Annuity Investments

Held to maturity for funding annual jackpot payments to previous winners, jackpot annuity investments are comprised of discounted qualifying US treasury or agency securities. With both the intent and ability to hold these investments to maturity, these investments are stated at cost plus interest accreted over the term of the security. Certain jurisdictions require regulatory approval for liquidation of these annuity investments.

WAP Systems Interest

Interest income accretion on jackpot annuity investments is offset by interest expense accretion on previous winner liabilities. WAP interest income and expense, included in other income (expense), accretes at approximately the same rate and varies depending on the amount of jackpots won and the number of winners electing periodic payments. WAP systems annuity investments' interest accretion totaled $17.8 million in 2013, $20.0 million in 2012, and $22.4 million in 2011. Interest income also includes earnings on other cash and short-term investments held within our WAP operations.

Share-based Compensation

SIP

Under our SIP, eligible employees and non-employee directors may be granted non-qualified and incentive stock options, restricted shares or stock appreciation rights. SIP grants may vest based on time of service or performance. Stock options are generally granted at an exercise price equal to the market price on the date of grant, with a 10-year contractual term. SIP grants generally vest over 3-5 years either in ratable annual increments or 100% at the end of the vesting period.

The amount, frequency, and terms of share-based awards vary based on competitive practices, operating results, and government regulations. New shares of IGT common stock are issued upon exercises of stock options, vesting of restricted share units, or restricted share grants. Since 2010, restricted share awards have been granted in the form of units without dividends and count as two shares against the balance of shares available for grant. Forfeitures occur primarily when employment is terminated prior to vesting.

ESPP

Under the ESPP, eligible employees are granted an option with a 12-month term to purchase a limited number of shares, exercisable the last day in February each year at 95% of the market price upon exercise. Eligible employees may participate in this plan through payroll deductions up to certain limits.

Measurement

Share-based compensation is measured at fair value on the grant date reduced for estimated forfeitures. We use historical data and projections to estimate expected employee behaviors related to option exercises and forfeitures. Share-based compensation is recorded over the applicable vesting period using the straight-line method for service-based awards and the accelerated method for performance-based awards.

The fair value of restricted share awards is based on the market price of IGT common stock on the grant date. We also use the Monte-Carlo simulation process to estimate the fair value on the grant date of the relative total shareholder return portion of awards that are based on a combination of operating performance targets and stock price modifiers. We estimate the fair value of stock option awards on the grant date using the Black-Scholes valuation model. Valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimate. Expected volatility and dividends are based on implied and historical IGT stock factors. Expected term represents the estimated weighted average time between grant and employee exercise. Risk free rate is based on US Treasury rates appropriate for the expected term. See Note 16.

Advertising Costs

Advertising costs are expensed as incurred. Amounts included in continuing operations totaled $68.2 million in 2013, $34.3 million in 2012, and $10.8 million in 2011. Increases since 2011 were primarily in correlation with social gaming revenue growth.

Research and Development

R&D is expensed as incurred because our products generally reach technological feasibility shortly before distribution. Employee related costs associated with product development are included in R&D costs. Certain R&D performed for specific customers is charged to cost of revenues with the related sale. Development costs related to software to be used only for services provided to customers is capitalized as internal-use software and amortized over its useful life within the costs of relevant revenues.

Income Taxes

Deferred tax assets and liabilities are recorded based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is "more likely than not" that some or all of it would not be realized.

Our provision for income taxes includes interest, penalties and reserves for uncertain tax positions. As required, uncertain tax positions taken or expected to be taken in a tax return are recognized when it is "more likely than not" to be sustained upon examination. A recognized tax position is recorded at the largest amount of benefit that had a "greater than 50% likelihood" of being realized upon settlement. See Note 14.

Earnings Per Share

EPS is computed using the weighted average number of common and potential shares outstanding. Restricted common shares granted with non-forfeitable rights to dividends are included as participating securities under the two-class method. Net income available to these participating securities is not significant. See Note 17.

Cash and Equivalents

In addition to cash deposits at major banks, cash and equivalents include other marketable securities with original maturities of 90 days or less, primarily in US Treasury-backed money market funds.

Investment Securities

Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). See Notes 3 and 10.

Customer Receivables and Financing

Allowances for Credit Losses

Allowances for credit losses related to accounts receivable and customer financing are recorded where collectability is uncertain. The adequacy of these allowances is evaluated on a quarterly basis, with consideration for a number of applicable factors, including customers' financial condition, historical customer collection experience, receivable aging, economic conditions, legal environment, and regulatory landscape.

Customer Financing

Our customer financing portfolio is comprised of two classes, contracts and notes. Contracts include extended payment terms granted to qualifying customers for periods from one to five years and are secured by the related products sold. Notes consist of development financing loans granted to select customers to assist in the funding of new or expanding gaming facilities, generally under terms of one to seven years and are secured by the developed property and/or other customer assets. Customer financing interest income is recognized based on market rates prevailing at issuance.

One of three categories of internally assigned risk grades (low, medium, and high) are assigned to each contract or note based on a number of factors, including customer size, type, financial condition, historical collection experience, accounts aging, credit agency ratings, and other industry trade reports. The high risk category includes most of our development financing loans in new markets and customers in regions with a history of currency or economic instability, such as South America. Many of our high risk loans are performing according to contract and did not warrant an allowance. Internally assigned risk grades on each contract and note are reevaluated quarterly.

When a scheduled payment is not received within 30 days of its due date, the past due customer financing is collectively evaluated for impairment (general allowance). When collectability becomes uncertain, due to events and circumstances such as bankruptcy and tax or legal issues that caused an adverse change in a customer's cash flows or financial condition, the financing is individually evaluated for impairment (specific allowance). The amount of specific allowance is determined based on an evaluation of the probability of collection. All changes in the net carrying amount of customer financing is recorded to bad debt provision or impairment.

When collection is deemed unlikely (typically at 50% allowance or greater) during our quarterly review, the contract or note is placed on nonaccrual status and interest income is recognized on a cash basis. Uncollectible contracts or notes are written off when all reasonable collection efforts are exhausted and it is determined that there is minimal chance of any kind of recovery, such as a customer property closure, bankruptcy restructuring or finalization, or other conditions that severely impacted customer ability to repay amounts owed.

Inventories

Inventories are stated at the lower of cost (approximate cost determined on the first-in, first-out method) or market value. We regularly assess inventory quantities for excess and obsolescence primarily based on forecasted product demand. See Note 6.

Property, Plant and Equipment

Property, plant and equipment is depreciated down to salvage value under the straight-line method. Maintenance and repairs are expensed as incurred and improvements are capitalized. Depreciation and asset charges related to gaming operations equipment are recorded to cost of revenues. Cash proceeds from gaming operations equipment subsequently converted to a sale are reflected in investing cash flows. See Note 7.

Goodwill and Other Intangible Assets

Finite-lived intangible assets are amortized over 1 to 9 years, reflecting the expected pattern in which the economic benefits of the assets will be consumed based on projected usage and revenues. When the pattern of economic benefit is not determinable, amortization is recorded under the straight-line method. Factors considered when assigning useful lives include legal, regulatory, and contractual provisions, as well as the effects of product obsolescence, demand, competition, and other economic factors.

Goodwill and other intangible assets not subject to amortization are assessed for impairment annually or more often if there are indicators of impairment. Our portfolio of finite-lived intangibles is evaluated regularly to determine if changes in circumstances indicated the carrying values may not be recoverable or a change in remaining useful life is needed. Indicators that could trigger an impairment review include detrimental changes in legal and regulatory factors, market conditions, or operational performance. Impairment is measured as the amount by with the carrying value exceeded the fair value and recognized as a component of operating income.

Other Assets

Other assets are comprised of deferred licensing rights and other expenses, investments in unconsolidated affiliates, uncertain tax positions, refundable deposits, and other miscellaneous receivables.

Deferred Licensing Rights

We pay royalty and license fees for the use of third-party trade names, celebrity likenesses, content, and other IP rights. Licensing rights and deferred fees are classified as current or non-current assets based on the estimated period of expected consumption related to forecasted distribution schedules. Amortization is generally based on the actual pattern of consumption or straight-line over the contract life when a pattern is not determinable. Certain contracts for IP rights called for payments contingent upon revenues generated. Unrealizable deferred rights are charged to cost of revenues, or to R&D if the product has not been released.

Investments in Unconsolidated Affiliates

The equity method of accounting is applied to investments in unconsolidated affiliates when we exercise significant influence, but did not control financial and operating decisions. Equity earnings of our unconsolidated affiliates are included in operating income because they are integral to our business operations. Equity method losses are not material to our financial statements and presented as a component of selling, general and administrative expenses.

Strategic investments in unconsolidated affiliates are presented apart from investment securities held for a return, in non-current other assets, or current other assets if we intend to sell in less than 12 months. Investments in unconsolidated affiliates not accounted for under the equity or cost methods are recorded as available-for-sale securities at fair value. Unrealized holding gains or losses are recorded in other comprehensive income, except those hedged with designated fair value foreign currency derivatives that are recognized in other income (expense). See Note 2.

Convertible Debt Instruments

The fair value of our convertible debt (see Note 12) is estimated using similar debt instruments at issuance that did not have a conversion feature and the residual fair value is allocated to an equity component that represents the estimated fair value of the conversion feature at issuance. This guidance is applied retrospectively to all outstanding convertible debt, with an adjustment to decrease long-term debt for the unamortized balance of the recast discount.

Financial Derivatives

We use derivative financial instruments to manage certain foreign currency exchange and interest rate risk. We execute derivative financial instruments with high credit quality counterparties and diversified our positions among such counterparties to reduce our exposure to credit losses.

Derivative financial instruments are recognized as fair value assets or liabilities. Accounting for changes in the fair value of derivatives depends on the intended use and resulting designation. We are not party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes. Derivative financial instruments are recorded on a net basis with counterparties with a master netting arrangement. Unless otherwise noted, derivative gains or losses, including any ineffectiveness, are recognized in other income (expense). Cash flows from derivative instruments designated as fair value or cash flow hedges are classified in the same category as cash flows from the items being hedged. See Note 11.

Foreign Currency Hedging

We routinely use derivative financial instruments to minimize our market risk exposure related to monetary assets and liabilities denominated in nonfunctional foreign currencies. The primary business objective of our hedging program is to minimize the impact to earnings from changes in foreign exchange rates. These hedging instruments are subject to fluctuations in value that are generally offset by the value of the underlying exposures being hedged. Counterparties to our agreements are major commercial banks. These forward exchange contracts are not designated hedges.

Significant investments denominated in foreign currency are also hedged with forward exchange contracts to protect the US dollar value of the investment. As designated fair value hedges, these derivative gains or losses are recorded together with the offsetting gains or losses on the change in the investment's fair value attributable to foreign currency rates. Time value is excluded from effectiveness testing.

Interest Rate Hedging

We use interest rate swap derivatives to diversify our debt portfolio between fixed and variable rate instruments. The amount and term of each swap is matched with all or a portion of outstanding principal and remaining term of a specific obligation. Our swaps exchanged fixed rates for variable rates without an exchange of the notional amount upon which they are based.

These swaps are designated fair value hedges because they protect against fair value changes related to interest rates on a portion of fixed rate borrowings. These derivative gains or losses are recorded together with the offsetting change in the fair value of the hedge-designated portion of fixed rate debt to other income (expense). Amounts receivable or payable under the swaps are net settled and recorded as a net receivable or payable with corresponding adjustments to interest expense.

Treasury Locks

We use interest rate lock derivatives to reduce exposure to fluctuations in the treasury yield component of the coupon of an anticipated debt issuance. These interest rate locks are designated cash flow hedges because they protect against variability in cash flows of future debt proceeds and coupon interest due to changes in treasury interest rates in advance of a planned debt issuance.

Changes in the fair value are recorded until settled as a current other asset or liability depending on whether the contracts are in a gain or a loss position. The fair value of the effective portion is reported in AOCI and the amount upon settlement is amortized over the life of the issued debt using the effective interest method. Ineffectiveness (measured as the excess change in fair value over the hypothetical expected change in fair value) is recorded in other non-operating expense.

Negotiated share repurchases

Share repurchases are used to increase shareholder value and to reduce outstanding share count dilution. Negotiated share repurchase transactions are used to achieve timing, cost, and volume objectives. Designed to combine the immediate share retirement benefits of a tender offer with the market impact and pricing benefits of a disciplined daily open market share repurchase program, an ASR guarantees repurchase of a large number of shares while limiting our price risk with a cap feature. The number of shares to be repurchased is generally based on the daily VWAP of our common stock during the transaction term, less a discount, subject to a cap.

Shares delivered before the transaction is closed are accounted for as treasury share repurchases that reduce the outstanding common shares used to calculate EPS. The final settlement provision is recorded as a forward contract within equity at the execution date with a zero fair value. Holdback amounts, if any, are recorded as APIC initially and reclassified to treasury stock as remaining shares are delivered. Upon final settlement, outstanding shares are adjusted to reflect the final number of shares delivered and additional amounts settled in cash from IGT, if any, are recorded to treasury stock. See Note 17.

Other Liabilities

Other liabilities are primarily comprised of uncertain tax positions, deferred revenue, customer deposits, accrued expenses, and deferred compensation.

Foreign Currency Translation and Remeasurement

For non-US dollar functional subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and income and expense accounts at the average exchange rates for the year. Resulting currency translation adjustments are recorded to accumulated other comprehensive income. Remeasurement gains and losses resulting from transactions executed in non-functional currency are recorded in other income (expense).

Fair Value Measurements

Fair value has been generally defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 - Quoted market prices in active markets for identical instruments
- Level 2 - Quoted market prices for similar instruments, using observable market based inputs or unobservable inputs corroborated by market data
- Level 3 - Unobservable inputs using our own assumptions when observable inputs are unavailable

The fair value of our financial assets and liabilities are described in more detail in Note 10, along with valuation methods and assumptions used to estimate fair value when quoted market prices are not available. Changes in assumptions or valuation methods can affect fair value estimates.

Treasury Stock Retirement

Treasury stock is periodically retired when approved by the Board of Directors. When treasury stock is retired, any excess of cost over par value is allocated between retained earnings and APIC. Amounts allocated to APIC are limited to the sum of both of the following:

- APIC arising from previous retirements and net gains on sales of treasury stock of the same
- the pro rata portion of APIC, voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue. For this purpose, any remaining APIC applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock

Recently Adopted Accounting Standards or Updates

Qualitative Impairment Assessment for Goodwill and Other Indefinite-Lived Intangibles

At the beginning of 2013, we adopted an ASU issued in September 2011 to simplify the annual goodwill impairment test by allowing an entity to first assess qualitative factors, considering the totality of events and circumstances, to determine that there is a greater than 50% likelihood that the carrying amount of a reporting unit is less than its fair value. If so, then the two-step impairment test is not required. We also adopted an ASU issued in July 2012 to simplify the impairment testing for other indefinite-lived intangibles in a similar fashion. The adoption of these ASUs did not have a material impact on our financial statements.

Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI)

In our 2013 second quarter, we adopted an ASU issued in February 2013 requiring disclosure about the reclassifications out of AOCI. For significant reclassifications out of AOCI to earnings in their entirety in the same reporting period, disclosure is required about the effect of the reclassifications on the respective line items on the income statement. This ASU was effective prospectively beginning with our second quarter ended March 31, 2013 and did not have a material impact on our financial statements.

Derivatives and Hedging: Inclusion of the Fed Funds Effective Swap Rate

In July 2013, the FASB issued an ASU permitting the Fed Funds Effective Swap Rate to be used as a US benchmark interest rate for hedge accounting purposes in addition to US Treasury and LIBOR. The amendment also removes the restriction on using different benchmark rates for similar hedges. We adopted this ASU in July 2013, effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013 and it did not have a material impact on our financial statements.

Recently Issued Accounting Standards or Updates—Not Yet Adopted

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward Exists

In July 2013, the FASB issued an ASU requiring the netting of unrecognized tax benefits against a deferred tax asset for a loss or other Carryforward that would apply in settlement of the uncertain tax position. This ASU will be effective for our 2015 first quarter and is not expected to have a material impact on our financial statements.

Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries

In March 2013, the FASB issued an ASU requiring the release of cumulative translation adjustment into net income when an entity either sells a part or all of its investment in or no longer holds a controlling financial interest in a foreign entity. This ASU will be effective prospectively for our 2015 first quarter and is not expected to have a material impact on our financial statements.

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued an ASU to require new disclosures for an entity that is jointly and severally liable to measure the obligation as the sum of the amount the entity has agreed with co-obligors to pay and any additional amount it expects to pay on behalf of a co-obligor. This ASU will be effective for our 2015 first quarter and is not expected to have a material impact on our financial statements.

Offsetting Assets and Liabilities

In December 2011, the FASB issued an ASU to require new disclosures associated with offsetting financial instruments and derivative instruments on the balance sheet that will enable users to evaluate the effect on an entity's financial position. In January 2013, the FASB issued an ASU to clarify the scope of disclosures about offsetting assets and liabilities. The scope of the new disclosures was narrowed to include derivatives, repurchase agreements and securities borrowing and lending that are offset or subject to an enforceable master netting arrangement or similar agreement. Both ASUs will be effective for our 2014 first quarter and are not expected to have a material impact on our financial statements.

2. VARIABLE INTERESTS AND AFFILIATES

Variable Interest Entities

New Jersey Trusts

New Jersey regulation requires that annuitized WAP jackpot payments to winners be administered through an individual trust set up for each WAP system. These trusts are VIEs and IGT is the primary consolidating beneficiary, because these VIE trusts are designed for the sole purpose of administering jackpot payments for IGT WAP winners and IGT guarantees all liabilities of the trusts. The assets of these consolidated VIEs can only be used to settle trust obligations and have been segregated on our balance sheet.

The consolidation of these VIEs primarily increases jackpot liabilities and related assets, as well as interest income and equivalent offsetting interest expense. Consolidated VIE trust assets and equivalent liabilities totaled $48.6 million at September 30, 2013 and $58.9 million at September 30, 2012.

Latin America Distributor

In March 2012, we contracted with a third party distributor in Latin America to sell IGT products. The distributor is a VIE as it is unable to finance its activities without additional support from IGT; however, the distributor was not consolidated because IGT does not have contractual or implied control. Under the agreement, our maximum exposure at September 30, 2013 consisted of $0.5 million in note financing provided for operating costs and contract financing under a revolving line of credit of $13.0 million for IGT product purchases.

Revenues recognized related to this distributor totaled $11.1 million for the year ended September 30, 2013, and $4.4 million for the year ended September 30, 2012. Contracts and notes receivable due from this distributor totaled $11.3 million at September 30, 2013 ($8.6 million current and $2.7 million non-current).

Investments in Unconsolidated Affiliates

In May 2007, we entered into a strategic business arrangement with CLS, a public company listed on the Growth Enterprise Market of the Hong Kong Exchange, to explore opportunities in the China lottery market. As part of this arrangement, we invested $72.0 million in CLS unsecured convertible notes due May 31, 2015 and $33.6 million for approximately 5% of the outstanding ordinary shares of CLS.

In connection with changes in our China strategy in 2010, the notes were restructured for an immediate payment of $39.8 million and a new non-interest bearing convertible note of HK$166.3 million ($21.4 million), resulting in an impairment loss of $20.5 million. The new note was paid in two installments of $12.2 million in September 2011and $9.2 million in May 2012. The outstanding shares of CLS were sold in 2011 for net proceeds of $16.5 million and a gain of $4.3 million, after 2008 losses recognized of $21.4 million.

3. INVESTMENT SECURITIES

We place short-term investments in high credit quality financial institutions and in short-duration high-quality securities. With the exception of US Government and Agency securities, our short-term investment policy limits the amount of credit exposure in any one financial institution, industry group, or type of investment. Cash on deposit is held primarily in money market funds and may be in excess of Federal Deposit Insurance Corporation limits.

At September 30, 2013, we held investments recorded at fair value of $28.8 million in debt securities with various maturities of less than four months, and there was no unrealized gain or loss.

4. RECEIVABLES

See Note 1 for information about our receivables accounting policies.

Allowances For Credit Losses

September 30,	2013	2012	2011
Accounts Receivable:			
Beginning balance	$ 19.1	$ 17.6	$ 24.6
Charge-offs	(3.1)	(2.8)	(10.7)
Recoveries	0.1	1.1	0.1
Provisions	6.2	3.2	3.6
Ending balance	$ 22.3	$ 19.1	$ 17.6
Customer Financing:			
Beginning balance	$ 72.8	$ 71.4	$ 78.4
Charge-offs	-	(10.4)	(9.3)
Recoveries	-	-	-
Provisions	5.7	11.8	2.3
Ending balance	$ 78.5	$ 72.8	$ 71.4
Current	$ 67.7	$ 51.6	$ 41.7
Non-current	$ 10.8	$ 21.2	$ 29.7

Other Customer Financing Information

Estimated future collections	2014	2015	2016	2017	2018	Thereafter	Total
Notes	$ 27.7	$ 1.0	$ -	$ -	$ -	$ -	$ 28.7
Contracts	201.6	101.2	42.3	19.5	1.6	-	366.2
	$ 229.3	$ 102.2	$ 42.3	$ 19.5	$ 1.6	$ -	$ 394.9

Periods Ended September 30,	2013	2012
Recorded Investment: Principal and interest due, net of deferred interest and fees of:	$ 7.0	$ 8.1
Individually evaluated for impairment	$ 82.4	$ 123.2
Collectively evaluated for impairment	391.0	307.1
Total	$ 473.4	$ 430.3
Allowances for Credit Losses		
Individually evaluated for impairment	$ 63.4	$ 59.9
Collectively evaluated for impairment	15.1	12.9
Total	$ 78.5	$ 72.8

Age Analysis of Recorded Investment	September 30, 2013			September 30, 2012		
	Contracts	Notes	Total	Contracts	Notes	Total
Past Due:						
1-29 days	$ 18.4	$ 1.5	$ 19.9	$ 6.6	$ -	$ 6.6
30-59 days	5.1	1.4	6.5	6.0	1.4	7.4
60-89 days	4.5	1.3	5.8	1.4	1.4	2.8
Over 90 days	16.1	54.9	71.0	6.3	40.0	46.3
Total past due	$ 44.1	$ 59.1	$ 103.2	$ 20.3	$ 42.8	$ 63.1
Total current (2)	339.1	31.1	370.2	288.1	79.1	367.2
Grand total	$ 383.2	$ 90.2	$ 473.4	$ 308.4	$ 121.9	$ 430.3
Over 90 days and accruing interest	$ -	$ 1.3	$ 1.3	$ 1.4	$ 0.3	$ 1.7
Nonaccrual status (not accruing interest)	13.5	76.2	89.7	13.8	75.0	88.8

(2) *includes impaired Alabama note of $18.8 million in 2013 and $35.0 million in 2012 (see Note 20)*

Recorded Investment by Credit Quality Indicator Using Credit Profile by Internally Assigned Risk Grade

	September 30, 2013			September 30, 2012		
	Contracts	Notes	Total	Contracts	Notes	Total
Low	$ 126.1	$ -	$ 126.1	$ 87.8	$ -	$ 87.8
Medium	100.2	0.1	100.3	68.3	0.2	68.5
High (3)	156.9	90.1	247.0	152.3	121.7	274.0
Total recorded investment	$ 383.2	$ 90.2	$ 473.4	$ 308.4	$ 121.9	$ 430.3

(3) *includes $75.0 million of impaired Alabama note receivable (see Note 20)*

Impaired loans	September 30, 2013			September 30, 2012		
	Contracts	Notes	Total	Contracts	Notes	Total
Recorded investment	$ 5.7	$ 75.0	$ 80.7	$ 2.5	$ 75.0	$ 77.5
Unpaid principal face	5.8	75.0	80.8	2.5	75.0	77.5
Related allowance	2.6	60.8	63.4	1.4	58.5	59.9
Average recorded investment	4.1	75.0	79.1	3.9	79.5	83.4

Interest income recognized on impaired contracts totaled $0.5 million (accrual basis) in 2013 and zero in 2012.

5. CONCENTRATIONS OF CUSTOMER CREDIT RISK

Receivables By Legal Gaming Region At September 30, 2013

Nevada	13 %	Argentina	15 %
Illinois	6	Europe	7
Other (less than 4% individually)	35	Australia	6
North America	54 %	Mexico	6
		Other (less than 4% individually)	12
		International	46 %

6. INVENTORIES

September 30,	2013	2012
Raw materials	$ 51.2	$ 48.8
Work-in-process	2.7	2.4
Finished goods	36.2	41.7
Total	$ 90.1	$ 92.9

7. PROPERTY, PLANT AND EQUIPMENT

September 30,	2013	2012	Useful Lives
			(years)
Land	$ 61.2	$ 62.7	
Buildings	231.3	236.7	40
Leasehold improvements	16.4	15.3	1-10
Machinery, furniture and equipment	309.0	287.9	3-10
Gaming operations equipment	785.9	813.5	2-5
Total	1,403.8	1,416.1	
Less accumulated depreciation	(919.9)	(860.4)	
Property, plant and equipment, net	$ 483.9	$ 555.7	

Depreciation expense totaled $168.5 million in 2013, $177.4 million in 2012, and $177.1 million in 2011.

8. GOODWILL AND OTHER INTANGIBLES

Goodwill

Activity By Segment	North America	International	Total
2012			
Beginning balance	$ 1,042.8	$ 188.6	$ 1,231.4
Acquisitions (see Note 21)	232.8	-	232.8
Foreign currency	-	5.5	5.5
Ending balance	1,275.6	194.1	1,469.7
2013			
Purchase price adjustment	(0.2)	-	(0.2)
Foreign currency	-	1.6	1.6
Ending balance	$ 1,275.4	$ 195.7	$ 1,471.1

Other Intangibles

Ending Balances	September 30, 2013 Cost	September 30, 2013 Accumulated Amortization	September 30, 2013 Net	September 30, 2012 Cost	September 30, 2012 Accumulated Amortization	September 30, 2012 Net
Patents	$ 376.1	$ 334.1	$ 42.0	$ 379.6	$ 310.7	$ 68.9
Developed technology	129.1	79.9	49.2	131.9	68.3	63.6
Contracts	20.1	18.6	1.5	23.9	21.1	2.8
Reacquired rights	14.7	5.2	9.5	14.7	3.5	11.2
Customer relationships	61.2	40.1	21.1	61.1	23.9	37.2
Trademarks	12.5	5.2	7.3	12.5	2.8	9.7
Total	$ 613.7	$ 483.1	$ 130.6	$ 623.7	$ 430.3	$ 193.4

Aggregate Amortization	Actual 2013	Actual 2012	Actual 2011	Estimated 2014	Estimated 2015	Estimated 2016	Estimated 2017	Estimated 2018
	$63.1	$62.9	$49.1	$52.0	$36.1	$22.0	$10.2	$5.2

9. JACKPOT INVESTMENTS AND LIABILITIES

See Note 10 for information about carrying values, fair values and unrealized gains and losses.

Jackpot Investments

As of September 30, 2013, these securities mature through 2038, with accreted interest, as follows:

Within 1 year	2-5 years	6-10 years	Thereafter	Total
$ 56.5	$ 175.3	$ 117.6	$ 69.2	$ 418.6

Jackpot Liabilities

September 30,	2013	2012
Payments due previous winners	$ 422.0	$ 466.4
Payments due future winners	94.3	120.9
Unamortized discounts	(91.3)	(106.3)
Total jackpot liabilities	$ 425.0	$ 481.0

Future jackpot payments due	2014	2015	2016	2017	2018	Thereafter	Total
Previous winners	$ 59.7	$ 52.6	$ 47.5	$ 40.6	$ 34.3	$ 187.3	$ 422.0
Future winners	72.0	11.1	0.6	0.6	0.6	9.4	94.3

10. FAIR VALUE MEASUREMENTS

Financial Assets (Liabilities) Carried at Fair Value

	Fair Value	Level 1	Level 2	Level 3
September 30, 2013				
Money market funds	$ 168.0	$ 168.0	$ -	$ -
Investment securities	28.8	-	28.8	-
Derivative assets	67.0	-	67.0	-
Derivative liabilities	(72.2)	-	(72.2)	-
Acquisition contingent consideration payable	(106.4)	-	-	(106.4)
September 30, 2012				
Money market funds	$ 77.0	$ 77.0	$ -	$ -
Derivative assets	118.2	-	118.2	-
Derivative liabilities	(119.7)	-	(119.7)	-
Acquisition contingent consideration payable	(116.4)	-	-	(116.4)

Valuation Techniques and Balance Sheet Presentation

Money market funds were primarily money market securities valued based on quoted market prices in active markets.

Investment securities were commercial paper debt securities valued based on quoted market prices for similar instruments, using observable market based inputs. See Note 3.

Derivative assets and liabilities were valued using quoted forward pricing from bank counterparties, LIBOR credit default swap rates for non-performance risk, forward yields for the 10-year treasury sourced from Bloomberg, and net settlement amounts where appropriate. These are presented primarily as components of other assets, other liabilities, notes payable, and AOCI. See Note 11.

Acquisition contingent consideration payable related to earn-out for DoubleDown, acquired in January 2012, and was dependent on reaching certain earnings targets (see Note 21). It was valued with a DCF model applied to the expected payments determined based on probability-weighted internal earnings projections. We applied a rate of probability (5% - 75%) to each outstanding scenario, as well as a risk-adjusted discount rate of 18%, to derive the estimated fair value at September 30, 2013. Changes in the projections and/or the probabilities are the most significant assumptions and result in directionally similar changes in the fair value. Discount rate changes cause a directionally opposite change in the fair value.

The acquisition contingent consideration payable was presented as a component of other liabilities, $57.6 million current and $48.8 million noncurrent at September 30, 2013 versus $42.8 million current and $73.6 million noncurrent at September 30, 2012. Earn-out consideration of $45.0 million (excluding payroll taxes) was paid during 2013 for earnings targets met by DoubleDown during calendar 2012. During 2013, an increase of $35.0 million to the earn-out payable fair value was recorded to contingent acquisition-related costs on the income statement, along with $37.9 million for accrued retention plan compensation. Changes in fair value at September 30, 2013 were primarily due to higher earnings projections and the time-value of money.

Reconciliation of Items Carried at Fair Value Using Significant Unobservable Inputs (Level 3)

Years Ended September 30,	2013	2012		2011
	Acquisition Contingent Consideration Payable	Investments in Unconsolidated Affiliates	Acquisition Contingent Consideration Payable	Investments in Unconsolidated Affiliates
Beginning balance	$ (116.4)	$ 9.3	$ -	$ 21.3
Gain (loss) included in:				
Other income (expense) - other	-	(0.7)	-	(2.1)
Other comprehensive income	-	-	-	0.1
Issuances	-	-	(88.9)	-
Accretion (interest and fair value adjustment)	(35.0)	0.6	(27.5)	2.2
Settlements	45.0	(9.2)	-	(12.2)
Ending balance	$ (106.4)	$ -	$ (116.4)	$ 9.3
Net change in unrealized gain (loss) included in earnings related to instruments still held	$ -	$ -	$ -	$ (2.1)

Financial Assets (Liabilities) Not Carried at Fair Value

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Unrealized Gain (Loss)
September 30, 2013						
Jackpot investments	$ 325.1	$ 366.3	$ 366.3	$ -	$ -	$ 41.2
Contracts & notes receivable	394.9	388.3	-	-	388.3	(6.6)
Jackpot liabilities	(425.0)	(425.2)	-	-	(425.2)	(0.2)
Debt	(2,121.9)	(2,346.6)	(2,346.6)	-	-	(224.7)
September 30, 2012						
Jackpot investments	$ 355.9	$ 422.0	$ 422.0	$ -	$ -	$ 66.1
Contracts & notes receivable	357.5	353.5	-	-	353.5	(4.0)
Jackpot liabilities	(481.0)	(503.0)	-	-	(503.0)	(22.0)
Debt	(1,726.9)	(1,955.4)	(1,815.4)	(140.0)	-	(228.5)

Valuation Techniques and Balance Sheet Presentation

Jackpot investments were valued based on quoted market prices.

Contracts and notes receivable were valued using DCF, incorporating expected payments and market interest rates relative to the credit risk of each customer (low 7.5%, medium 8%, high 9.5% - 11.25%). Credit risk is determined on a number of factors, including customer size, type, financial condition, historical collection experience, account aging, and credit ratings derived from credit reporting agencies and other industry trade reports. Contracts are secured by the underlying assets sold and notes are secured by the developed property and/or other assets. The high risk category includes most of our development financing loans in new markets and customers in regions with a history of currency or economic instability, such as Latin America. See Notes 4 and 5.

Jackpot liabilities were valued using DCF, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and IGT's nonperformance credit risk. Expected annuity payments over 1-25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (2.6%) for the estimated funding rate and the 10-year credit default swap rate (1.76%) for nonperformance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 1-year treasury yield curve rate (.08%) with the 1-year credit default swap rate (.17%) for the current amounts and the 2-year treasury yield curve rate (.32%) with the 2-year credit default swap rate (.35%) for noncurrent amounts. Significant increases (decreases) in any of these inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in nonperformance credit risk.

The majority of our debt was level 1 and valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in an active market. Outstanding borrowings under our revolving credit facility were level 2 and fair value was determined using DCF of expected payments at current borrowing rates. Carrying values in the table excluded swap adjustments and equity components of convertible debt.

Level 3 Valuation Process

Our valuation policies and procedures are determined by the Accounting Department, which ultimately reports to the Chief Financial Officer, in coordination with appropriate business asset owners and third-party valuation services when needed. Changes in fair value and methods for calibration, back testing, and other testing procedures of pricing models are evaluated through analytical review by managers of the responsible Accounting Department quarterly, by the Global Controller at inception and periodically with significant changes. Material valuations are discussed with the Audit Committee at inception and periodically if changes are significant or if impairment charges are recorded. Third-party information is evaluated for consistency with the FASB ASC for fair value measurement through analytical review and in-depth discussions with a variety of valuation experts.

Unobservable inputs are used only to the extent that observable inputs are not available and reflect management assumptions that cannot be corroborated with observable market data about what market participants would use in pricing the asset or liability, including assumptions about risk. Our unobservable inputs consist primarily of expected cash flows, stock price volatility, and other rates derived through extrapolation or interpolation. These inputs are developed based on the best information available, including trends deduced from available historical information and future expectations, using company specific data and market or industry published data. These inputs are validated for reasonableness by analytic comparison to other relevant valuation statistics whenever possible. Unobservable inputs depend on the facts and circumstances specific to a given asset or liability and require significant professional judgment.

11. FINANCIAL DERIVATIVES

Foreign Currency Hedging

The notional amount of foreign currency contracts hedging our exposure related to monetary assets and liabilities denominated in nonfunctional currency totaled $91.9 million at September 30, 2013 and $34.1 million at September 30, 2012.

Interest Rate Hedging

Swaps

In conjunction with our 7.5% Bonds issued in June 2009, we executed $250.0 million notional value of interest rate swaps that exchange 7.5% fixed interest payments for variable rate interest payments, at one-month LIBOR plus 342 bps, reset two business days before the 15th of each month. In April 2011, we additionally executed $250.0 million notional value interest rate swaps that exchange the remaining fixed interest payments on these bonds for variable rate interest payments, based on six-month LIBOR plus 409 bps, reset in arrears two business days before June 15 and December 15 each year. All of these swaps terminate on June 15, 2019.

In conjunction with our 5.5% Bonds issued in June 2010, we executed $300.0 million notional value of interest rate swaps that terminate on June 15, 2020. These swaps effectively exchange 5.5% fixed interest payments for variable rate interest payments, based on the six-month LIBOR plus 186 bps, reset in arrears two business days before June 15 and December 15 each year. These swaps terminate on June 15, 2020.

Our interest rate swaps are designated fair value hedges against changes in the fair value of a portion of their related bonds. Net amounts receivable or payable under our swaps settle semiannually on June 15 and December 15. Our assessments have determined that these interest rate swaps are highly effective.

Treasury Locks

During 2013, we executed interest rate lock transactions to reduce exposure to fluctuations in treasury interest rates in anticipation of the 5.35% Bonds issued on September 19, 2013. These transactions fixed the treasury yield component of the coupon rate on an aggregate notional amount of $250.0 million and matured on August 15, 2013 and September 19, 2013. There was no ineffectiveness. The total gain of $12.6 million was recorded to AOCI, net of $4.6 million tax, and will be amortized over the 10-year term of the 5.35% Bonds as a yield adjustment to reduce interest expense.

Presentation of Derivative Amounts

Balance Sheet Location and Fair Value at September 30,	2013	2012
Non-designated Hedges		
Foreign currency contracts: Other assets and deferred costs (current)	$ 0.5	$ 0.1
Foreign currency contracts: Other accrued liabilities	1.1	0.2
Designated Hedges		
Interest rate swaps: Other assets and deferred costs (noncurrent)	$ 66.5	$ 118.1
Interest rate swaps: Long-term debt	71.1	119.5
Interest rate locks: AOCI	8.0	-

Income Statement Location and Gain (Loss) For Fiscal Years	2013	2012	2011
Non-designated Hedges			
Foreign currency contracts: Other income (expense)	$ (0.5)	$ 0.5	$ 2.6
Designated Hedges			
Interest rate swaps - ineffectiveness: Other income (expense)	$ (3.2)	$ 1.5	$ (2.9)
Interest rate swaps - effectiveness: Interest expense	25.9	24.5	22.1

12. CREDIT FACILITIES AND INDEBTEDNESS

Total Outstanding debt

Periods Ended September 30,	2013	2012
Credit facility (due April 2018)	$ -	$ 140.0
3.25% Convertible Notes (due May 2014)	850.0	850.0
7.5% Bonds (due June 2019)	500.0	500.0
5.5% Bonds (due June 2020)	300.0	300.0
5.35% Bonds (due October 2023)	500.0	-
Total principal debt obligations	**2,150.0**	**1,790.0**
Discounts:		
3.25% Convertible Notes	(23.3)	(60.0)
7.5% Bonds	(1.8)	(2.1)
5.5% Bonds	(0.9)	(1.0)
5.35% Bonds	(2.1)	-
Swap fair value adjustments:		
7.5% Bonds	48.4	77.0
5.5% Bonds	22.6	42.5
Total outstanding debt, net	**$ 2,192.9**	**$ 1,846.4**

	2014	2015	2016	2017	2018	Thereafter	Total
Expected principal payments	$ 850.0	$ -	$ -	$ -	$ -	$ 1,300.0	$ 2,150.0

IGT was compliant with all covenants and embedded features required no bifurcation at September 30, 2013. Interest rate swaps are described in Note 11.

Credit Facility

At September 30, 2013, no borrowings were outstanding under our $1.0 billion revolving credit facility, $972.0 million was available, and $28.0 million was reserved for letters of credit and performance bonds.

On April 23, 2013, we amended and restated our credit agreement, increasing the available revolving line from $750.0 million to $1.0 billion, of which up to $50.0 million is available for letters of credit and up to $50.0 million is available for swing line borrowing. The former facility was terminated in conjunction with the issuance of the new credit facility. Subject to lenders' consent, the facility may be increased by $250.0 million at any time up to 60 days prior to maturity. At maturity on April 23, 2018, all amounts outstanding will be immediately due and payable. The maturity may be extended upon our request for one year on each of the first and second closing date anniversaries, presuming no default exists.

The new facility interest rates and facility fees are based on our public debt ratings or our net funded debt to EBITDA ratio, whichever is more favorable to IGT. Net funded debt is defined as debt minus any unrestricted cash and investments in excess of $150.0 million. At the initial pricing level of Baa2/BBB, the interest rate was LIBOR plus 100 bps and the facility fee was 17.5 bps. Additional debt issuance costs of approximately $3.3 million were capitalized and together with $8.2 million of previously deferred offering costs remaining from the former facility will be amortized to interest expense over the new facility term.

Substantially the same as the former credit facility, the new credit facility carries no limitations on share repurchases or dividend payments provided no default exists and includes the following covenants (all terms as defined in the facility document):

- a minimum ratio of 3.0 adjusted EBITDA to interest expense (interest coverage ratio)
- a maximum ratio of 3.5 for net funded debt to adjusted EBITDA (net funded debt leverage ratio)
- certain restrictions on our ability to:
    - pledge the securities of our subsidiaries
    - permit our subsidiaries to incur or guaranty additional debt, or enter into swap agreements
    - incur liens
    - merge with or acquire other companies, liquidate or dissolve
    - sell, transfer, lease or dispose of all or substantially all assets
    - change the nature of our business

The facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including failure to make timely principal and interest payments or satisfy the covenants. An event of default, if not cured, could cause the entire outstanding borrowings under the credit facility to become immediately due and payable, lenders may cease making loans and/or terminate commitments, and cross-default provisions may be triggered in other debt issuances.

3.25% Convertible Notes

These notes were classified current at September 30, 2013.

On May 11, 2009, we issued $850.0 million aggregate principal amount of Notes, in a private placement for net proceeds of $822.5 million, after deferred offering costs of approximately $27.5 million, which will be amortized to interest expense over the Note term. Interest is payable semiannually on May 1 and November 1, beginning November 1, 2009. Proceeds from the Notes (net of amounts used for the separate note hedge transactions and funds provided by the separate warrant transactions described below) were used to reduce outstanding borrowings under our revolving domestic credit facility.

The Notes are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The Notes rank junior to all existing and future subsidiary liabilities, including trade payables. The Notes mature on May 1, 2014, unless repurchased earlier by IGT or converted. The Notes are not redeemable at IGT's option before maturity, except in certain circumstances relating to applicable gaming authority regulations.

Each $1,000 Note is convertible into 50.3630 shares of IGT Common Stock, representing a conversion price of $19.86 per share at September 30, 2013. Upon conversion, a holder will receive cash up to the aggregate principal amount of each Note and shares of our common stock for any conversion value in excess of the principal amount as determined per the indenture. The conversion rate is adjustable upon the occurrence of certain events as defined in the indenture. The Notes are convertible under any of the following circumstances:

- during any fiscal quarter ending after September 30, 2009 (and only during such fiscal quarter), if the closing price of our common stock for at least 20 trading days in the last 30 trading day period of the immediately preceding fiscal quarter is more than 130% of the conversion price on the last trading day of the preceding fiscal quarter
- if specified corporate transactions occur as described further in the indenture
- at any time on or after February 1, 2014 until the close of business on the second scheduled trading day immediately preceding May 1, 2014

Holders who convert their Notes in connection with a make-whole adjustment event, as defined in the indenture, may be entitled to a premium increase in the conversion rate. Upon the occurrence of a fundamental change, as defined in the indenture, such as certain mergers and acquisitions of our common stock or liquidation, holders have the option to require IGT to repurchase their Notes at a purchase price equal to 100% of the principal, plus accrued and unpaid interest.

The conversion option component of $99.7 million was recorded as a debt discount against equity and the effective nonconvertible interest rate was 8.7% on the liability component. The elements of interest expense are reflected in the table below.

Years Ended September 30,	2013	2012	2011
Contractual interest expense	$ 27.5	$ 27.5	$ 27.5
Discount amortization	36.7	33.4	30.6
Remaining discount amortization period (in months)	7		

Note Hedges and Warrant Transactions

Concurrent with the issuance of our Notes, we purchased separate note hedges and sold warrants, which effectively serve to reduce the potential future dilution associated with Note conversions and increase the initial Note conversion price to $30.14 per share. The call option in the note hedges has a strike price equal to the conversion price of the Notes, and the warrants have a higher strike price of $30.14 per share that serves to cap the amount of dilution protection provided. The warrants together with the note hedges create a capped call position on the shares underlying the Notes.

If our share price is above $19.86 upon conversion of the Notes, the note hedges will automatically neutralize the impact to share dilution, because IGT will receive shares under the note hedges exercised equal to the shares IGT must deliver to the Note holders. If our share price is above $30.14, upon exercise of the warrants IGT will deliver shares to the counterparties in an amount equal to the excess of our share price over $30.14. A 10% increase in our share price above $30.14 would result in the issuance of 3.9 million incremental shares upon exercise of the warrants. As our share price continues to increase, additional dilution would occur at a declining rate.

Prior to conversion or exercise, the Notes and warrants could have a dilutive effect on our earnings per share to the extent the price of our common stock during a given measurement period exceeds the respective exercise prices of those instruments. The note hedges are excluded from the calculation of diluted earnings per share as their impact is anti-dilutive. The market price condition for convertibility of our Notes was not met and there were no related note hedges or warrants exercised at September 30, 2013.

The note hedges and warrants were separate transactions apart from the Notes, and Note holders have no rights with respect to these separate transactions. The note hedges and warrants are considered indexed to IGT common stock, require net-share settlement, and met all criteria for equity classification at inception and at September 30, 2013. Accordingly, the note hedges cost of $177.3 million, net of deferred taxes of $65.5 million, and $66.8 million received for the warrants were recorded as adjustments to shareholders' equity. Subsequent changes in fair value have not been recognized as the note hedges and warrants continued to meet the criteria for equity classification at September 30, 2013.

Note Hedges

We paid an aggregate amount of $177.3 million to certain initial Note holders or their affiliates (note hedge counterparties/dealers) for note hedges with terms substantially similar to the embedded conversion options in the Notes. The note hedges cover, subject to anti-dilution and certain other customary adjustments substantially similar to those in the Notes, approximately 42.6 million shares of our common stock at a strike price of $19.97, which corresponds to the initial conversion price of the Notes.

The note hedges exercise automatically upon Note conversions and require the counterparty to deliver shares to IGT equal to the shares required to be delivered by IGT to the Note holder for the excess conversion value. The note hedges expire upon the earlier of the last day the Notes remain outstanding or the second scheduled trading day immediately preceding the maturity of the Notes on May 1, 2014.

Warrants

IGT received an aggregate amount of $66.8 million from the note hedge counterparties/dealers for the sale of rights to receive approximately 42.6 million shares of common stock underlying the Notes, subject to anti-dilution and certain other customary adjustments, at a strike price of $30.14 per share. Subject to certain adjustments, a maximum of 72.6 million shares may be delivered under the warrants.

The warrants are automatically exercised on their specified expiration dates that occur over a period of time ending in November 2014. If the volume weighted average share price of our common stock, as defined in the warrants (VWAP), exceeds the strike price of the warrants, IGT will deliver to the counterparties shares equal to the spread between the VWAP on the date of exercise or expiration and the strike price. If the VWAP is less than the strike price, neither party is obligated to deliver anything to the other.

7.5% Bonds

On June 15, 2009, we issued $500.0 million aggregate principal amount of 7.5% Bonds due 2019, under our March 2009 shelf registration statement and June 11, 2009 prospectus supplement, to certain underwriters pursuant to an underwriting agreement dated June 10, 2009. We received net proceeds of $493.3 million after a discount of $2.7 million and deferred offering costs of approximately $4.0 million, both of which will be amortized to interest expense over the 7.5% Bond term. Interest is payable semiannually on June 15 and December 15, beginning December 15, 2009. We used the net proceeds from the 7.5% Bonds to fund the redemption of a portion of our Debentures put to us in December 2009.

The 7.5% Bonds are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The 7.5% Bonds rank junior to all existing and future liabilities, including trade payables, of our subsidiaries. The 7.5% Bonds mature on June 15, 2019, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium as described further in the indenture. The 7.5% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets

The 7.5% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 7.5% Bonds, the outstanding amounts may become immediately due and payable.

5.5% Bonds

On June 8, 2010, we issued $300.0 million aggregate principal amount of 5.5% Bonds due 2020, under our March 2009 shelf registration statement and June 3, 2010 prospectus supplement pursuant to an underwriting agreement dated June 3, 2010. We received net proceeds of $295.7 million after a discount of $1.3 million and deferred offering costs of approximately $3.0 million, both of which will be amortized to interest expense over the 5.5% Bond term. Interest is payable semiannually on June 15 and December 15, beginning December 15,

2010. Net proceeds from the 5.5% Bonds were used to reduce outstanding amounts under our domestic credit facility.

The 5.5% Bonds are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The 5.5% Bonds rank junior to all existing and future liabilities, including trade payables, of our subsidiaries. The 5.5% Bonds mature on June 15, 2020, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium. The 5.5% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets

The 5.5% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 5.5% Bonds, the outstanding amounts may become immediately due and payable.

5.35% Bonds

On September 19, 2013, we issued $500.0 million aggregate principal amount of 5.35% Notes due 2023, under our March 2012 shelf registration statement, March 29, 2012 prospectus, and September 13, 2013 prospectus supplement pursuant to an underwriting agreement dated September 12, 2013. We received net proceeds of $493.9 million after a discount of $2.1 million and deferred offering costs of approximately $4.0 million, both of which will be amortized to interest expense over the 10-year term. Interest is payable semiannually on April 15 and October 15, beginning April 15, 2014. Net proceeds from the 5.35% Notes will be used to fund the redemption of our convertible notes due May 2014 and for general corporate purposes.

The 5.35% Bonds are general unsecured and unsubordinated obligations of IGT, ranking senior to all existing and future subordinated obligations. The 5.35% Bonds rank equal to all existing and future liabilities, including trade payables, of our subsidiaries. The 5.35% Bonds mature on October 15, 2023, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium. The 5.35% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets

The 5.35% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 5.35% Bonds, the outstanding amounts may become immediately due and payable.

Treasury Locks

IGT executed interest rate lock transactions in connection with the 5.35% bonds issuance to reduce the exposure to fluctuations in treasury interest rates. The settlement was recorded as an increase of $12.6 million to AOCI and will be amortized using the effective interest method to reduce interest expense over the 10-year term. After giving effect to the discount, deferred offering costs and treasury locks, the effective interest rate is 5.18%. See Note 11.

Shelf Registration

In March 2012, we filed a shelf registration statement with the SEC which allows us to issue debt securities, in one or more series, from time to time in amounts, at prices and on terms determined at the time of offering.

13. CONTINGENCIES

Litigation

From time to time, in the normal course of its operations, the Company is a party to litigation matters and claims. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company's view of these matters may change in the future as the litigation and events related thereto unfold. The Company expenses legal fees as incurred. The Company records a provision for contingent losses when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated. Except as otherwise stated below, we have concluded that we cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued, for each specific matter disclosed below. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Company's operations or its financial position, liquidity or results of operations.

Bally

2004 Federal District Court of Nevada

On December 7, 2004, IGT filed a complaint in US District Court for the District of Nevada, alleging that defendants Alliance Gaming Corp., Bally Gaming Int'l, Inc., and Bally Gaming, Inc. infringed six US patents held by IGT: US Patent Nos. 6,827,646; 5,848,932; 5,788,573; 5,722,891; 6,712,698; and 6,722,985. On January 21, 2005, defendants filed an answer denying the allegations in the complaint and raising various affirmative defenses to IGT's asserted claims. Defendants also asserted fourteen counterclaims against IGT, including counterclaims for a declaratory judgment of non-infringement, invalidity, and unenforceability of the asserted patents, and for antitrust violations and intentional interference with prospective business advantage. IGT successfully moved for partial summary judgment on defendants' counterclaims for intentional interference with prospective business advantage and defendants' antitrust allegations related to the gaming machine market. IGT denied the remaining allegations.

On May 9, 2007, the Court issued an order construing disputed terms of the asserted patent claims. On October 16, 2008, the Court issued summary judgment rulings finding certain of IGT's patents, including patents that IGT believes cover bonus wheel gaming machines, invalid as obvious. The rulings also found that Bally was not infringing certain patents asserted by IGT. Bally's antitrust and unfair competition counterclaims remained pending. On November 7, 2008, the Court issued an order staying the proceedings and certifying the summary judgment and claim construction rulings for immediate appeal. On December 1, 2008, IGT appealed the rulings to the US Court of Appeals for the Federal Circuit. On October 22, 2009, the Federal Circuit affirmed the District Court's summary judgment rulings.

On December 7, 2009, Bally filed a motion to lift the stay and schedule a trial on the remaining issues. At a February 1, 2010 hearing on the motion, the Court indicated that it would revisit earlier motions for summary judgment on the issues not addressed on appeal, including IGT's motions for summary judgment on Bally's antitrust and unfair competition counterclaims. On November 29, 2010, the Court granted summary judgment in favor of IGT on all antitrust and unfair competition counterclaims by Bally and dismissed all other remaining claims. Bally appealed the grant of summary judgment. On December 17, 2012 the United States Court of Appeals for the Federal Circuit affirmed the rulings in IGT's favor. On January 14, 2013, Bally filed a petition for rehearing of its appeal, which was denied by the Federal Circuit on February 15, 2013.

Aristocrat

2006 Northern Federal District Court of California

On June 12, 2006, Aristocrat Technologies Australia PTY Ltd. and Aristocrat Technologies, Inc. filed a patent infringement lawsuit against IGT. Aristocrat alleged that IGT willfully infringed US Patent No. 7,056,215 (the "'215 patent"), which was issued on June 6, 2006. On December 15, 2006, Aristocrat filed an amended complaint, adding allegations that IGT willfully infringed US Patent No. 7,108,603, which issued on September 19, 2006. The IGT products named in the original and amended complaints were the *Fort Knox®* mystery progressive slot machines. On June 13, 2007, the US District Court for the Northern District of California entered an order granting summary judgment in favor of IGT declaring both patents invalid. The US Court of

Appeals for the Federal Circuit reversed this decision on September 22, 2008. IGT's request for a rehearing was denied on November 17, 2008.

This case recommenced in the District Court and on May 13, 2010, the District Court entered an order granting IGT's motion for summary judgment of non-infringement. Aristocrat appealed this judgment. Proceedings on IGT's claim that Aristocrat committed inequitable conduct in reviving the '215 patent application continued in the District Court. A trial was held the week of April 4, 2011 on that inequitable conduct issue, and that claim was dismissed on May 6, 2011.

IGT and Aristocrat entered into an agreement, effective September 30, 2011, settling the lawsuit. On October 6, 2011, the parties filed a letter with the court advising the court that, in accordance with the parties' resolution of several disputes between them, the case would be concluded by dismissal with prejudice following the final resolution of the pending appeal of the judgment of non-infringement. In connection with the settlement, IGT was granted an irrevocable paid-up license to the Aristocrat patents that were the subject of the litigation and related patents. On March 13, 2013, the United States Court of Appeals for the Federal Circuit affirmed the District Court's grant of summary judgment with regard to direct infringement and vacated and remanded the District Court's judgment with respect to indirect infringement. In accordance with the settlement agreement, the parties have stipulated to dismissal of the case and moved for entry of an order dismissing all claims and counterclaims with prejudice. On July 30, 2013, the Court entered its order dismissing with prejudice all claims and counterclaims.

Atlantic Lotteries

On April 26, 2012, representatives of a purported class of persons allegedly harmed by VLT gaming filed an action in the Supreme Court of New Foundland and Labrador. Atlantic Lottery Corporation has impleaded VLC, Inc., IGT-Canada, Inc., International Game Technology and other third party defendants seeking indemnification for any judgment recovered against Atlantic Lottery Corporation in the main action. Plaintiffs filed a motion for class action certification on September 17, 2012. The Court has decided to address the motion for certification in two phases. Under Phase 1, the Court will determine whether the Plaintiffs have pleaded a cause of action. Hearings on Phase 1 were held on June 6 and 7, 2013. No decision has been filed yet. Should the Court conclude that Plaintiffs have pleaded a cause of action, then, under Phase 2, the Court would determine the appropriateness of certification of the putative class.

Shareholder Actions

Securities Class Action

On July 30, 2009, International Brotherhood of Electrical Workers Local 697 filed a putative securities fraud class action in the US District Court for the District of Nevada, alleging causes of action under Sections 10(b) and 20(a) of the Exchange Act against IGT and certain of its current and former officers and directors. The complaint alleges that between November 1, 2007 and October 30, 2008, the defendants inflated IGT's stock price through a series of materially false and misleading statements or omissions regarding IGT's business, operations, and prospects. In April 2010, plaintiffs filed an amended complaint. In March 2011, defendants' motion to dismiss that complaint was granted in part and denied in part. The Court found that the allegations concerning statements about the seasonality of game play levels and announcements of projects with Harrah's and City Center were sufficient to state a claim. Plaintiffs did not state a claim based on the remaining statements about earnings, operating expense, or forward-looking statements about play levels and server-based technology.

The parties have settled this action. On February 1, 2012, at the direction of the Court, the plaintiffs filed a Notice of Pending Settlement. On March 28, 2012, the parties submitted to the Court a stipulation to settle the litigation for a payment of $12.5 million. On March 30, 2012 the Court issued an order of preliminary approval and the settlement was paid into escrow by insurance in April 2012. The Court approved the stipulated settlement on October 19, 2012.

Derivative Actions

Between August 20, 2009 and September 17, 2009, the Company was nominally sued in a series of derivative lawsuits filed in the US District Court for the District of Nevada, captioned Fosbre v. Matthews et al., Case No.

3:09-cv-00467; Calamore v. Matthews et al., Case No. 3:09-cv-00489; Israni v. Bittman, et al., Case No. 3:09-cv-00536; and Aronson v. Matthews et al., Case No. 3:09-cv-00542. Plaintiffs purportedly brought their respective actions on behalf of the Company. The complaints asserted claims against various current and former officers and directors of the Company, for breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and contribution and indemnification. The complaints sought an unspecified amount of damages and alleged similar facts as the securities class action lawsuit described above.

The complaints additionally alleged that certain individual defendants engaged in insider trading and that the director defendants improperly handled Thomas J. Matthews' resignation as Chief Executive Officer of the Company. The actions were consolidated and subsequently a consolidated derivative complaint was filed in December 2009. Defendants moved to dismiss that complaint. On July 6, 2010, the Court granted the defendants' motion to dismiss, with leave to amend. After plaintiffs elected not to amend, the court entered judgment in favor of the defendants. The plaintiff in Israni v. Bittman, et al. appealed to the US Court of Appeals for the Ninth Circuit. On April 2, 2012, the appeals court affirmed the district court's decision dismissing the action.

In a letter dated October 7, 2009 to the Company's Board of Directors, a shareholder made factual allegations similar to those set forth in the above derivative and securities class actions and demanded that the Board investigate, address and remedy the harm allegedly inflicted on IGT. In particular, the letter alleged that certain officers and directors grossly mismanaged the Company by overspending in the area of R&D of server-based game technology despite a looming recession to which the Company was particularly vulnerable; by making or allowing false and misleading statements regarding the Company's growth prospects and earnings guidance; and by wasting corporate assets by causing the Company to repurchase Company stock at inflated prices. The letter asserts that this alleged conduct resulted in breaches of fiduciary duties and violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5. On July 9, 2010, the shareholder filed a derivative lawsuit in the US District Court for the District of Nevada, captioned Sprando v. Hart, et al., Case No. 3:10-cv-00415 and asserting claims similar to those described above. No claims were asserted against the Company, which is a nominal defendant. On July 25, 2011, the Court granted the Company's motion to dismiss with prejudice. Plaintiff appealed to the US Court of Appeals for the Ninth Circuit on August 23, 2011. The Ninth Circuit affirmed the district court's decision dismissing the action on June 13, 2013.

In February 2011, another shareholder sent a letter to the Company's Board of Directors requesting that the Board investigate allegations similar to those set forth in the derivative actions described above and bring a lawsuit against various of the Company's current or former officers and directors. In response the Board of Directors formed a litigation committee comprised of disinterested outside directors and assisted by outside counsel to investigate and evaluate the allegations raised in this letter. At the conclusion of this investigation, the committee concluded and recommended that it would not be in the best interests of the Company or its shareholders to pursue the proposed claims. The Board considered and accepted this recommendation and the Company informed the shareholder of the Board's resolution in September 2011. On March 15, 2012, the shareholder filed a derivative action in state court in Reno, Nevada (Gusinsky v. Thomas J. Matthews, et. al.), Second Judicial Court of the State of Nevada. Plaintiff filed an amended complaint on September 24, 2012. The Company was named as a nominal defendant only. On January 9, 2013, the Court granted the Company's and individual defendants' motions to dismiss the action. Plaintiff appealed, but withdrew his appeal of that order in exchange for the Defendants' withdrawal of their request for costs and fees. The court entered the stipulation of dismissal on March 21, 2013.

On April 8, 2011, the Company was nominally sued in a derivative complaint filed in the US District Court for the District of Nevada, captioned Arduini v. Hart, et al., Case No. 3:11-cv-00255. The claims and allegations in this complaint are similar to those asserted in the securities class action and derivative actions described above. A motion to dismiss was filed. On March 14, 2012, defendants' motion to dismiss the action was granted. On April 3, 2012, the plaintiff appealed to the US Court of Appeals for the Ninth Circuit.

ERISA Actions

On October 2, 2009, two putative class action lawsuits were filed on behalf of participants in the Company's employee pension plans, naming as defendants the Company, the IGT Profit Sharing Plan Committee, and several current and former officers and directors. The actions, filed in the US District Court for the District of Nevada, are captioned Carr et al. v. International Game Technology et al., Case No. 3:09-cv-00584, and Jordan et al. v. International Game Technology et al., Case No. 3:09-cv-00585. The actions were consolidated.

The consolidated complaint (which seeks unspecified damages) asserts claims under the Employee Retirement Income Security Act, 29 U.S.C §§ 1109 and 1132.

The consolidated complaint is based on allegations similar to those in the securities and derivative lawsuits described above, and further alleges that the defendants breached fiduciary duties to plan participants by failing to disclose material facts to plan participants, failing to exercise their fiduciary duties solely in the interest of the participants, failing to properly manage plan assets, and permitting participants to elect to invest in Company stock. In March 2011, defendants' motion to dismiss the consolidated complaint was granted in part and denied in part. On March 16, 2012, the Court denied plaintiff's motion for class certification. On December 21, 2012, the parties submitted a stipulation to settle the litigation for a payment of $500,000 and up to $25,000 towards settlement administrative expenses, which was accrued for in our 2013 first quarter. On January 22, 2013, the Court granted preliminary approval of the settlement. The Court entered an order granting final approval of the settlement on June 26, 2013.

OSHA / Wrongful Termination Matter

On July 8, 2004, two former employees filed a complaint with the US Department of Labor, OSHA alleging retaliatory termination in violation of the Sarbanes-Oxley Act of 2002. The former employees allege that they were terminated in retaliation for questioning whether Anchor and its executives failed to properly disclose information allegedly affecting the value of Anchor's patents in connection with IGT's acquisition of Anchor in December 2001. The former employees also allege that the acquired patents were overvalued on the financial statements of IGT. Outside counsel, retained by an independent committee of our Board of Directors, reviewed the allegations and found them to be entirely without merit.

In conjunction with the Anchor acquisition purchase price allocation as of December 31, 2001, IGT used the relief of royalty valuation methodology to estimate the fair value of the patents at $164.4 million. The carrying value of the patents at September 30, 2013 totaled $7.4 million.

On November 10, 2004, the employees withdrew their complaint filed with OSHA and filed a notice of intent to file a complaint in federal court. On December 1, 2004, a complaint was filed under seal in the US District Court for the District of Nevada, based on the same facts set forth above regarding their OSHA complaint. IGT filed a motion for summary judgment as to all claims in plaintiffs' complaint. On June 14, 2007, the US District Court for the District of Nevada entered an order granting summary judgment in favor of IGT as to plaintiffs' Sarbanes-Oxley whistle-blower claims and dismissed their state law claims without prejudice. Plaintiffs' motion for reconsideration of the District Court's decision was denied.

Plaintiffs appealed to the US Court of Appeals for the Ninth Circuit. Oral argument was heard on March 12, 2009, and on August 3, 2009, the Ninth Circuit reversed the District Court's decision. IGT's motion for summary judgment on plaintiffs' state law claims was argued on October 22, 2009 and granted in IGT's favor on December 8, 2009. On April 13, 2010, the District Court granted IGT's motion to strike the plaintiffs' jury demand and granted IGT's motion to retax costs and fees. It denied plaintiffs' motion for certification and/or reconsideration.

On February 8, 2011, a jury verdict was entered in favor of the plaintiffs as to their Sarbanes-Oxley claims and plaintiffs were awarded damages in an amount equal to approximately $2.2 million. On March 9, 2011, IGT filed a Renewed Motion for Judgment as a Matter of Law and Motion for a New Trial or for Remittitur. On May 24, 2011, the Court denied these motions, and on May 27, 2011, the Court entered an amended judgment for prejudgment interest of approximately $1.3 million, attorneys' fees of approximately $1.0 million, and court costs of approximately $132,000. IGT filed a notice of appeal to the US Court of Appeals for the Ninth Circuit on June 21, 2011. On July 1, 2011 plaintiffs filed a notice of cross appeal. On September 27, 2013, the Ninth Circuit affirmed the jury verdict and the lower Court's judgment on prejudgment interest, costs, and fees. All amounts have been accrued.

Lightning Box Games

On July 30, 2013, IGT was sued in US District Court for the Northern District of Illinois for patent infringement by Lightning Box Games (LBG), captioned Lightning Box Games PTY LTD. v. International Game Technology and Caesars Entertainment Corporation, Case No. 13-cv-5423. LBG alleges infringement of two related patents for "Electronic System for Playing of Reel-Type Games," and specifically accuses IGT's MultiPLAY video slot machines of infringing one or more claims of the patents. LBG is seeking, among other items, preliminary and permanent injunctive relief, monetary damages resulting from the infringing conduct (including pre- and post-judgment interest), and court costs. IGT intends to vigorously defend against the claims asserted in this lawsuit.

Mark E Pollack Arbitration

In January 2013, IGT notified Mark E Pollack that it was terminating eight agreements between IGT and Mr. Pollack relating to services provided by Mr. Pollack (e.g., providing ideas for gaming machines and initiating and arranging meetings with various artists and intellectual property owners). Mr. Pollack disagreed that IGT could terminate the agreements and the parties entered mediation pursuant to the dispute resolution provisions in the respective agreements. On October 22, 2013, the parties filed arbitration demands submitting the dispute to arbitration before Judicial Arbitration Mediation Services (JAMS), captioned International Game Technology v. Pollack, Case No. 1260002648 and Pollack v. International Game Technology, Case No. 1260002648. Mr. Pollack is requesting unspecified monetary damages and injunctive relief. IGT is currently working with Mr. Pollack on the selection of an arbitrator to hear the dispute.

WMS Gaming, Inc.

2013 Northern District of Illinois

On July 2, 2013, IGT was sued by WMS Gaming, Inc. in US District Court for the Northern District of Illinois, captioned WMS Gaming, Inc. v. IGT, Case No. 1:13-cv-4788. The suit relates to a contract between the parties. WMS alleges that IGT breached the contract, anticipatorily repudiated the contract, breached the implied covenant of good faith and fair dealing, and violated the Nevada Unfair Trade Practices Act. WMS sought a temporary restraining order, which was denied. WMS is seeking, among other things, declaratory judgment, specific performance, injunctive relief, unspecified monetary damages, and attorneys' fees and costs. IGT intends to vigorously defend against the claims asserted in this lawsuit.

2013 Arbitration

Related to foregoing lawsuit, on September 10, 2013 IGT filed an arbitration with the American Arbitration Association (AAA) against WMS, captioned IGT v. WMS Gaming, Inc., No. 79 517 112 13. IGT and WMS have a license agreement for Ticket-In-Ticket-Out (TITO) enabled gaming machines. IGT alleges WMS failed to pay license fees owed on certain products covered by the agreement. IGT is seeking a judgment that WMS must pay license fees on certain products and monetary damages of $50 million resulting from WMS's failure to pay license fees on those products.

2013 District of Nevada

Related to the foregoing lawsuit and arbitration, on October 22, 2013, WMS filed suit in the US District Court for the District of Nevada, captioned WMS Gaming, Inc. v. IGT, Case No. 3:13-cv-00583. WMS is seeking, among other things, a declaratory judgment that the arbitration provision of the license agreement is unenforceable, alleging that IGT is seeking to arbitrate non-arbitrable issues, and seeking a refund of royalties WMS has allegedly overpaid. WMS has filed a motion for preliminary injunction, seeking to enjoin the arbitration. IGT intends to vigorously defend against the claims asserted in this lawsuit.

Global Draw Ltd

On September 17, 2013, Global Draw Limited (an English company) issued proceedings in London against IGT-UK Group Limited (a wholly owned subsidiary of IGT) and IGT, captioned 2013 High Court of Justice (Commercial Court) in London, England, Case No. 2013, Folio 1246. The claim arises out of a Sale and Purchase Agreement dated April 26, 2011 (SPA) pursuant to which Global Draw purchased from IGT-UK all of the shares in an English company called Barcrest Limited. Global Draw seeks to claim against IGT-UK under the terms of indemnities and warranties contained in the SPA, and against IGT under the terms of a guarantee given by IGT in respect of the liabilities of IGT-UK. On November 7, 2013 IGT-UK filed and served a defense and counterclaim in response to the claim and IGT has until December 16, 2013 to enter its defense. The claims assert damages of £1.3 million and US $2.9 million excluding interest, plus other unquantified damages. IGT intends to vigorously defend against the claims asserted in this lawsuit.

Arrangements with Off-Balance Sheet Risks

In the normal course of business, we are party to financial instruments with off-balance sheet risk, such as performance bonds not reflected in our balance sheet. We do not expect any material losses to result from these arrangements and are not dependent on off-balance sheet financing arrangements to fund our operations.

Performance Bonds

Performance bonds outstanding related to certain gaming operations equipment totaled $19.5 million at September 30, 2013. We are liable to reimburse the bond issuer in the event of exercise due to our nonperformance.

Letters of Credit

Outstanding letters of credit issued under our domestic credit facility to ensure payment to certain vendors and governmental agencies totaled $8.5 million at September 30, 2013.

IGT Licensor Arrangements

Our sales agreements that include software and IP licensing arrangements may require IGT to indemnify the third-party licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark infringement, or trade secret misappropriation. Should such a claim occur, we could be required to make payments to the licensee for any liabilities or damages incurred. Historically, we have not incurred any significant settlement costs due to infringement claims. As we consider the likelihood of incurring future costs to be remote, no liability has been recorded.

Self-Insurance

We are self-insured for various levels of workers' compensation, directors' and officers' liability, and electronic errors and omissions liability, as well as employee medical, dental, prescription drug, and disability coverage. We purchase stop loss coverage to protect against unexpected claims. Accrued insurance claims and reserves include estimated settlements for known claims, and actuarial estimates for claims incurred but not reported.

State and Federal Taxes

We are subject to sales, use, income, gaming and other tax audits and administrative proceedings in various US federal, state, local, and foreign jurisdictions. While we believe we have properly reported our tax liabilities in each jurisdiction, we can give no assurance that taxing authorities will not propose adjustments that increase our tax liabilities.

Product Warranties

The majority of our products are generally covered by a warranty for periods ranging from 90 to 180 days. We estimated accrued warranty costs in the table below based on historical trends in product failure rates and expected costs to provide warranty services.

Years ended September 30,	2013	2012	2011
Beginning balance	$ 4.2	$ 6.2	$ 9.3
Reduction for payments made	(5.7)	(5.9)	(7.7)
Accrual for new warranties issued	8.0	7.6	8.6
Adjustments for pre-existing warranties	(2.1)	(3.7)	(4.0)
Ending balance	$ 4.4	$ 4.2	$ 6.2

14. INCOME TAXES

Income Tax Provision From Continuing Operations

Distribution of Income Before Tax

September 30,	2013	2012	2011
US	$ 374.0	$ 354.6	$ 367.8
Non – US	28.3	(11.8)	60.1
Total	$ 402.3	$ 342.8	$ 427.9

Components of Income Tax Provision

September 30,	2013	2012	2011
Federal	$ 141.0	$ 92.6	$ 87.7
State	14.6	8.5	6.6
Foreign	23.5	14.1	14.4
Total current	179.1	115.2	108.7
Federal	(36.6)	(16.8)	18.6
State	(1.8)	(0.8)	3.5
Foreign	(11.1)	(4.5)	4.8
Total deferred	(49.5)	(22.1)	26.9
Total income tax provision	$ 129.6	$ 93.1	$ 135.6

Reconciliation of Statutory Federal Rate to Effective Rate

September 30,	2013	2012	2011
Federal statutory tax	35.0%	35.0%	35.0%
State income tax, net	1.8%	1.4%	1.5%
Foreign subsidiaries tax, net	0.5%	4.2%	-0.4%
Manufacturer's deduction	-3.4%	-2.5%	-3.3%
Entraction closures	0.0%	-12.4%	0.0%
Other, net	-1.7%	1.5%	-1.1%
Total effective rate	32.2%	27.2%	31.7%

Deferred Income Taxes

Significant Components of Deferred Income Taxes

September 30,	2013	2012
Deferred Tax Assets		
Reserves	$ 127.7	$ 106.4
Jackpot payment timing difference	119.5	134.3
Share-based compensation	29.6	28.9
Net operating loss carryforwards	36.1	45.4
Goodwill and intangibles	58.4	44.8
Capital loss carryover	24.4	26.2
Other	11.7	14.4
Total deferred income tax assets	407.4	400.4
Valuation allowance	(63.2)	(74.0)
Total deferred income tax assets, net	344.2	326.4
Deferred Tax Liabilities		
Interest expense on convertible debt	(38.7)	(39.4)
Property, plant and equipment	(15.3)	(31.4)
Intangibles	(36.3)	(42.2)
Other	(14.3)	(13.3)
Total deferred income tax liabilities	(104.6)	(126.3)
Net Deferred Income Tax Assets	$ 239.6	$ 200.1

September 30,	2013	2012
Current deferred income tax assets	$ 111.1	$ 96.7
Non-current deferred income tax assets	128.8	106.5
Non-current deferred income tax liabilities (included in other liabilities)	0.3	3.1

Our total valuation allowance decreased $10.8 million from 2012 to 2013, primarily due to a reduction in the valuation allowances related to foreign deferred assets and the utilization of capital losses in the US.

Our net operating loss carryforwards at September 30, 2013 included $10.4 million in the US and $115.5 million in foreign countries and expire in tax years 2014 through 2031.

Net capital loss carryover totaled $65.2 million at September 30, 2013 and expires in tax years 2015 through 2017. Our valuation allowance is based on our assessment that it is more likely than not that certain deferred tax assets will not be realized in the foreseeable future.

At September 30, 2013, we had not provided US deferred income taxes or foreign withholding taxes on $202.4 million in unrecognized temporary differences related to the basis of our investments in foreign subsidiaries expected to be permanently reinvested in operations outside the US. We do not anticipate any events that would cause such earnings to become taxable in the US. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

Uncertain Tax Benefits

Aggregate Changes in Unrecognized Tax Benefits

September 30,	2013	2012	2011
Beginning balance	$ 111.5	$ 116.4	$ 83.8
Increases related to prior year tax positions	1.7	2.2	7.7
Decreases related to prior year tax positions	(3.3)	(8.8)	(1.9)
Increases related to current year tax positions	3.2	4.9	36.5
Decreases related to current year tax positions	(1.3)	(3.2)	(1.1)
Reductions due to lapse of statute of limitations	(2.6)	-	(8.6)
Reductions for settlements with taxing authorities	-	-	-
Ending balance	$ 109.2	$ 111.5	$ 116.4

The amount of unrecognized tax benefits that would impact our effective tax rate, if recognized, totaled $80.8 million at September 30, 2013 and $79.2 million at September 30, 2012.

Interest and penalties related to unrecognized tax benefits are included in our income tax provision. During the years ended September 30, 2013, 2012, and 2011, we recognized a benefit of $0.4 million, expense of $2.4 million, and benefit of $2.0 million, respectively in interest and penalties. Accrued interest and penalties, net of federal income tax benefits, totaled $18.6 million at September 30, 2013 and $19.0 million at September 30, 2012.

We are under audit in several jurisdictions and in various stages of the respective tax authority reviews. On November 13, 2013, we reached effective settlement with the US tax authorities related to our 1999, 2006, 2007, 2008, and 2009 tax years. As a result, we expect to reduce our income tax provision by approximately $27.0 million and our unrecognized tax benefits by approximately $31.0 million, inclusive of interest and penalties, in the first quarter of 2014. We are generally no longer subject to US federal, state, local or foreign income tax examination by tax authorities for years before 2008.

15. OPERATING LEASES

We lease certain of our facilities and equipment under various agreements with expiration dates through May 2023. Certain facility leases provide that we pay certain other operating expenses applicable to the leased property, including utilities, maintenance, property taxes, and liability and property damage insurance. For leased properties no longer in use, we have accrued lease payments. There were no contingent rental payments. Rent and lease expense, net of sublease rentals, in continuing operations totaled $14.6 million in 2013, $14.3 million in 2012, and $12.7 million in 2011.

Future minimum payments due under non-cancelable operating leases at September 30, 2013:

	2014	2015	2016	2017	2018	Thereafter	Total
Minimum payments	$13.9	$14.1	$11.5	$8.8	$8.1	$6.5	$62.9

16. EMPLOYEE BENEFIT PLANS

401(k) Plan and Cash Incentives

IGT maintains a salary deferral 401(k) plan that allows eligible employees to contribute up to 40% of their base pay up to the IRS prescribed limit. Prior to January 1, 2013, IGT matched 100% of employee contributions, up to $750 per year, which vested immediately. Effective January 1, 2013, the Plan was modified to a designated safe harbor plan, whereby IGT will match up to 3.5% of the employee's eligible earnings on the first 6% contributed by the employee. Employee and IGT matching contributions vest immediately.

IGT may also contribute a discretionary amount of profits to eligible employees, which vest over a six-year period. Cash bonuses are paid annually to eligible management employees and cash sharing is distributed to non-management employees annually. Charges recorded for these plans totaled $45.0 million in 2013, $44.5 million in 2012, and $39.7 million in 2011.

Additionally, IGT implemented a non-qualified deferred compensation plan in September 1999, which provides an unfunded incentive compensation arrangement for eligible management and highly compensated employees. Participants may elect to defer up to 50% of their annual earnings with a minimum deferral of $2,000. Distributions can be paid out as short-term payments or at retirement. Retirement benefits can be paid out as a lump sum or in annual installments over a term of up to 15 years.

Share-based Compensation

See Note 1 for plan descriptions and accounting measurement methods.

SIP As Of And For The Year Ended September 30, 2013

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(thousands)	(per share)	(years)	(millions)
Outstanding at beginning of fiscal year	12,117	$ 18.12		
Granted	-	-		
Exercised	(1,719)	14.59		
Forfeited	(382)	16.65		
Expired	(928)	20.90		
Outstanding at end of period	9,088	$ 18.57	5.2	$ 23.4
Vested and expected to vest	8,966	$ 18.60	5.2	$ 23.1
Exercisable at end of period	6,823	$ 19.24	4.6	$ 17.3

Restricted Shares/Units	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period	Aggregate Intrinsic Value
	(thousands)	(per share)	(years)	(millions)
Outstanding at beginning of fiscal year	4,833	$ 14.93		
Granted*	3,319	14.26		
Vested	(1,191)	15.31		
Forfeited	(611)	14.65		
Outstanding at end of period	6,350	$ 14.55	1.1	$ 122.1
Expected to vest	5,800	$ 14.55	1.1	$ 111.5

** certain awards require satisfaction of a combination of performance and market conditions*

Option Valuation Assumptions

Years Ended September 30,	2012	2011
Expected volatility	0.47	0.44
Expected dividends	1.48%	1.53%
Expected term (in years)	4.7	4.6
Risk free rate	0.85%	1.73%

Reported Share-based Compensation

Years Ended September 30,	2013	2012	2011
Pre-tax	$ 39.4	$ 33.2	$ 43.8
Tax benefit	(12.5)	(10.4)	(13.6)
After-tax	$ 26.9	$ 22.8	$ 30.2

Other Share-based Compensation Information

Years Ended September 30,	2013	2012	2011
Weighted average grant date fair value per share:			
Options granted	$ -	$ 5.70	$ 5.33
Restricted shares granted	$ 14.26	$ 15.05	$ 14.25
Total intrinsic value of options exercised	$ 6.4	$ 3.8	$ 5.6
Total fair value of restricted shares vested	17.3	11.6	14.9
Tax benefit realized for tax return deductions	8.1	5.5	7.1

Other Information	
Shares available for future grant	24.6 million
Unrecognized costs for outstanding awards	$64.8 million
Weighted average future recognition period	1.8 years

Approximately 0.2 million shares were issued in February 2013 under the ESPP. At September 30, 2013, 0.8 million shares were available for future grants and we expected to issue approximately 0.1 million shares in February 2014 under this plan.

Additionally, eligible UK employees may enroll in the International Game Technology Savings Related Share Option Scheme established in January 1999 (formerly the Barcrest Savings Related Share Option Scheme). Employees must elect to vest over three, five, or seven years and the option price is equal to 80% of the market price of our stock on the grant date. No shares were issued during 2013 under this plan and approximately 477,000 shares were available for grant at September 30, 2013. Based on enrollment through September 30, 2013, we expect to issue approximately 6,000 shares under this plan over the next two years.

17. EARNINGS PER SHARE

Years Ended September 30,	2013	2012	2011
Income from continuing operations available to common shares	$ 272.7	$ 249.7	$ 292.3
Basic weighted average shares outstanding	262.6	288.8	298.2
Dilutive effect of non-participating share-based awards	2.6	1.6	1.6
Diluted weighted average common shares outstanding	265.2	290.4	299.8
Basic EPS from continuing operations	$ 1.04	$ 0.86	$ 0.98
Diluted EPS from continuing operations	$ 1.03	$ 0.86	$ 0.97
Weighted average shares excluded from diluted EPS because the effect would be anti-dilutive:			
Share-based awards	8.2	11.3	14.7
Notes	42.6	42.6	42.6
Note hedges	(42.6)	(42.6)	(42.6)
Warrants	42.6	42.6	42.6

Our Notes and warrants were excluded from diluted shares outstanding for 2013, 2012 and 2011 because the conversion price and exercise price exceeded the average market price of our common stock. The convertible notes would have resulted in additional EPS dilution at September 30, 2013 if our stock price exceeded the note conversion price of $19.86 per share and further dilution will occur when the stock price exceeds the warrant strike price of $30.14 per share. The treasury stock method used to calculate diluted weighted average shares outstanding excludes potential reduction in shares related to the purchased note hedges because they are anti-dilutive. See Note 12.

In June 2012, we executed an ASR transaction and paid $400.0 million for the delivery of IGT common stock shares at an average price based on the VWAP over the following six months. IGT received 21.0 million shares in June 2012, 1.8 million shares in July 2012, 4.0 million shares in August 2012, 1.0 million shares in September 2012, and a final delivery of 2.5 million shares in December 2012. In total, we received 30.3 million shares at an average price of $13.22 per share.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Foreign Currency Translation	Unrealized Gain on Treasury Locks	Unrealized Gain on Investment Securities	Total
Year Ended September 30, 2013				
AOCI beginning balance	$ 4.5	$ -	$ -	$ 4.5
OCI before reclassifications:				
Amount before tax	(4.3)	12.6	-	8.3
Income tax at 37%	-	(4.6)	-	(4.6)
Amount net of tax	(4.3)	8.0	-	3.7
Reclassifications to earnings	-	-	-	-
Net OCI	(4.3)	8.0	-	3.7
AOCI ending balance	$ 0.2	$ 8.0	$ -	$ 8.2
Year Ended September 30, 2012				
AOCI ending balance	$ 4.5	$ -	$ -	$ 4.5
Year Ended September 30, 2011				
AOCI ending balance	$ (8.9)	$ -	$ 0.1	$ (8.8)

19. BUSINESS SEGMENTS

We view our business in the following two operating segments:

- **North America**, comprising 78% of consolidated revenues in 2013, 76% in 2012 and 2011, includes our operations associated with land-based and online real-money customers located in the US and Canada, as well as all customers serviced by our US-based social gaming operations.
- **International**, comprising 22% of consolidated revenues in 2013, 24% in 2012 and 2011, consists of our operations associated with customers located in all other jurisdictions worldwide.

Certain income and expenses related to company-wide initiatives are managed at the corporate level and not allocated to an operating segment, primarily comprised of general and administrative costs and other income (expense). We do not recognize inter-company revenues or expenses upon the transfer of gaming products between operating segments. Segment accounting policies are consistent with those of our consolidated financial statements and segment profit is measured on the basis of operating income. Impairment and restructuring charges are reflected within the segment where actions occurred (see Note 20).

Our business segments are designed to allocate resources within a framework of management responsibility. Operating costs included in one segment may benefit other segments. Realignment of our business development and administrative functions, as well as discontinued operations, results in ongoing changes to the allocations of operating costs amongst our operating segments. Prior period operating income presented below was recast accordingly.

Business Segments Financial Information

Years Ended September 30,	2013	2012	2011
NORTH AMERICA			
Revenues	$ 1,835.1	$ 1,644.1	$ 1,480.3
Gaming operations	854.2	907.8	913.8
Product sales	759.8	648.2	566.2
Interactive	221.1	88.1	0.3
Gross profit	1,066.9	961.2	858.3
Gaming operations	522.4	541.2	542.6
Product sales	407.3	366.6	315.5
Interactive	137.2	53.4	0.2
Operating income	487.9	425.8	476.6
Depreciation and amortization	190.4	195.3	183.7
Long-lived assets	479.8	590.3	561.1
Additions to long-lived assets	103.3	146.2	164.3
Total assets	2,745.6	2,560.0	2,222.3

Years Ended September 30,	2013	2012	2011
INTERNATIONAL			
Revenues	$ 506.5	$ 506.6	$ 476.7
Gaming operations	137.2	132.2	122.7
Product sales	325.4	318.6	317.7
Interactive	43.9	55.8	36.3
Gross profit	277.5	276.4	280.1
Gaming operations	94.7	93.1	90.0
Product sales	157.7	155.7	171.7
Interactive	25.1	27.6	18.4
Operating income	120.1	103.6	138.4
Depreciation and amortization	35.3	40.3	32.9
Long-lived assets	51.1	79.4	101.5
Additions to long-lived assets	7.3	40.1	40.1
Total assets	760.1	812.7	807.8

Years Ended September 30,	2013	2012	2011
CORPORATE (unallocated)			
Operating expenses	$ (113.9)	$ (107.7)	$ (110.1)
Depreciation and amortization	5.9	4.7	9.6
Long-lived assets	83.6	79.4	59.9
Additions to long-lived assets	19.1	23.9	0.7
Total assets	1,107.1	912.4	1,124.3

Years Ended September 30,	2013	2012	2011
CONSOLIDATED			
Revenues	$ 2,341.6	$ 2,150.7	$ 1,957.0
Gaming operations	991.4	1,040.0	1,036.5
Product sales	1,085.2	966.8	883.9
Interactive	265.0	143.9	36.6
Gross profit	1,344.4	1,237.6	1,138.4
Gaming operations	617.1	634.3	632.6
Product sales	565.0	522.3	487.2
Interactive	162.3	81.0	18.6
Operating income	494.1	421.7	504.9
Depreciation and amortization	231.6	240.3	226.2
Long-lived assets	614.5	749.1	722.5
Additions to long-lived assets	129.7	210.2	205.1
Total assets	4,612.8	4,285.1	4,154.4

Geographical Information

Revenues below were identified by customer location, except social gaming was by selling location.

Years Ended September 30,	2013	2012	2011
US	$ 1,612.2	$ 1,490.1	$ 1,382.3
Non-US	729.4	660.6	574.7
Total revenues	$ 2,341.6	$ 2,150.7	$ 1,957.0

20. IMPAIRMENT AND RESTRUCTURING

Years Ended September 30,	2013	2012	2011
Alabama	$ 2.3	$ 12.8	$ 3.6
Walker Digital	-	14.6	-
Entraction	-	15.1	-
Other impairments	1.3	-	12.2
Total	$ 3.6	$ 42.5	$ 15.8

Alabama

The legality of electronic charitable bingo in Alabama was challenged in 2010 and IGT machines ceased to be operated at the VictoryLand, Country Crossing and Greenetrack facilities. Subsequent to these property closures, impairment was recognized each year as prospects of collection declined with deteriorating market conditions and the fair value declined on the property collateral associated with our Alabama development financing notes, trade receivables, and gaming equipment. Fair values were determined using DCF models and risk-based market discount rates. The remaining net carrying amount of our Alabama development financing notes totaled $14.2 million at September 30, 2013.

Walker Digital

During 2012, we recorded impairment of $14.6 million resulting from the evaluation of our business strategy and outlook related to the use of our Walker Digital patent portfolio.

Entraction

In September 2012, based on an evaluation of our future business strategy and diminished returns largely related to regulatory challenges, we consolidated our IGTi product development and customer service resources in Europe primarily acquired with Entraction. We began exiting online turnkey and poker operations and closing or reducing certain facilities in Europe (Stockholm and Tallinn), resulting in restructuring charges of $3.6 million for severance, lease termination, and other wind-down costs, and impairment of $11.5 million related to acquired intangible assets, including developed technology, customer relationships, and trademarks.

Other Impairments

In 2013, we recorded impairment of $1.3 million related to our building in Manchester, UK that was put on the market and $2.1 million was reclassified to held-for-sale within other assets. In 2011, we recorded impairment of $4.3 million related to certain underperforming International fixed assets and $7.9 million related to North America assets held for sale.

21. BUSINESS ACQUISITIONS

Double Down Interactive LLC.

On January 20, 2012, we acquired 100% of Seattle based Double Down Interactive LLC., developer and operator of the social gaming operations of DoubleDown Casino® found on Facebook. DoubleDown has a broad and expanding game portfolio, offering blackjack, slots, slot tournaments, video poker, and roulette to social gamers all around the world. This strategic acquisition is establishing IGT's position in casino-style social gaming and strengthening our core business with added distribution channels for IGT game content. DoubleDown is presented as a component of our North America segment.

Our initial investment of $250.9 million, net of cash acquired, included $225.0 million paid through March 2012, $0.9 million paid in April 2012, and $25.0 million held back for 18 months to provide a source of recovery in the event of certain indemnification claims. Total potential consideration of $500.9 million, net of cash acquired, also provides for maximum earn-out payments of $165.0 million over the next three years dependent on financial performance targets and maximum employee retention payments of $85.0 million to certain DoubleDown employees over the two years following the acquisition.

The estimated fair value of $88.9 million for the earn-out consideration at the acquisition date was included in the capitalized purchase price of $339.8 million, net of cash acquired. Fair value amounts were determined using DCF based on probability-weighted earnings projections and a risk-adjusted discount rate of 19%. The retention payments were not capitalized in the purchase price. Professional fees recorded in administrative operating expenses for this acquisition totaled $5.6 million through September 30, 2012. See Note 1 regarding revenue recognition for online social casino-style games. See Note 10 regarding earn-out fair value adjustments recorded subsequent to acquisition in contingent acquisition-related costs.

The purchase consideration was allocated as follows:

- tangible assets of $7.2 million
- identifiable intangible assets of $109.2 million
- goodwill of $226.1 million related to non-separable intangibles and is deductible for tax purposes
- liabilities of $2.7 million

BringIt, Inc.

In February 2012, IGT acquired BringIt, Inc., for its gaming technology and expertise for total cash consideration of $8.1 million allocated primarily to non-deductible goodwill related to non-separable intangibles of $6.7 million and developed technology of $0.8 million. Additionally, IGT agreed to pay $2.0 million contingent on the retention of three key employees over the two years following the acquisition, which was not included in the capitalized purchase price and will be recorded as operating expenses in a separate line for contingent acquisition related costs. BringIt is presented as a component of our North America segment.

Unaudited pro forma information

On a pro forma basis, our 2011 earnings would have been reduced by $50.4 million or $0.17 per diluted share, primarily due to incremental contingent acquisition-related charges for retention bonuses and the amortization of acquired intangible assets. The pro forma impact to 2012 earnings would not have been material. The pro forma impact to revenues was not material in either year.

Entraction Holding AB

Between June 2011 and March 2012, IGT acquired 100% of the outstanding shares of Entraction, a supplier of online real-money gaming products and services, for cash of $110.7 million. Entraction was integrated into our International operating segment and provided additional market opportunities in online real-money gaming markets. The purchase consideration was allocated to tangible net assets of $2.9 million, identifiable intangible assets of $17.7 million, and goodwill of $90.1 million related to non-separable intangibles and not deductible for tax purposes. Pro forma information is not provided as it was not material to our consolidated financial statements.

22. DISCONTINUED OPERATIONS

UK Barcrest Group

As part of our strategic realignment of core objectives, we sold our UK Barcrest Group in 2011 for approximately $47.0 million, which remains subject to contingent consideration related to certain customer arrangements and potential indemnification obligations. Loss on the sale in 2012 totaled $2.4 million (or $3.8 million after-tax) and $22.6 million (or $12.6 million after-tax) in 2011. Additional gain or loss on the sale may be recorded as these outstanding items are resolved over the next two years.

Japan

Discontinued operations for 2011 included $1.4 million of gain on the sale of an industry group investment from our international operations in Japan discontinued in 2010. Additionally, resolution of an outstanding third party contract dispute related to our discontinued operations in Japan is still pending.

Summary of Results and Liabilities of Discontinued Operations

Years Ended September 30,	2012	2011
Revenues	$ -	$ 60.0
Income before tax	$ -	$ 6.1
Income tax provision	-	2.2
Income, net of tax	-	3.9
Loss on sale before tax	(2.4)	(22.6)
Income tax provision (benefit)	1.4	(10.0)
Loss on sale, net of tax	(3.8)	(12.6)
Loss from discontinued operations, net of tax	$ (3.8)	$ (8.7)

Current liabilities of discontinued operations, presented as a component of other accrued liabilities, totaled $4.5 million at September 30, 2013, and $5.6 million at September 30, 2012.

23. QUARTERLY FINANCIAL DATA (Unaudited)

September 30, *(In millions, except per share amounts)*	First	Second	Third	Fourth
2013				
Total revenues	$ 530.3	$ 600.0	$ 579.0	$ 632.3
Gross profit	309.5	341.3	337.1	356.5
Operating income	118.4	129.3	123.0	123.4
Income from continuing operations	65.3	78.2	65.7	63.5
Net income	65.3	78.2	65.7	63.5
Diluted EPS	$0.24	$0.29	$0.25	$0.24
2012				
Total revenues	$ 445.5	$ 541.3	$ 532.8	$ 631.1
Gross profit	251.9	313.6	302.6	369.5
Operating income	99.9	118.0	95.5	108.3
Income from continuing operations	50.3	62.4	46.9	90.1
Net income	49.3	61.9	46.6	88.1
Diluted EPS	$0.16	$0.21	$0.16	$0.33

24. SUBSEQUENT EVENTS

$200 Million ASR

On November 7, 2013, we executed an ASR transaction to repurchase approximately $200.0 million of IGT common stock within the following 2.5 months. The total number of shares will be determined based on the daily VWAP of our common stock over the term of the ASR program, less a discount, subject to a cap establishing a minimum number of shares. A portion of the shares was delivered to IGT on November 8, 2013 and additional shares may be delivered upon final settlement.

Settlement of US Tax Positions

On November 13, 2013, the Company effectively settled certain tax positions with the US tax authorities related to our 1999, 2006, 2007, 2008, and 2009 tax years. As a result, we expect to reduce our income tax provision by approximately $27.0 million and our unrecognized tax benefits by approximately $31.0 million, inclusive of interest and penalties, in our 2014 first quarter.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure. We recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives. Judgment is required when designing and evaluating the cost-benefit relationship of potential controls and procedures.

As of the end of the period covered by this report, with the supervision and participation of management, including our CEO and CFO, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our CEO and CFO have concluded that, as of the end of such period, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control over Financial Reporting

Inherent Limitations over Internal Control

Internal control over financial reporting refers to the process designed by, or under the supervision of, our CEO and CFO, and affected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of controls. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. No evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. We have evaluated the effectiveness of our internal control over financial reporting as of September 30, 2013. This evaluation was performed using the *Internal Control - Integrated Framework* developed by the

Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this evaluation, management has concluded that, as of such date, our internal control over financial reporting was effective. The effectiveness of the Company's internal control over financial reporting as of September 30, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Part II, Item 8 of this report.

Changes in Internal Control over Financial Reporting

As a part of our normal operations, we update our internal controls as necessary to accommodate any modifications to our business processes or accounting procedures. No change occurred during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III

The information required by Items 10, 11, 12, 13, and 14, except as provided below, is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days of the end of the fiscal year covered by this report.

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted the "Code of Ethics for Principal Executive Officer and Senior Financial Officers of International Game Technology" (Finance Code of Ethics), a code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller, or any persons performing similar functions (together, the "Covered Officers"). The Finance Code of Ethics is publicly available on our website. If we make any substantive amendments to the Finance Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the code to any of the Covered Officers, we intend to disclose the nature of such amendment or waiver on our website (www.IGT.com).

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accountant Fees and Services

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Consolidated Financial Statements are included under Part II, Item 8.

(a)(2) Consolidated Financial Statement Schedules are either not required or included under Part II, Item 8.

Parent Company Financial Statements - Financial Statements of the Registrant only are omitted under Rule 3-05 as modified by ASR 302.

(a)(3) Exhibits:

2.1*	Unit Purchase Agreement, dated January 12, 2012, by and among IGT, Double Down Interactive LLC, the Sellers a party thereto, and Gregory Enell, As Sellers' Agent (incorporated by reference to Exhibit 2.1 to Registrants' Report on Form 10-Q for the quarter ended March 31, 2012)
3.1	Articles of Incorporation of International Game Technology, as amended (incorporated by reference to Exhibit 3.1 to Registrant's Report on Form 10-K for the year ended September 30, 2006)
3.2	Amended and Restated Code of Bylaws of International Game Technology, dated November 14, 2013 (incorporated by reference to Exhibit 3.1 to Registrant's Report on Form 8-K filed on November 15, 2013)
4.1	Indenture, dated May 11, 2009, between IGT and Wells Fargo Bank, National Association, as Trustee, related to the 3.25% Convertible Notes due 2014 (incorporated by reference to Exhibit 4.1 to Registrant's Report on Form 8-K filed May 11, 2009)
4.2	Form of 3.25% Convertible Note due 2014 (incorporated by reference to Exhibit 4.2 to Registrant's Report on Form 8-K filed May 11, 2009)
4.3	Indenture, dated June 15, 2009, between IGT and Wells Fargo Bank, National Association, as Trustee, related to senior debt securities (incorporated by reference to Exhibit 4.1 to Registrant's Report on Form 8-K filed June 15, 2009)
4.4	First Supplemental Indenture, dated June 15, 2009, between IGT and Wells Fargo Bank, National Association, as Trustee, related to the 7.5% Notes due 2019 (incorporated by reference to Exhibit 4.2 to Registrant's Report on Form 8-K filed June 15, 2009)
4.5	Form of 7.5% Notes due 2019 (incorporated by reference to Exhibit 4.3 to Registrant's Report on Form 8-K filed June 15, 2009)
4.6	Second Supplemental Indenture, dated June 8, 2010, between IGT and Wells Fargo Bank, National Association, as Trustee, related to the 5.500% Notes due 2020 (incorporated by reference to Exhibit 4.2 to Registrant's Report on Form 8-K filed June 8, 2010)
4.7	Form of 5.500% Notes due 2020 (incorporated by reference to Exhibit 4.3 to Registrant's Report on Form 8-K filed June 8, 2010)
4.8	Third Supplemental Indenture, dated September 19, 2013, between IGT and Wells Fargo Bank, National Association, as Trustee, related to the 5.350% Notes due 2023 (incorporated by reference to Exhibit 4.2 to Registrant's Report on Form 8-K filed September 19, 2013)
4.9	Form of 5.350% Notes due 2023 (incorporated by reference to Exhibit 4.3 to Registrant's Report on Form 8-K filed September 19, 2013)
10.1**	Form of officers and directors indemnification agreement (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-K for the year ended October 2, 2010)
10.2**	International Game Technology Savings Related Share Option Scheme, adopted on March 3, 2009 (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.3**	Amendment and Restated IGT Deferred Compensation Plan (Applicable to Post-2004 Deferrals) dated December 15, 2008 (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-Q for the quarter ended December 31, 2008)

10.4**	International Game Technology 2002 Stock Incentive Plan, as amended effective July 1, 2013 (incorporated by reference to Exhibit 10.3 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2013)
10.5**	IGT Profit Sharing Plan (as amended and restated as of April 1, 2002) (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q for the quarter ended December 31, 2002)
10.6**	Amendments to IGT Profit Sharing Plan dated July 14, 2003 and November 15, 2005 (incorporated by reference to Exhibit 10.8 to Registrant's Report on Form 10-K for the year ended September 30, 2006)
10.7**	Amendment 2006-I to IGT Profit Sharing Plan effective as of January 1, 2006 (incorporated by reference to Exhibit 10.8 to Registrant's Report on Form 10-K for the year ended September 30, 2007)
10.8**	IGT 2002 Stock Incentive Plan Agreement Forms: Director Stock Option Agreement; Incentive Stock Option Agreement; Nonqualified Stock Option Agreement; Restricted Stock Award Agreement; UK Stock Option Sub-Plan ("the UK Sub-Plan") Option Agreement (incorporated by reference to Exhibit 10.17 to Registrant's Report on Form 10-K for the year ended September 30, 2004)
10.9**	IGT 2002 Stock Incentive Plan Agreement Forms: Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.14 to Registrant's Report on Form 10-K for the year ended September 30, 2008)
10.10**	IGT 2002 Stock Incentive Plan Agreement Forms: Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.9 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.11**	IGT 2002 Stock Incentive Plan – Form: Director Deferral Election Form – Annual RSU Award (incorporated by reference to Exhibit 10.10 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.12**	IGT 2002 Stock Incentive Plan – Form: Director Election to Receive Equity Award in Lieu of Fees (incorporated by reference to Exhibit 10.11 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.13**	IGT 2002 Stock Incentive Plan – Form: Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2013)
10.14**	IGT 2002 Stock Incentive Plan – Form: Performance Restricted Stock Unit Award Agreement Fiscal 2013 (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q for the quarter ended December 31, 2012)
10.15**	International Game Technology Employee Stock Purchase Plan, amended and restated effective as of January 11, 2011 (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 8-K filed March 4, 2011)
10.16**	Summary of IGT Management Bonus Plan (incorporated by reference to Exhibit 10.20 to Registrant's Report on Form 10-K for the year ended September 30, 2004)
10.17**	Amended and Restated IGT Directors' Compensation Policy and Share Ownership Guidelines, effective September 29, 2013
10.18**	IGT Executive Share Ownership Guidelines, effective October 2, 2011 (incorporated by reference to Exhibit 10.15 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.19**	Amended and Restated Executive Share Ownership Guidelines, effective September 30, 2012 (incorporated by reference to Exhibit 10.19 to Registrant's Report on Form 10-K for the year ended September 30, 2012)
10.20**	Amended and Restated Employment Agreement, dated December 1, 2009, between International Game Technology and Thomas J. Matthews (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed December 7, 2009)
10.21**	Employment Agreement, dated November 14, 2013, between International Game Technology and Patti S. Hart (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed November 15, 2013)
10.22**	Executive Transition Agreement, dated to be effective October 23, 2009, between International Game Technology and Patrick W. Cavanaugh (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed December 23, 2009)
10.23	Purchase agreement dated as of May 5, 2009, between IGT and Goldman, Sachs & Co., as representative for the initial purchasers of the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.1 of Registrant's Report on Form 8-K filed May 11, 2009)

10.24	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and Goldman, Sachs & Co., relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.25	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and Morgan Stanley & Co., Incorporated as Agent for Morgan Stanley & Co. International plc, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.3 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.26	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and Deutsche Bank AG, London Branch, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.4 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.27	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and BNP Paribas, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.5 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.28	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and Bank of America, N.A., relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.6 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.29	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and The Royal Bank of Scotland plc, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.7 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.30	Issuer Warrant Transaction, dated May 5, 2009, between IGT and Goldman, Sachs & Co., relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.27 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.31	Issuer Warrant Transaction, dated May 5, 2009, between IGT and Morgan Stanley & Co. Incorporated as Agent for Morgan Stanley & Co. International plc, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.28 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.32	Issuer Warrant Transaction, dated May 5, 2009, between IGT and Deutsche Bank AG, London Branch, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.29 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.33	Issuer Warrant Transaction, dated May 5, 2009, between IGT and BNP Paribas, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.30 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.34	Issuer Warrant Transaction, dated May 5, 2009, between IGT and Bank of America, N.A., relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.31 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.35	Issuer Warrant Transaction, dated May 5, 2009, between IGT and The Royal Bank of Scotland plc, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.32 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.36	Credit Agreement dated as of April 14, 2011, with Bank of America, N.A. as Administrative Agent, Wells Fargo Bank, N.A. as Syndication Agent, The Royal Bank of Scotland plc, Union Bank, N.A., and Mizuho Corporate Bank, Ltd, as Co-Documentation Agents, and Wells Fargo Securities LLC, Merrill Lynch, Pierce, Fenner, and Smith Incorporated and RBS Securities, Inc., as Joint Lead Arrangers and Joint Book Runners, and a syndicate of other lenders (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed April 15, 2011)
10.37**	IGT 2002 Stock Incentive Plan Form: Notice of Credit of Director Restricted Stock Units (with attached Terms and Conditions) (incorporated by reference to Exhibit 10.33 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.38**	Executive Transition Agreement, dated August 1, 2011, between International Game Technology and Eric A. Berg (incorporated by reference to Exhibit 10.34 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.39**	Executive Transition Agreement, dated October 23, 2009, as amended effective June 30, 2011, between International Game Technology and Eric P Tom (incorporated by reference to Exhibit 10.36 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.40**	Executive Transition Agreement, dated October 23, 2009, between International Game Technology and Robert C. Melendres (incorporated by reference to Exhibit 10.37 to Registrant's Report on Form 10-K for the year ended September 30, 2011)

10.41**	Executive Transition Agreement, dated February 13, 2012, between International Game Technology and John Vandemore (incorporated by reference to Exhibit 10.41 to Registrant's Report on Form 10-K for the year ended September 29, 2012)
10.42**	Executive Transition Agreement, dated September 25, 2012, between International Game Technology and Paul C. Gracey, Jr. (incorporated by reference to Exhibit 10.42 to Registrant's Report on Form 10-K for the year ended September 29, 2012)
10.43***	Capped Accelerated Stock Buyback Agreement, dated as of June 13, 2012, by and between the Company and Goldman, Sachs & Co (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q/A—Amendment No. 1 for the quarter ended June 30, 2012)
10.44***	Supplemental Confirmation, dated as of June 13, 2012, by and between the Company and Goldman, Sachs & Co (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-Q/A—Amendment No. 1 for the quarter ended June 30, 2012)
10.45	Amended and Restated Credit Agreement, dated as of April 23, 2013 with The Royal Bank of Scotland plc. as Administrative Agent and Swing Line Lender, Wells Fargo Bank, N.A., as Syndication Agent and L/C Issuer, Bank of America, N.A., JPMorgan Chase Bank, N.A., Mizuho Corporate Bank, Ltd., Union Bank, National Association and U.S. Bank National Association, as Co-Documentation Agents, with Wells Fargo Securities, LLC, Union Bank, N.A. and RBS Securities Inc., as Joint Lead Arrangers and Joint Lead Book Runners, and a syndicate of other lenders (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed on April 25, 2013)
10.46	Settlement Agreement, dated June 27, 2013, among International Game Technology, Ader Investment Management LP, Ader Long/Short Fund LP, Doha Partners, I LP, Ader Fund Management LLC, Ader Investment Management LLC and each of the other persons set forth on the signature pages thereto (incorporated by reference to Exhibit 99.1 to Registrant's Report on Form 8-K filed on July 1, 2013)
10.47	Amendment 2012-III to IGT Profit Sharing Plan effective as of January 1, 2013
21	Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24	Power of Attorney (see next page)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a) of the Exchange Act, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Exchange Act, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(b) of the Exchange Act and section 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(b) of the Exchange Act and section 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.1	Government Gaming Regulation
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation

* Certain schedules and exhibits referenced in the Unit Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

** Management contract or compensatory plan or arrangement

*** The Supplemental Confirmation is partially redacted pursuant to a confidential treatment order.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2013

INTERNATIONAL GAME TECHNOLOGY

By: /s/ John Vandemore
John Vandemore
Chief Financial Officer and Treasurer
(Principal Financial Officer)

Power of Attorney

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Patti Hart and John Vandemore, or either of them, as attorneys-in-fact to sign on their behalf, individually, and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Signature	Title	Date
/s/ Patti S. Hart Patti S. Hart	Chief Executive Officer (Principal Executive Officer)	November 26, 2013
/s/ John Vandemore John Vandemore	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 26, 2013
/s/ Philip G. Satre Philip G. Satre	Chairman of the Board of Directors	November 26, 2013
/s/ Paget L. Alves Paget L. Alves	Director	November 26, 2013
/s/ Eric Brown Eric Brown	Director	November 26, 2013
/s/ Janice Chaffin Janice Chaffin	Director	November 26, 2013
/s/ Greg Creed Greg Creed	Director	November 26, 2013
/s/ Robert Miller Robert Miller	Director	November 26, 2013
/s/ Vincent L Sadusky Vincent L. Sadusky	Director	November 26, 2013
/s/ Tracey Weber Tracey Weber	Director	November 26, 2013

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a–14(a) OF THE EXCHANGE ACT
As Adopted Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002

I, Patti S. Hart, certify that:

1. I have reviewed this report on Form 10-K of International Game Technology;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 26, 2013

/s/ Patti S. Hart
Patti S. Hart
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a–14(a) OF THE EXCHANGE ACT
As Adopted Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002

I, John Vandemore, certify that:

1. I have reviewed this report on Form 10-K of International Game Technology;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 26, 2013

/s/ John Vandemore
John Vandemore
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International Game Technology (Company) on Form 10-K for the period ended September 28, 2013 (presented as September 30, 2013) as filed with the Securities and Exchange Commission on the date hereof (Report), I, Patti S. Hart, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 26, 2013

/s/ Patti S. Hart
Patti S. Hart
Chief Executive Officer

The foregoing certification is being furnished pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and it is not to be incorporated by reference into any filing of the Company, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International Game Technology (Company) on Form 10-K for the period ended September 28, 2013 (presented as September 30, 2013) as filed with the Securities and Exchange Commission on the date hereof (Report), I, John Vandemore, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 26, 2013

/s/ John Vandemore
John Vandemore
Chief Financial Officer

The foregoing certification is being furnished pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and it is not to be incorporated by reference into any filing of the Company, regardless of any general incorporation language in such filing.

RECONCILIATION OF GAAP TO NON-GAAP ADJUSTED MEASURES

We believe that certain non-GAAP adjusted measures, when presented in conjunction with comparable GAAP (Generally Accepted Accounting Principles) measures, are useful because that information is an appropriate measure for evaluating our operating performance. Non-GAAP information is used to evaluate business performance and management's effectiveness. These measures should be considered in addition to, not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Non-GAAP measures may not be calculated in the same manner by all companies and therefore may not be comparable.

Years Ended September 30,	2013	2012	2011	2010
(In millions)				
GAAP Operating Income	**$ 494.1**	**$ 421.7**	**$ 504.9**	**$ 424.8**
Acquisition-related charges [a]	100.8	94.0	-	-
Impairment and restructuring	3.6	42.5	15.8	68.4
Proxy fees	7.6	-	-	-
Legal settlement	2.4	-	-	-
IP royalty settlements	(5.0)	-	4.8	-
Severance	-	2.5	-	-
Distributor settlement	-	3.1	-	-
Debt refinancing charges	-	-	-	-
Total non-GAAP adjustments	109.4	142.1	20.6	68.4
Adjusted Operating Income	**$ 603.5**	**$ 563.8**	**$ 525.5**	**$ 493.2**

[a]*Primarily related to DoubleDown*

Years Ended September 30,	2013	2012	2011	2010	2009
GAAP Diluted EPS from Continuing Operations	**$ 1.03**	**$ 0.86**	**$ 0.97**	**$ 0.73**	**$ 0.50**
Acquisition-related charges [a]	0.24	0.20	-	-	-
Impairment and restructuring	0.01	(0.04)	0.03	0.15	0.24
Proxy fees	0.02	-	-	-	-
Legal settlement	0.01	-	-	-	-
IP royalty settlements	(0.02)	-	0.01	-	-
Severance	-	0.01	-	-	-
Distributor settlement	-	0.01	-	-	-
Investment (gain) loss	-	-	(0.01)	0.07	0.05
Debt refinancing charges	-	-	-	0.01	0.01
Certain discrete tax benefits	(0.02)	-	(0.07)	(0.12)	(0.06)
Total non-GAAP adjustments [b]	0.24	0.18	(0.04)	0.11	0.24
Adjusted Diluted EPS from Continuing Operations	**$ 1.27**	**$ 1.04**	**$ 0.93**	**$ 0.84**	**$ 0.74**

[a]*Primarily related to DoubleDown*

[b]*Tax rate effect, except as noted below*	*35%*	*37%*	*36%*	*38%*	*38%*

2010 investment loss at zero tax benefit

2012 impairment included $44.7 million in tax benefit related to Entraction closures.

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Forward-Looking Statements. This Annual Report contains forward-looking statements involving risks and uncertainties, including 2014 financial and operational goals and expectations. You can identify these statements by the fact that they use words such as "anticipate", "believe", "estimate", "expect", "intend", "project", "plan", "seek", and other words and terms of similar meaning. Actual results may differ materially from the results predicted, and reported results should not be considered an indication of future performance. Information about potential risk factors that could affect IGT's business and financial results is included in IGT's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the 2013 fiscal year, which is available on the SEC website at **www.sec.gov** and on IGT's investor relations website at **www.IGT.com/Investors.** IGT does not intend, and undertakes no duty, to update any forward-looking statements to reflect subsequent events or circumstances.

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